     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1999

                                            REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        SALEM COMMUNICATIONS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           4832                          77-0363592
  (STATE OR OTHER JURISDICTION     (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
      OF INCORPORATION OR          CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)
         ORGANIZATION)

                              4880 SANTA ROSA ROAD
                                   SUITE 300
                          CAMARILLO, CALIFORNIA 93012
                                 (805) 987-0400
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S AND CO-REGISTRANT'S PRINCIPAL EXECUTIVE
                                    OFFICES)

                            JONATHAN L. BLOCK, ESQ.
                        SALEM COMMUNICATIONS CORPORATION
                              4880 SANTA ROSA ROAD
                                   SUITE 300
                          CAMARILLO, CALIFORNIA 93012
                                 (805) 987-0400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

             THOMAS D. MAGILL, ESQ.                          PETER J. LOUGHRAN, ESQ.
          GIBSON, DUNN & CRUTCHER LLP                          DEBEVOISE & PLIMPTON
            4 PARK PLAZA, SUITE 1400                             875 THIRD AVENUE
            IRVINE, CALIFORNIA 92614                         NEW YORK, NEW YORK 10022
                 (949) 451-3800                                   (212) 909-6000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                                 PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                                          AGGREGATE OFFERING          AMOUNT OF
SECURITIES TO BE REGISTERED                                        PRICE(1)(2)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Class A common stock, $.01 par value........................       $200,000,000              $55,600
============================================================================================================

(1) Includes shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with a U.S. and Canadian offering of the registrant's Class A common stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A common stock (the "International Prospectus"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page, underwriting section and back cover page. The U.S. Prospectus is included herein and is followed by the alternate pages to be used in the International Prospectus. The front cover page, underwriting section and back cover page for the International Prospectus included herein have all been labeled "Alternate Page for International Prospectus."

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED APRIL 20, 1999

PROSPECTUS

                                              SHARES

                     LOGO  SALEM COMMUNICATIONS CORPORATION
                              CLASS A COMMON STOCK

                             ----------------------

     This is Salem's initial public offering. We are offering
               shares of Class A common stock and the selling stockholders of
Salem are offering                shares of Class A common stock. The U.S.
underwriters are offering                shares in the United States and Canada
and the international managers are offering                shares outside the
United States and Canada.

     We expect the public offering price to be between $          and
$          per share. After pricing of this offering, we expect that the Class A common stock will trade on The New York Stock Exchange under the symbol "SLC."

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                             ----------------------

                                                             PER SHARE     TOTAL
                                                             ---------     -----
Public Offering Price......................................   $           $
Underwriting Discount......................................   $           $
Proceeds, before expenses, to Salem........................   $           $
Proceeds, before expenses, to Selling Stockholders.........   $           $

     The U.S. underwriters may also purchase from the selling stockholders up to
an additional                shares of Class A common stock at the public
offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may
similarly purchase up to an aggregate of                additional shares of
Class A common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Class A common stock will be ready for delivery in New York,
New York on or about              , 1999.

                             ----------------------

                   Joint Lead Managers and Joint Bookrunners

BT ALEX. BROWN                                        ING BARING FURMAN SELZ LLC
                             ----------------------

                              SALOMON SMITH BARNEY
                             ----------------------

               THE DATE OF THIS PROSPECTUS IS             , 1999.

GATEFOLD: Map of the United States depicting states in which Salem's radio stations and network operations are located. A listing of Salem's radio stations and network operations is also presented.

INSIDE BACK COVER: A depiction of the names and logos of Salem's non-radio businesses, OnePlace, Ltd., CCM Communications, Inc. and NavPress Software, Inc.

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Summary.........................    1
Risk Factors....................    8
Forward-Looking Statements......   12
Use of Proceeds.................   13
Dividend Policy.................   13
Capitalization..................   14
Dilution........................   15
Selected Consolidated Financial
  Information...................   16
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   19
Business........................   29
Management......................   51
Transactions Involving Officers,
  Directors and Principal
  Stockholders..................   58

                                  PAGE
                                  ----
Security Ownership of Selling
  Stockholders, Beneficial
  Owners and Management.........   61
Description of Capital Stock....   62
Shares Eligible for Future
  Sale..........................   67
Certain U.S. Federal Tax
  Considerations for Non-U.S.
  Holders of Class A Common
  Stock.........................   68
Underwriting....................   71
Legal Matters...................   76
Experts.........................   76
Additional Information..........   76
Index to Consolidated Financial
  Statements....................  F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
                           -------------------------

     We are a Delaware corporation. Our principal executive offices are located at 4880 Santa Rosa Road, Suite 300, Camarillo, CA 93012, and our telephone number is (805) 987-0400. In this prospectus, "Salem," "we," "us" and "our" refer to Salem Communications Corporation and its subsidiaries (but not to the underwriters listed in this prospectus), unless the context otherwise requires.

                                    SUMMARY

     In addition to this summary of the more detailed information appearing elsewhere in this prospectus, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes. All information in this prospectus assumes the underwriters will not exercise their over-allotment options, unless otherwise stated.

                                     SALEM

     We are the largest U.S. radio broadcasting company providing programming targeted at audiences interested in religious and family issues. Our core business is the ownership and operation of radio stations in large metropolitan markets. After we complete our pending transactions, we will own 48 radio stations, including 34 stations which broadcast to 19 of the top 25 markets. We also operate Salem Radio Network(R), a national radio network offering syndicated talk, news and music programming to approximately 1,100 affiliated radio stations.

     Our primary strategy has been, and will continue to be, to acquire and operate radio stations in large metropolitan markets. We either acquire general format radio stations and reformat them or acquire radio stations already broadcasting in a religious and family issues format. Traditionally, we have programmed acquired stations with our primary format, talk programming with religious and family themes. This format generally features nationally syndicated and local programs produced by organizations that purchase block program time on our radio stations. We have expanded our acquisition strategy in recent years by acquiring additional radio stations in markets in which we already have a presence. We program these radio stations to feature news/talk and religious music formats that complement our primary format. Salem Radio Network(R) supports our strategy by enabling us to offer a variety of program content on newly acquired radio stations in both new and existing markets.

     Our founders, Salem's current CEO and chairman, are career radio broadcasters who have owned and operated radio stations with religious and family issues formats for the last 25 years. As Salem has grown, we have recruited managers with strong radio backgrounds and a commitment to our format. Our senior managers have an average of 25 years of industry experience and nine years with Salem.

     Our financial results demonstrate management's successful implementation of our acquisition and operating strategies:

     - Our net revenue increased 14.7% from 1997 to 1998 and grew at a compound annual rate of 19.2% from 1994 to 1998.

     - Our broadcast cash flow increased 25.1% from 1997 to 1998 and grew at a compound annual rate of 21.2% from 1994 to 1998.

     - On a same station and network basis, our net revenue improved 11.6% from 1997 to 1998 and our broadcast cash flow increased 21.7% from 1997 to 1998.

     We continue to seek new ways to expand and integrate our distribution and content capabilities. We recently acquired magazine, Internet and software businesses that direct their content to persons with interests similar to those of our targeted radio audience. We plan to use these businesses, together with our radio stations and national radio network, to attract and retain a larger audience and customer base.

                                  OUR AUDIENCE

     We are committed to serving our target audience, the segment of the population interested in religious and family issues. We believe this audience is large and will continue to expand.

     - Religious formats constitute the third largest radio format in the U.S. after country and news/talk/business/sports formats, as of November 1998 (The M Street Journal).

     - Over the last ten years, the number of radio stations identified as having primarily a religious format has increased by 79% to 1,785 (The M Street Journal).

     - From 1997 to 1998, listeners to religious format radio increased by 1.3 million adults to 27.9 million weekly listeners (Religion & Media Monthly).

     - The Christian retail industry had $3 billion in sales in 1998 (Christian Booksellers Association).

     - Sales of Christian music grew an average of 22% each year from 1991 to 1997 (Variety).

                        GROWTH AND OPERATING STRATEGIES

     Continue to Focus on Targeted Audience. We attribute our success largely to a consistent emphasis on reaching the audience interested in religious and family issues. We have demonstrated a long-term commitment to this audience by operating radio stations with formats directed to our listeners' specific needs and interests. This consistent focus and commitment builds loyalty and trust from our listening audience, block program purchasers and advertisers.

     Pursue Strategic Radio Acquisitions in Large Markets. We intend to pursue acquisitions of radio stations in both new and existing markets, particularly in large metropolitan areas. Because we believe our presence in large markets makes us attractive to national block programmers and national advertisers, we will continue to pursue acquisitions of radio stations in selected top 50 markets where we currently do not have a presence. In addition, we will explore opportunities to acquire additional radio stations in our current markets, which we will program with news/talk and religious music formats. Through our acquisition strategy, we reach a greater number and broader range of listeners. This enables us to increase audience response for block program customers and expand our advertising revenue base. In addition, our ownership of multiple radio stations in the same market enables us to achieve cost savings by consolidating operations.

     Emphasize Compelling Program Content. As more listening, reading and viewing options become available to consumers, compelling program content will be a prerequisite for expanding our listening audience and increasing audience response to block programmers and advertisers. We continually look for new block program producers. We provide advice to both prospective and existing block program customers on program content and structure, staffing, engineering and programming delivery options. Our national radio network will continue to compete aggressively for talk show talent that will be attractive to affiliates, expand and refine our music formats, and develop compelling news and public affairs features. In addition, our newly acquired Internet and magazine businesses will develop creative content offerings.

     Build Station Identity. We seek to build local station identity for each of our radio stations in order to retain and increase its listening audience, expand its base of advertisers and provide increased audience response to our block program customers. We emphasize the development of a radio station's identity to allow each radio station to better compete against general format radio stations through improvement of production quality and technical facilities and the development of local on-air personalities.

     Integrate Media Assets. We began to develop integrated media assets to complement the distribution capabilities of our radio stations when we created our radio network. Our ability to control both content and distribution enables us to expand and better serve our listening audience, as well as our advertising and block program customers. We plan to continue to implement this strategy and apply it to our newly acquired magazine, Internet and software businesses. We will also opportunistically pursue acquisitions of new media and other businesses that serve our audience. We intend to develop cross-promotion and cross-selling programs on each of our radio, magazine and Internet media to attract new audiences for our radio stations, new readers for our magazines and new customers for our Internet products and services.

                              RECENT DEVELOPMENTS

RADIO

     In April 1999, we entered into a letter of intent to purchase WLSY-FM and WRVI-FM, Louisville, Kentucky, for a combined purchase price of $5.0 million.

     In April 1999, we entered into an agreement to purchase KGME-AM, Phoenix, Arizona, for $5.0 million.

     In April 1999, we exercised an option to acquire ownership of KKOL-AM, Seattle, Washington, for $1.4 million from a corporation owned by our principal stockholders. We currently operate KKOL-AM.

     In October 1998, we purchased KTEK-AM, Houston, Texas, and KYCR-AM, Minneapolis, Minnesota, for a combined purchase price of $2.6 million, retained the stations' religious talk formats and consolidated their operations with our other Houston and Minneapolis radio stations, respectively.

     In August 1998, we purchased KIEV-AM, Los Angeles, California, for $33.2 million, retained its news/talk format and added programming from our network. The operations of KIEV-AM have been consolidated with our other Los Angeles radio stations.

     In August 1998, we purchased KKMO-AM, Seattle-Tacoma, Washington, for $500,000, reformatted the station to a religious talk format and consolidated the station's operations with our other Seattle radio stations.

     In August 1998, we entered into an agreement with XM Satellite Radio, Inc. to develop, produce, supply and market on an exclusive basis religious and family issues audio programming which will be distributed by a subscriber-based satellite digital audio radio service. XM Satellite Radio, Inc., one of two Federal Communications Commission licensees for this service, will have the capability of providing up to 100 channels of audio programming. XM Satellite Radio expects its service to commence in 2000. We have agreed to provide religious and family issues talk programming on one channel and youth and adult religious music programming on two additional channels.

NEW MEDIA

     In April 1999, we will purchase the assets of NavPress Software, Inc. for $550,000. NavPress, based in Austin, Texas, is a developer and supplier of electronic Bible and Christian reference books and Bible study software applications, including its best known products, WORDsearch(TM) and LESSONmaker(TM).

     In January 1999, we purchased the assets of OnePlace, LLC for $6.2 million. OnePlace(TM), based in Greensboro, North Carolina, provides Internet e-commerce, search engines, consumer profiling and other information technologies to the Christian products industry. OnePlace(TM) also creates information databases and publishes software applications, including management software for churches and GuardiaNet(TM), an Internet-based Web filtering system.

     In January 1999, we purchased CCM Communications, Inc. for $1.9 million. CCM, based in Nashville, Tennessee, has published magazines since 1978 which follow the Christian music industry. CCM's flagship publication, CCM Magazine, is a monthly music magazine offering interviews with artists, issue-oriented features, album reviews and concert schedules. CCM also publishes Christian Research Report, the leading trade publication providing rating information to contemporary Christian music formatted radio stations, and CCM Update, a trade publication providing rating information to contemporary Christian music producers and retailers. With the combination of these CCM publications, we are uniquely positioned to track contemporary Christian music audience trends.

                                  THE OFFERING

Class A common stock offered
by:

  Salem........................                  shares

  Selling stockholders.........                  shares

  Total........................                  shares

Common stock outstanding after
  the offering:
  Class A common stock.........                  shares

  Class B common stock.........                  shares

Over-allotment options.........                  shares

Use of proceeds................   We intend to use the estimated net proceeds to
                                  Salem of $          million as follows:

                                  - $54.75 million to redeem a portion of our
                                    senior subordinated notes (including a $4.75 million redemption premium),

                                  - $          million to repay all indebtedness
                                    outstanding under our credit facility, and

                                  - $          million for general corporate
                                    purposes, including acquisitions and working capital requirements.

                                  We will not receive any proceeds from the sale by the selling stockholders of shares of Class A common stock.

Voting rights..................   - Holders of Class A common stock are entitled
                                    to one vote per share and holders of Class B common stock are entitled to ten votes per share, except for specified related party transactions. See "Description of Capital Stock -- Common Stock."

                                  - Holders of Class A common stock and Class B
                                    common stock vote together as a single class on all matters submitted to a vote of stockholders, except that holders of Class A common stock vote separately for two independent directors.

                                  - Our existing stockholders hold all of the
                                    shares of Class B common stock and, after
                                    this offering, will own shares having
                                    approximately   % of the combined votes of
                                    Salem's Class A and Class B common stock.

Risk Factors...................   See "Risk Factors" for a discussion of factors
                                  you should carefully consider before deciding to invest in the shares of Class A common stock.

Proposed New York Stock
  Exchange symbol..............   "SLC"

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     You should read the following summary financial information together with Salem's consolidated financial statements and related notes, "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our financial results are not comparable from period to period because of our acquisition and disposition of radio stations.

                                                                           YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------
                                                           1994         1995         1996         1997         1998
                                                        ----------   ----------   ----------   ----------   ----------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:
Net revenue...........................................   $ 38,575     $ 48,168     $ 59,010     $ 67,912     $ 77,891
Operating expenses:
  Station and network operating expenses..............     22,179       27,527       33,463       39,626       42,526
  Corporate expenses..................................      3,292        3,799        4,663        6,210        7,395
  Tax reimbursements to S corporation
    shareholders(1)...................................        977        2,057        2,038        1,780           --
  Depreciation and amortization.......................      7,633        7,884        8,394       12,803       14,058
                                                         --------     --------     --------     --------     --------
Total operating expenses..............................     34,081       41,267       48,558       60,419       63,979
                                                         --------     --------     --------     --------     --------
Net operating income..................................      4,494        6,901       10,452        7,493       13,912
Other income (expense):
  Interest income.....................................        230          319          523          230          291
  Gain (loss) on disposal of assets...................       (482)          (7)      16,064        4,285          236
  Interest expense....................................     (3,668)      (6,646)      (7,361)     (12,706)     (15,941)
  Other expense.......................................       (135)        (255)        (270)        (389)        (422)
                                                         --------     --------     --------     --------     --------
Total other income (expense)..........................     (4,055)      (6,589)       8,956       (8,580)     (15,836)
                                                         --------     --------     --------     --------     --------
Income (loss) before income taxes and extraordinary
  item................................................        439          312       19,408       (1,087)      (1,924)
Provision (benefit) for income taxes..................       (247)        (204)       6,655          106         (343)
                                                         --------     --------     --------     --------     --------
Income (loss) before extraordinary item...............        686          516       12,753       (1,193)      (1,581)
Extraordinary loss(2).................................         --         (394)          --       (1,185)          --
                                                         --------     --------     --------     --------     --------
Net income (loss).....................................   $    686     $    122     $ 12,753     $ (2,378)    $ (1,581)
                                                         ========     ========     ========     ========     ========
Pro forma net income (loss)(1)........................   $    848     $  1,024     $ 12,838     $   (770)    $ (1,581)
                                                         ========     ========     ========     ========     ========
Basic and diluted income (loss) per share before
  extraordinary item..................................   $   2.80     $   2.11     $  52.05     $  (4.87)    $  (6.45)
                                                         ========     ========     ========     ========     ========
Basic and diluted net income (loss) per share(3)......   $   2.80     $   0.50     $  52.05     $  (9.71)    $  (6.45)
                                                         ========     ========     ========     ========     ========
Pro forma basic and diluted income (loss) per share
  before extraordinary item...........................   $   3.46     $   5.79     $  52.40     $   1.70     $  (6.45)
                                                         ========     ========     ========     ========     ========
Pro forma basic and diluted net income (loss) per
  share...............................................   $   3.46     $   4.18     $  52.40     $  (3.14)    $  (6.45)
                                                         ========     ========     ========     ========     ========
Basic and diluted weighted average shares
  outstanding(3)......................................    245,016      245,016      245,016      245,016      245,016
                                                         ========     ========     ========     ========     ========
OTHER DATA:
Broadcast cash flow(4)................................   $ 16,396     $ 20,641     $ 25,547     $ 28,286     $ 35,365
Broadcast cash flow margin(5).........................       42.5%        42.9%        43.3%        41.7%        45.4%
EBITDA(4).............................................   $ 13,104     $ 16,842     $ 20,884     $ 22,076     $ 27,970
After-tax cash flow(4)................................      8,770        9,306       11,594       10,647       12,335
Cash flows related to:
  Operating activities................................   $  7,482     $  7,681     $ 10,495     $  7,314     $ 11,015
  Investing activities................................    (18,806)     (27,681)     (18,923)     (26,326)     (31,762)
  Financing activities................................     11,827       19,227        9,383       18,695       21,019
ADJUSTED STATEMENT OF OPERATIONS AND OTHER DATA(6):
Interest expense......................................
Net income............................................
Basic and diluted net income per share(7).............
Basic and diluted weighted average shares
  outstanding(7)......................................
After-tax cash flow(4)................................
Basic and diluted after-tax cash flow per
  share(4)(7).........................................

                                                   (footnotes on following page)

                                                                 AS OF DECEMBER 31, 1998
                                                                --------------------------
                                                                 ACTUAL     AS ADJUSTED(6)
                                                                --------    --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $  1,917
Total assets................................................     207,750
Long-term debt..............................................     178,610
Stockholders' equity........................................       9,101

(1) Tax reimbursements to S corporation shareholders represent the income tax liabilities of our principal stockholders created by the income of New Inspiration and Golden Gate, which were both S corporations prior to our August 1997 reorganization. Pro forma net income (loss) excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented. In August 1997, New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem. From this date, pretax income of New Inspiration and Golden Gate is included in our computation of the income tax provision included in our consolidated statements of operations. See "Selected Consolidated Financial Information" and notes 1 and 6 to our consolidated financial statements.

(2) The extraordinary loss in each of 1995 and 1997 relates to the write-off of deferred financing costs and termination fees related to the repayment of long-term debt. See note 4 to our consolidated financial statements.

(3) See note 1 to our consolidated financial statements.

(4) We define broadcast cash flow as net operating income before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. For periods prior to 1998, broadcast cash flow and EBITDA are calculated using net operating income before tax reimbursements to S corporation shareholders. For periods prior to 1998, after-tax cash flow excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented.

     Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating Salem because they are measures widely used in the radio broadcast industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability. These measures are not necessarily comparable to similarly titled measures employed by other companies.

(5) Broadcast cash flow margin is broadcast cash flow as a percentage of net revenue.

(6) The adjusted data give effect to the offering and the application of a portion of the net proceeds of the offering to redeem $50 million in principal amount of our senior subordinated notes (plus a $4.8 million redemption premium) and to repay all amounts outstanding under our credit facility ($36.8 million as of March 31, 1999) as if this application of net proceeds had occurred as of January 1, 1998. This results in a reduction in interest expense of $6.0 million for 1998. See "Use of Proceeds." We will record the redemption premium and a portion of unamortized bond issue costs as an extraordinary loss on the early extinguishment of debt in the period when the senior subordinated notes are redeemed. The extraordinary loss is not included in the adjusted data since it will be a non-recurring charge.

(7) Based on the weighted average number of shares of Class A common stock and Class B common stock outstanding for all periods presented, including the number of shares of Class A common stock to be issued and sold by Salem in the offering, assuming the offering had occurred as of January 1, 1998.

                                  RISK FACTORS

     In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating Salem and our business before purchasing shares of Class A common stock.

OUR RESULTS DEPEND SIGNIFICANTLY UPON THE SUCCESS OF THE RELIGIOUS AND FAMILY ISSUES FORMAT

     We are committed to a broadcasting format emphasizing religious and family issues. Our results of operations therefore depend significantly upon:

     - the success of religious and family issues formats,

     - the continued positive listener response to our block program and advertising customers,

     - the financial success of the organizations purchasing block program time and advertising on our radio stations, and

     - the financial success of affiliated radio stations that feature programming from Salem Radio Network(R).

     We may not pursue potentially more profitable business opportunities outside of our religious and family issues format. For example, we may not switch to other formats in response to changing audience preferences.

OUR STRATEGY TO GROW THROUGH ACQUISITIONS INVOLVES NUMEROUS RISKS

     We intend to continue our acquisition strategy by acquiring radio stations in new and existing markets, as well as by expanding into other media and acquiring businesses that share our commitment to serving our targeted audience. Our acquisition strategy involves numerous risks:

     - We may be unable to generate cash flow from reformatted radio stations as effectively as we have in the past or in amounts sufficient to offset associated acquisition costs.

     - Our management may be unable to manage a larger organization or may be unable to effectively assimilate newly acquired radio stations into our organization.

     - We may be unable to identify attractive radio station acquisition opportunities, or may be forced to pay higher prices, due to increased competition with other buyers in the rapidly consolidating radio broadcasting industry. General format broadcast companies may be able to outbid us because they may have greater financial resources or can justify paying higher prices for radio stations broadcasting in their desired format or otherwise meeting their acquisition strategies.

     - We may be unable to obtain additional financing on terms that are both acceptable to our management and in compliance with covenants in our credit facility or senior subordinated notes.

     - Our core group of national block program customers, which have historically accounted for a substantial portion of our revenue, may not be willing to support our further expansion into new markets due in part to:

        - their high initial costs required to create a listener base in a new market capable of generating revenue sufficient to cover programming costs, and

        - their pre-existing relationships with other radio stations in these markets.

     - We may not be able to acquire new media and other businesses that we identify as important to our strategy, and may be unable to successfully integrate acquisitions of these businesses into our organization.

     Our inability to successfully implement our acquisition strategy could have a material adverse effect on our business and results of operations.

THE HIGHLY COMPETITIVE NATURE OF THE RADIO BROADCAST INDUSTRY COULD NEGATIVELY IMPACT OUR BUSINESS

     The radio broadcasting industry, including the religious format segment of this industry, is highly competitive. The financial success of each of our radio stations that features talk programming is dependent, to a significant degree, upon our ability to generate revenue from the sale of block program time to national and local religious organizations. We compete for this program revenue with a number of commercial and non-commercial radio stations. Due to the significant competition for this block programming, we cannot be sure that we will be able to maintain or increase our current block programming revenue.

     In the advertising market, we compete for revenue with other commercial religious format and general format radio stations, as well as with other media, including broadcast and cable television, newspapers, magazines, direct mail and billboard advertising. Due to this significant competition, we cannot be sure that we will be able to maintain or increase our current advertising revenue.

     In addition to the competition faced by our radio stations, Salem Radio Network(R) faces competition from other providers of radio program content, including commercial radio networks that offer news and talk programming to religious format radio stations and non-commercial networks that offer religious music formats. Our network also competes with other radio networks and individual radio stations for the services of talk show personalities. Competition from existing and new radio networks may limit the growth and profitability of our network.

INDUSTRY COMPETITION MAY INCREASE DUE TO NEW TECHNOLOGIES AND SERVICES

     Radio broadcasting is subject to competition from new media technologies and services that are being developed or introduced. These include delivery of audio programming by cable television, satellite, digital audio radio services, the Internet, personal communications services and the proposed authorization by the FCC of a new service of low powered, limited coverage FM radio stations. We cannot predict the effect that any of this new technology may have on our business or the radio broadcasting industry.

DECLINES IN THE LOS ANGELES OR NEW YORK MARKETS COULD NEGATIVELY IMPACT OUR BUSINESS

     Broadcast cash flow from our radio stations in Los Angeles and New York, our two largest markets, accounted for 21% and 17%, respectively, of our broadcast cash flow in 1998. A significant decline in broadcast cash flow from radio stations in these two markets could have a material adverse effect on our financial results. Adverse economic events or conditions that affect the Los Angeles or New York markets could have a material adverse effect on our financial results by, for example, causing customers in these markets to reduce their expenditures for advertising.

LOSS OF KEY EXECUTIVES COULD NEGATIVELY IMPACT OUR BUSINESS

     Our business is dependent upon the performance and continued efforts of certain key individuals, particularly Edward G. Atsinger III, our President and Chief Executive Officer; Stuart W. Epperson, our Chairman of the Board; and Eric
H. Halvorson, our Chief Operating Officer, Executive Vice President and General Counsel. The loss of the services of any of Messrs. Atsinger, Epperson or Halvorson could have a material adverse effect upon Salem. We have entered into employment agreements with each of Messrs. Atsinger, Epperson and Halvorson. Messrs. Atsinger and Epperson's agreements expire in July 2000; Mr. Halvorson's agreement expires in December 2003. Mr. Epperson has radio interests outside of Salem that will continue to impose demands on his time. See "Transactions Involving Officers, Directors and Principal Stockholders -- Radio Stations Owned By the Eppersons."

WE HAVE A HISTORY OF NET LOSSES AND MAY EXPERIENCE FUTURE LOSSES

     During 1997 and 1998, we incurred net losses of $2.4 million and $1.6 million, respectively. The losses resulted primarily from interest expense and depreciation and amortization expense associated with acquisitions, as well as ongoing expenses related to the process of reformatting radio stations. We may continue to experience losses while we pursue our acquisition strategy and proceed through the process of reformatting acquired radio stations. We cannot be sure that our newly acquired Internet, magazine and software businesses will be profitable.

GOVERNMENT REGULATION OF THE BROADCASTING INDUSTRY MAY NEGATIVELY IMPACT OUR BUSINESS

     Our operations are subject to extensive and changing governmental regulations and policies and actions of federal regulatory bodies, including the Department of Justice, the Federal Trade Commission and the Federal Communications Commission. We operate each of our radio stations pursuant to one or more FCC broadcasting licenses. As each license expires, we apply for renewal of the license. However, we cannot be sure that any of our licenses will be renewed, and renewal is subject to challenge by third-parties or to rejection by the FCC. The Communications Act of 1934 and FCC rules and policies require FCC approval for transfers of control of, and assignments of, FCC licenses. Were a complaint to be filed against Salem or other FCC licensees involved in a transaction with us, the FCC could delay the grant of, or refuse to grant, its consent to an assignment or transfer of control of licenses.

     Further, the FTC and the DOJ evaluate transactions to determine whether those transactions should be challenged under federal antitrust laws. We are aware that the FTC and the DOJ have been increasingly active in their review of radio station acquisitions. This is particularly the case when a radio broadcast company proposes to acquire additional stations in its existing markets. We cannot be sure that the DOJ or the FTC will not seek to prohibit or require the restructuring of our future acquisitions.

WE DO NOT INTEND TO PAY CASH DIVIDENDS

     We do not expect to declare or pay any cash dividends in the near future. We are a holding company and derive substantially all of our operating income from our subsidiaries.

Should we change our policy of not paying dividends, our sole source of cash from which to make dividend payments will be dividends paid or payments made to us by our subsidiaries, which may be restricted in their ability to pay cash to Salem. Our ability to pay dividends is also restricted by our credit facility and senior subordinated notes.

EXISTING STOCKHOLDERS HAVE THE ABILITY TO CONTROL MATTERS ON WHICH SALEM'S STOCKHOLDERS MAY VOTE

     Upon completion of the offering, Edward G. Atsinger III, Stuart W. Epperson
and Nancy A. Epperson will own or control approximately      % of the combined
votes of the Class A and Class B common stock. If the over-allotment options are exercised in full, they will own or control approximately % of the combined votes of the Class A and Class B common stock. Accordingly, Messrs. Atsinger and Epperson and Mrs. Epperson will control the vote on all matters submitted to a vote of the holders of Salem's common stock, except with respect to the election of two independent directors. See "Description of Capital Stock -- Common Stock." Control by Messrs. Atsinger and Epperson and Mrs. Epperson may have the effect of preventing or discouraging transactions involving an actual or potential change of control of Salem. This may include transactions in which the holders of Class A common stock might otherwise receive a premium for their shares over then-current market prices.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND APPLICABLE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL

     Provisions of our certificate of incorporation, our bylaws and Delaware and federal law may have the effect of discouraging a third party from making an acquisition proposal for Salem. This may inhibit a transaction in which the holders of Class A common stock might otherwise receive a premium for their shares over then-current market prices. Such provisions include:

     - Salem's certificate of incorporation and bylaws: require advance notice for stockholder proposals and director nominations to be considered at a meeting of stockholders; prohibit stockholders from calling special meetings; prohibit stockholder actions by written consent instead of at a meeting; and authorize the board of directors to issue preferred stock and to determine the terms of this preferred stock without stockholder approval.

     - A provision of Delaware corporation law could prohibit us from engaging in a business transaction with any interested stockholder, as defined in the Delaware corporation law, for three years.

     - The Communications Act and FCC rules require the prior consent of the FCC to any change of control of Salem and restrict ownership by non-U.S. persons.

SALES OF SIGNIFICANT AMOUNTS OF CLASS A COMMON STOCK COULD DEPRESS ITS MARKET PRICE

     Sales of a substantial number of shares of Class A common stock in the public market following this offering, or the perception that these sales could occur, could depress the market price for the Class A common stock by introducing a large number of sellers or potential sellers to the market.
Following the offering, we will have outstanding                shares of Class
A common stock and                shares of Class B common stock. The
               shares of Class A common stock sold in the offering will be freely transferable without restriction under the Securities Act by persons
other than our affiliates. The remaining                shares of Class A common
stock and all
shares of Class B common stock are held by affiliates of Salem and are subject to restrictions on public sale under the Securities Act. Salem, its directors and executive officers, and all existing stockholders are subject to "lock-up" agreements under which they have agreed not to sell or otherwise dispose of any shares of Salem common stock for a period of 180 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated and ING Baring Furman Selz LLC. Because of these restrictions, on the date of this prospectus, no shares other than those shares of Class A common stock offered by this prospectus will be eligible for sale. When the lock-up period expires, substantially all of the shares held by our affiliates will be eligible for sale in the public market, subject to compliance with the manner-of-sale, volume and other limitations of Rule 144.

INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial offering price is expected to be substantially higher than the net tangible book value of each share of outstanding common stock. Purchasers of Class A common stock in the offering will experience immediate and substantial
dilution. The dilution will be $     per share in the net tangible book value of
Class A common stock from the expected initial public offering price.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "intend," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology.

     Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our and the radio broadcast industry's actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those identified under "Risk Factors" in this prospectus.

     We are under no duty to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

     We will receive net proceeds of $          from the sale of shares of Class
A common stock in the offering, based on an assumed initial public offering
price of $     per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting underwriting discounts and estimated offering expenses. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders. We expect to use the net proceeds of this offering to:

     - Redeem a portion of our 9 1/2% senior subordinated
       notes due 2007 30 days following the offering
       (including a $4.75 million redemption premium).......  $54,750,000
     - Repay all indebtedness outstanding under our credit
       facility.............................................  $
     - Provide for general corporate purposes, including
       acquisitions and working capital requirements........  $

     We will use $       million of the net proceeds of the offering to fund the
acquisitions of KGME-AM, WLSY-FM and WRVI-FM. See "Summary -- Recent Developments." We regularly evaluate potential acquisition candidates. No other acquisitions are currently considered to be pending or probable.

     Indebtedness under our credit facility accrues interest at variable rates and must be repaid in full by August 2004. At March 31, 1999, the interest rate on credit facility borrowings was 8%.

     Pending the application of the net proceeds, we will temporarily invest the net proceeds of the offering in short-term interest bearing investments.

                                DIVIDEND POLICY

     We intend to retain future earnings for use in our business and do not anticipate declaring or paying any dividends on shares of Class A or Class B common stock in the foreseeable future. Further, our board of directors will make any determination to declare and pay dividends in light of our earnings, financial position, capital requirements, agreements for our outstanding debt and such other factors as the board of directors deems relevant.

     Our sole source of cash from which to make dividend payments will be dividends paid to us or payments made to us by our subsidiaries. The ability of our subsidiaries to make these payments may be restricted by applicable state laws or terms of agreements to which they are or may become party.

                                 CAPITALIZATION

     The following table sets forth cash and cash equivalents and capitalization of Salem (i) as of December 31, 1998 and (ii) as adjusted to give effect to the sale of the shares of Class A common stock offered by this prospectus and the application of the estimated net proceeds to Salem.

     The information in the table should be read in conjunction with the more detailed consolidated financial statements and related notes included elsewhere in this prospectus.

                                                           AS OF DECEMBER 31, 1998
                                                           ------------------------
                                                                             AS
                                                             ACTUAL       ADJUSTED
                                                           ----------    ----------
                                                                (IN THOUSANDS)
Cash and cash equivalents................................   $  1,917      $
                                                            ========      ========
Long-term debt:
  Capital lease obligations..............................   $  2,810      $
  Unsecured note to stockholder(1).......................      1,800
  Senior subordinated notes..............................    150,000
  Credit facility(2).....................................     24,000
                                                            --------      --------
          Total long-term debt...........................    178,610

Stockholders' equity:
  Class A common stock, $.01 par value; authorized
     80,000,000 shares; issued and outstanding 163,344
     shares, actual;           shares, as adjusted(3)....          2
  Class B common stock, $.01 par value; authorized
     20,000,000 shares; issued and outstanding 81,672
     shares, actual;           shares, as adjusted.......          1
  Additional paid-in capital.............................      5,829
  Retained earnings......................................      3,269
                                                            --------      --------
          Total stockholders' equity.....................      9,101
                                                            --------      --------
  Total capitalization...................................   $187,711      $
                                                            ========      ========

-------------------------
(1) We repaid this note in full in April 1999.

(2) As of March 31, 1999, $36.8 million was outstanding under our credit facility. Subject to completion of this offering, we are amending our credit facility to increase our borrowing capacity from $75 million to $150 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

(3) Excludes           shares of Class A common stock reserved for grants under
    Salem's 1999 stock incentive plan.

                                    DILUTION

     Our net tangible book value (deficit) as of December 31, 1998 was $(137.3)
million or $     per share of common stock. Net tangible book value (deficit)
per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. Salem's net tangible book value, on a pro forma basis, as adjusted
for the sale of                shares of Class A common stock in the offering by
Salem and the application of the net proceeds from the sale, and after deducting underwriting discounts and estimated offering expenses, would have been $
million or $          per share. This represents an immediate increase in net
tangible book value of $     per share to existing stockholders and an immediate
dilution of $     per share to new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.......           $
Net tangible book value (deficit) per share before the
  offering............................................  $
Increase per share attributable to new investors......
                                                        ------
Net tangible book value per share after the
  offering............................................
                                                                 ------
Dilution per share to new investors...................           $
                                                                 ======

     The following table summarizes, after giving effect to the offering, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, based on an assumed initial public
offering price of $     per share:

                             SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                            ------------------    ---------------------      PRICE
                            NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                            -------    -------    ----------    -------    ---------
Existing stockholders.....                  %                        %      $
New investors.............
                            -------      ---      ----------      ---
  Total...................               100%                     100%
                            =======      ===      ==========      ===

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     Salem's selected historical statement of operations and balance sheet data presented below as of and for the years ended December 31, 1994, 1995, 1996, 1997 and 1998 are derived from the consolidated financial statements of Salem, which have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, and the independent auditors' report thereon, are included elsewhere in this prospectus. Salem's financial results are not comparable from period to period because of our acquisition and disposition of radio stations. The selected consolidated financial information below should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                 YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 1994         1995         1996         1997         1998
                                                              ----------   ----------   ----------   ----------   ----------
                                                                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS DATA:

Net revenue.................................................   $ 38,575     $ 48,168     $ 59,010     $ 67,912     $ 77,891
Operating expenses:
  Station and network operating expenses....................     22,179       27,527       33,463       39,626       42,526
  Corporate expenses........................................      3,292        3,799        4,663        6,210        7,395
  Tax reimbursements to S corporation shareholders(1).......        977        2,057        2,038        1,780           --
  Depreciation and amortization.............................      7,633        7,884        8,394       12,803       14,058
                                                               --------     --------     --------     --------     --------
Total operating expenses....................................     34,081       41,267       48,558       60,419       63,979
                                                               --------     --------     --------     --------     --------
Net operating income........................................      4,494        6,901       10,452        7,493       13,912
Other income (expense):
  Interest income...........................................        230          319          523          230          291
  Gain (loss) on disposal of assets.........................       (482)          (7)      16,064        4,285          236
  Interest expense..........................................     (3,668)      (6,646)      (7,361)     (12,706)     (15,941)
  Other income expense......................................       (135)        (255)        (270)        (389)        (422)
                                                               --------     --------     --------     --------     --------
Total other income (expense)................................     (4,055)      (6,589)       8,956       (8,580)     (15,836)
                                                               --------     --------     --------     --------     --------
Income (loss) before income taxes and extraordinary item....        439          312       19,408       (1,087)      (1,924)
Provision (benefit) for income taxes........................       (247)        (204)       6,655          106         (343)
                                                               --------     --------     --------     --------     --------
Income (loss) before extraordinary item.....................        686          516       12,753       (1,193)      (1,581)
Extraordinary loss(2).......................................         --         (394)          --       (1,185)          --
                                                               --------     --------     --------     --------     --------
Net income (loss)...........................................   $    686     $    122     $ 12,753     $ (2,378)    $ (1,581)
                                                               ========     ========     ========     ========     ========
Pro forma net income (loss)(1)..............................   $    848     $  1,024     $ 12,838     $   (770)    $ (1,581)
                                                               ========     ========     ========     ========     ========
Basic and diluted income (loss) per share before
  extraordinary item........................................   $   2.80     $   2.11     $  52.05     $  (4.87)    $  (6.45)
                                                               ========     ========     ========     ========     ========
Basic and diluted net income (loss) per share(3)............   $   2.80     $   0.50     $  52.05     $  (9.71)    $  (6.45)
                                                               ========     ========     ========     ========     ========
Pro forma basic and diluted income (loss) per share before
  extraordinary item........................................   $   3.46     $   5.79     $  52.40     $   1.70     $  (6.45)
                                                               ========     ========     ========     ========     ========
Pro forma basic and diluted net income (loss) per share.....   $   3.46     $   4.18     $  52.40     $  (3.14)    $  (6.45)
                                                               ========     ========     ========     ========     ========
Basic and diluted weighted average shares outstanding(3)....    245,016      245,016      245,016      245,016      245,016
                                                               ========     ========     ========     ========     ========
OTHER DATA:
Broadcast cash flow(4)......................................   $ 16,396     $ 20,641     $ 25,547     $ 28,286     $ 35,365
Broadcast cash flow margin(5)...............................       42.5%        42.9%        43.3%        41.7%        45.4%
EBITDA(4)...................................................   $ 13,104     $ 16,842     $ 20,884     $ 22,076     $ 27,970
After-tax cash flow(4)......................................      8,770        9,306       11,594       10,647       12,335
Cash flows related to:
  Operating activities......................................   $  7,482     $  7,681     $ 10,495     $  7,314     $ 11,015
  Investing activities......................................    (18,806)     (27,681)     (18,923)     (26,326)     (31,762)
  Financing activities......................................     11,827       19,227        9,383       18,695       21,019
ADJUSTED STATEMENT OF OPERATIONS AND OTHER DATA(6):
Interest expense............................................
Net income..................................................
Basic and diluted net income per share(7)...................
Basic and diluted weighted average shares outstanding(7)....
After-tax cash flow(4)......................................
Basic and diluted after-tax cash flow per share(4)(7).......

                                                   (footnotes on following page)

                                                      AS OF DECEMBER 31,
                                      ---------------------------------------------------
                                       1994       1995       1996       1997       1998
                                      -------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents...........  $ 1,780   $  1,007   $  1,962   $  1,645   $  1,917
Total assets........................   82,041    104,817    159,185    184,813    207,750
Long-term debt......................   60,656     81,020    121,790    154,500    178,610
Stockholders' equity................   13,160     13,282     20,534     10,682      9,101

-------------------------

(1) Tax reimbursements to S corporation shareholders represent the income tax liabilities of our principal stockholders created by the income of New Inspiration and Golden Gate, which were both S corporations prior to our August 1997 reorganization. Pro forma net income (loss) excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented. In August 1997, New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem. From this date, pretax income of New Inspiration and Golden Gate is included in our computation of the income tax provision included in our consolidated statements of operations. See notes 1 and 6 to our consolidated financial statements.

     The following table reflects the pro forma adjustments to historical net income:

                                                   YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------
                                         1994     1995     1996      1997      1998
                                        ------   ------   -------   -------   -------
                                                   (DOLLARS IN THOUSANDS)
    Pro Forma Information:
    Income (loss) before income taxes
      and extraordinary item as
      reported above..................  $  439   $  312   $19,408   $(1,087)  $(1,924)
    Add back tax reimbursements to S
      corporation shareholders........     977    2,057     2,038     1,780        --
                                        ------   ------   -------   -------   -------
    Pro forma income (loss) before
      income taxes and extraordinary
      item............................   1,416    2,369    21,446       693    (1,924)
    Pro forma provision (benefit) for
      income taxes....................     568      951     8,608       278      (343)
                                        ------   ------   -------   -------   -------
    Pro forma income (loss) before
      extraordinary item..............     848    1,418    12,838       415    (1,581)
    Extraordinary loss................      --     (394)       --    (1,185)       --
                                        ------   ------   -------   -------   -------
    Pro forma net income (loss).......  $  848   $1,024   $12,838   $  (770)  $(1,581)
                                        ======   ======   =======   =======   =======

(2) The extraordinary loss in each of 1995 and 1997 relates to the write-off of deferred financing costs and termination fees related to the repayment of long-term debt. See note 4 to our consolidated financial statements.

(3) See note 1 to our consolidated financial statements.

(4) We define broadcast cash flow as net operating income before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. For periods prior to 1998, broadcast cash flow and EBITDA are calculated using net operating income before tax reimbursements to S corporation shareholders. For periods prior to 1998, after-tax cash flow excludes reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented.

                                         (footnotes continued on following page)

     Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, we believe that they are useful to an investor in evaluating Salem because they are measures widely used in the radio broadcast industry to evaluate a radio company's operating performance. However, you should not consider broadcast cash flow, EBITDA and after-tax cash flow in isolation or as substitutes for net income, cash flows from operating activities and other statement of operations or cash flows data prepared in accordance with generally accepted accounting principles as a measure of liquidity or profitability. These measures are not necessarily comparable to similarly titled measures employed by other companies.

(5) Broadcast cash flow margin is broadcast cash flow as a percentage of net revenue.

(6) The adjusted data give effect to the offering and the application of a portion of the net proceeds of the offering to redeem $50 million in principal amount of our senior subordinated notes (plus a $4.8 million redemption premium) and to repay all amounts outstanding under our credit facility ($36.8 million as of March 31, 1999) as if this application of net proceeds had occurred as of January 1, 1998. This results in a reduction in interest expense of $6.0 million for 1998. See "Use of Proceeds." We will record the redemption premium and a portion of unamortized bond issue costs as an extraordinary loss on the early extinguishment of debt in the period when the senior subordinated notes are redeemed. The extraordinary loss is not included in the adjusted data since it will be a non-recurring charge. See "Use of Proceeds."

(7) Based on the weighted average number of shares of Class A common stock and Class B common stock outstanding for all periods presented, including the number of shares of Class A common stock to be issued and sold by Salem in the offering, assuming the offering had occurred as of January 1, 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our consolidated financial statements are not directly comparable from period to period because of our acquisition and disposition of radio stations. See note 2 to our consolidated financial statements.

OVERVIEW

     The principal sources of our revenue are:

          - the sale of block program time, both to national and local program producers,

          - the sale of advertising time on our radio stations, both to national and local advertisers, and

          - the sale of advertising time on our national radio network.

     The following table shows gross revenue, percentage of gross revenue for each revenue source and net revenue.

                                              YEAR ENDED DECEMBER 31,
                               -----------------------------------------------------
                                    1996               1997               1998
                               ---------------    ---------------    ---------------
                                              (DOLLARS IN THOUSANDS)
Block program time:
  National...................  $26,610    40.8%   $27,664    37.0%   $30,337    35.5%
  Local......................   10,869    16.7     11,392    15.2     12,558    14.7
                               -------   -----    -------   -----    -------   -----
                                37,479    57.5     39,056    52.2     42,895    50.2
Advertising:
  National...................    4,088     6.3      3,621     4.8      4,458     5.2
  Local......................   17,416    26.7     21,143    28.3     26,106    30.6
                               -------   -----    -------   -----    -------   -----
                                21,504    33.0     24,764    33.1     30,564    35.8
Infomercials(1)..............       --      --      3,819     5.1      4,121     4.8
Salem Radio Network..........    5,270     8.1      6,186     8.3      6,053     7.1
Other........................      888     1.4      1,005     1.3      1,778     2.1
                               -------   -----    -------   -----    -------   -----
Gross revenue................   65,141   100.0%    74,830   100.0%    85,411   100.0%
                                         =====              =====              =====
Less agency commissions......    6,131              6,918              7,520
                               -------            -------            -------
Net revenue..................  $59,010            $67,912            $77,891
                               =======            =======            =======

---------------
(1) Prior to 1997, classification of revenue (as national program, national advertising, local program or local advertising) from infomercials was determined at the discretion of local station general managers. In 1997, we began including revenue from infomercials in a separate category in order to establish uniformity of classification of revenue.

     Our revenue is affected primarily by the program rates our radio stations charge and by the advertising rates our radio stations and network charge. The rates for block program time are based upon our stations' ability to attract audiences that will support the program producers through contributions and purchases of their products. Advertising rates are based upon the demand for advertising time, which in turn is based on our stations' and network's ability to produce results for its advertisers. We do not subscribe to traditional audience measuring services. Instead, we market ourselves to advertisers based upon the responsiveness of our audience. See "Business -- Radio Stations." Each of our radio stations and our network have a general pre-determined level of time that they make available for block programs and/or advertising, which may vary at different times of the day.

     In recent years, we have begun to place greater emphasis on the development of local advertising in all of our markets. We encourage general managers and sales managers to increase advertising revenue. We can create additional advertising revenue in a variety of ways, such as removing block programming that generates marginal audience response, adjusting the start time of programs to add advertising in more desirable time slots and increasing advertising rates.

     As is typical in the radio broadcasting industry, our second and fourth quarter advertising revenue generally exceeds our first and third quarter advertising revenue. Quarterly revenue from the sale of block program time does not tend to vary, however, since program rates are generally set annually.

     Our cash flow is affected by a transition period experienced by radio stations we have acquired that previously operated with formats other than a religious and family issues format. This transition period, which usually lasts less than a year, is when we develop the radio station's program customer and listener base. During this period, these stations typically generate negative or insignificant cash flow.

     In the broadcasting industry, radio stations often utilize trade or barter agreements to exchange advertising time for goods or services (such as other media advertising, travel or lodging), in lieu of cash. In order to preserve the sale of our advertising time for cash, we generally enter into trade agreements only if the goods or services bartered to us will be used in our business. We have minimized our use of trade agreements and have generally sold most of our advertising time for cash. In 1998, we sold 92% of our advertising time for cash. In addition, it is our general policy not to preempt advertising paid for in cash with advertising paid for in trade.

     The primary operating expenses incurred in the ownership and operation of our radio stations include employee salaries and commissions, and facility expenses (for example, rent and utilities). In addition to these expenses, our network incurs programming costs and lease expenses for satellite communication facilities. We also incur and will continue to incur significant depreciation, amortization and interest expense as a result of completed and future acquisitions of radio stations and existing and future borrowings.

     Our consolidated statements of operations for periods prior to 1998 have included an operating expense called "tax reimbursements to S corporation shareholders." These amounts represent the income tax liabilities of our principal stockholders created by the income of New Inspiration and Golden Gate, which were both S corporations prior to our August 1997 reorganization. We consider the nature of this operating expense to be essentially equivalent to an income tax provision. In August 1997, New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem. From this date, pretax income of New Inspiration and Golden Gate is included in our consolidated income tax return and in our computation of the income tax provision included in our consolidated statements of operations.

     The performance of a radio broadcasting company, such as Salem, is customarily measured by the ability of its stations to generate broadcast cash flow, EBITDA and after-tax cash flow. We define broadcast cash flow as net operating income before depreciation and amortization and corporate expenses. We define EBITDA as net operating income before depreciation and amortization. We define after-tax cash flow as income (loss) before extraordinary item minus gain (loss) on disposal of assets (net of income tax) plus depreciation and amortization. For periods prior to 1998, broadcast cash flow and EBITDA are calculated using net operating income before tax reimbursements to S corporation shareholders. For periods prior to 1998, after-tax cash flow is calculated as if New Inspiration and Golden Gate were C corporations for each of these periods. This means that after-tax cash flow excludes tax reimbursements to S corporation shareholders and includes a pro forma tax provision at an estimated combined federal and state income tax rate of 40% as if the reorganization had occurred at the beginning of each period presented.

     Although broadcast cash flow, EBITDA and after-tax cash flow are not measures of performance calculated in accordance with generally accepted accounting principles, and should be viewed as a supplement to and not a substitute for our results of operations presented on the basis of generally accepted accounting principles, we believe that broadcast cash flow, EBITDA and after-tax cash flow are useful because they are generally recognized by the radio broadcasting industry as measures of performance and are used by analysts who report on the performance of broadcast companies. These measures are not necessarily comparable to similarly titled measures employed by other companies.

RESULTS OF OPERATIONS

1998 COMPARED TO 1997

     Net Revenue. Net revenue increased $10.0 million or 14.7% to $77.9 million in 1998 from $67.9 million in 1997. The inclusion of revenue from the acquisitions of radio stations and revenue generated from local marketing agreements entered into during 1998 and 1997 provided $2.2 million of the increase. For stations and network formats owned and/or operated over the comparable period in 1998 and 1997, net revenue improved $7.8 million or 11.6% to $75.2 million in 1998 from $67.4 million in 1997. The improvement was primarily due to an increase in revenue at the radio stations we acquired in 1996 that previously operated with formats other than a religious and family issues format, increases in program rates and, to a lesser extent, to increases in advertising time and improved selling efforts at both the national and local level. Revenue from advertising as a percentage of our gross revenue increased from 33.1% in 1997 to 35.8% in 1998. Revenue from block program time as a percentage of our gross revenue decreased from 52.2% in 1997 to 50.2% in 1998. This change in our revenue mix is primarily due to our efforts to develop more local advertising sales in all of our markets.

     Station and Network Operating Expenses. Station and network operating expenses increased $2.9 million or 7.3% to $42.5 million in 1998 from $39.6 million in 1997. The inclusion of expenses from the acquisitions of radio stations and expenses incurred for local marketing agreements entered into during 1998 and 1997 accounted for $1.2 million of the increase in station and network operating expenses. For stations and network formats owned and/or operated over the comparable periods in 1998 and 1997, station and network operating expenses increased $1.7 million or 4.3% to $41.0 million in 1998 from $39.3 million in 1997, primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period. This increase was offset in part by a one-time credit of $453,000 that we recorded in 1998. The credit related to music licensing fees and represented the proceeds of a settlement between us and the two largest performance rights organizations.

     Broadcast Cash Flow. Broadcast cash flow increased $7.1 million or 25.1% to $35.4 million in 1998 from $28.3 million in 1997. As a percentage of net revenue, broadcast cash flow increased to 45.4% in 1998 from 41.7% in 1997. The increase is primarily attributable to the improved performance of radio stations acquired in 1996 and 1997 that previously operated with formats other than a religious and family issues format and the one-time credit for music licensing fees. Acquired and reformatted radio stations typically produce low margins during the first few years following conversion from a non-religious format to a religious and family issues format. Broadcast cash flow margins improve as we implement scheduled program rate increases and increase advertising revenue on our stations. For stations and network formats owned and/or operated over the comparable period in 1998 and 1997, broadcast cash flow improved $6.1 million or 21.7% to $34.2 million in 1998 from $28.1 million in 1997.

     Corporate Expenses. Corporate expenses increased $1.2 million or 19.4% to $7.4 million in 1998 from $6.2 million in 1997, primarily due to bonuses totaling $538,000 paid to our president and to our chairman of the board in 1998 and additional personnel and overhead costs associated with radio station acquisitions in 1998.

     EBITDA. EBITDA increased $5.9 million or 26.7% to $28.0 million in 1998 from $22.1 million in 1997. As a percentage of net revenue, EBITDA increased to 35.9% in 1998 from 32.5% in 1997. The increase is primarily attributable to the improved performance of radio stations acquired in 1996 and 1997 that previously operated with formats other than a religious and family issues format and the one-time credit for music licensing fees.

     Depreciation and Amortization. Depreciation and amortization expense increased $1.3 million or 10.2% to $14.1 million in 1998 from $12.8 million in 1997, primarily due to radio station acquisitions consummated during 1998 and 1997.

     Other Income (Expense). Interest income was essentially unchanged for 1998 compared to 1997. Gain on disposal of assets decreased $4.1 million from $4.3 million in 1997 to $236,000 in 1998. The gain in 1997 was primarily due to the sale of WPZE-AM, Boston. Interest expense increased $3.2 million or 25.2% to $15.9 million in 1998 from $12.7 million in 1997, primarily due to interest expense associated with additional borrowings to fund acquisitions consummated during 1998 and 1997. Other expense was essentially unchanged for 1998 compared to 1997.

     Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes as a percentage of income (loss) before income taxes and extraordinary item (that is, the effective tax rate) was (17.8)% for 1998 and 9.8% for 1997. The effective tax rate in 1998 differs from the federal statutory income tax rate of 34.0% primarily because of the effect of state income taxes and certain expenses that are not deductible for tax purposes. The effective tax rate in 1997 differs from the federal statutory income tax rate of 34.0% primarily because of the effect of state income taxes and the establishment of a deferred tax liability of $609,000 resulting from our August 1997 reorganization. These effects were offset by the inclusion of income from New Inspiration and Golden Gate, which were S corporations (and therefore not subject to federal income taxes) prior to the reorganization.

     Net Loss. We recognized a net loss of $1.6 million in 1998, compared to a net loss of $2.4 million in 1997. Included in the net loss for 1997 is a $1.2 million extraordinary loss for the write-off of deferred financing costs and termination fees related to the repayment of our prior credit facility which we repaid in full upon issuance of our senior subordinated notes in September 1997.

     After-Tax Cash Flow. After-tax cash flow increased $1.7 million or 16.0% to $12.3 million in 1998 from $10.6 million in 1997. The increase is primarily attributable to improved net operating income.

1997 COMPARED TO 1996

     Net Revenue. Net revenue increased $8.9 million or 15.1% to $67.9 million in 1997 from $59.0 million in 1996. The inclusion of revenue from the acquisitions of radio stations and revenue generated from local marketing agreements entered into during 1997 and 1996 provided $6.4 million of the increase. For stations and network formats owned and/or operated over the comparable period in 1997 and 1996, net revenue improved $2.5 million or 4.4% to $58.7 million in 1997 from $56.2 million in 1996 due primarily to increases in program rates and, to a lesser extent, to increases in advertising time and improved selling efforts at both the national and local level. While revenue from advertising as a percentage of our gross revenue was essentially unchanged from 1996 to 1997, revenue from local advertising as a percentage of our gross revenue increased from 26.7% in 1996 to 28.3% in 1997. Revenue from block program time as a percentage of our gross revenue decreased from 57.5% in 1996 to 52.2% in 1997. Revenue from informercials was 5.1% of gross revenue in 1997. Prior to 1997, classification of revenue (as national program, national advertising, local program or local advertising) from infomercials was determined at the discretion of local station general managers. The change in our revenue mix is primarily due to our efforts to develop more local advertising sales in all of our markets and to the effects of separate reporting of revenue from infomercials beginning in 1997.

     Station and Network Operating Expenses. Station and network operating expenses increased $6.1 million or 18.2% to $39.6 million in 1997 from $33.5 million in 1996. The inclusion of expenses from the acquisitions of radio stations and expenses incurred for local marketing agreements entered into during 1997 and 1996 accounted for $5.2 million of the increase in station and network operating expenses. For stations and network formats owned and/or operated over the comparable periods in 1997 and 1996, station and network operating expenses increased $900,000 or 3.0% to $30.9 million in 1997 from $30.0 million in 1996, primarily due to incremental selling and production expenses incurred to produce the increased revenue in the period.

     Broadcast Cash Flow. Broadcast cash flow increased $2.8 million or 11.0% to $28.3 million in 1997 from $25.5 million in 1996. As a percentage of net revenue, broadcast cash flow decreased to 41.7% in 1997 from 43.3% in 1996. The decrease is primarily attributable to lower margins achieved by recently acquired and reformatted radio stations. For stations and network formats owned and/or operated over the comparable period in 1997 and 1996, broadcast cash flow improved $1.6 million or 6.1% to $27.8 million in 1997 from $26.2 million in 1996.

     Corporate Expenses. Corporate expenses increased $1.5 million or 31.9% to $6.2 million in 1997 from $4.7 million in 1996, primarily due to additional personnel and overhead costs associated with radio station acquisitions in 1997 ($1.0 million), bonuses paid to corporate officers in 1997 ($85,000), the write-off of costs incurred for potential station acquisitions which were abandoned ($172,000), and expenses incurred for officers' life insurance ($277,000), in 1997.

     EBITDA. EBITDA increased $1.2 million or 5.7% to $22.1 million in 1997 from $20.9 million in 1996. As a percentage of net revenue, EBITDA decreased to 32.5% in 1997 from 35.4% in 1996. The decrease was primarily attributable to lower margins achieved by recently acquired and reformatted stations and to increased corporate expenses in 1997 as compared to 1996.

     Tax Reimbursements to S Corporation Shareholders. Tax reimbursements to S corporation shareholders decreased $200,000 or 10.0% to $1.8 million in 1997 from $2.0 million in 1996, primarily due to decreased taxable income of the S corporations as a result of the termination of the S corporation status of New Inspiration and Golden Gate in August 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased $4.4 million or 52.4% to $12.8 million in 1997 from $8.4 million in 1996, primarily due to radio station and network acquisitions consummated during 1997 and 1996.

     Other Income (Expense). Interest income decreased $293,000 to $230,000 in 1997 from $523,000 in 1996, primarily due to interest income earned in 1996 on a $14.0 million deposit from the sale of KDBX-FM, Portland. Gain on disposal of assets decreased $11.8 million from $16.1 million in 1996 to $4.3 million in 1997. The gain in 1997 was primarily due to the sale of WPZE-AM, Boston. The gain in 1996 was primarily due to the sale of KDBX-FM, Portland and KDFX-AM, Dallas. Interest expense increased $5.3 million or 71.6% to $12.7 million in 1997 from $7.4 million in 1996, primarily due to interest expense associated with additional borrowings to fund acquisitions consummated during 1997 and 1996. Other expense was essentially unchanged for 1997 compared to 1996.

     Provision (Benefit) for Income Taxes. Income tax provision (benefit) as a percentage of income (loss) before income taxes and extraordinary item (that is, the effective tax rate) was 9.8% for 1997 and 34.3% for 1996. The effective tax rate in 1997 differs from the federal statutory income tax rate of 34.0% primarily because of the effect of state income taxes and the establishment of a deferred tax liability of $609,000 resulting from our August 1997 reorganization. These effects were offset by the inclusion of income from New Inspiration and Golden Gate, which were S corporations (and, therefore, not subject to federal income taxes) prior to the reorganization. The effective tax rate in 1996 differs from the federal statutory income tax rate of 34.0% primarily because of the effect of state income taxes and the effect of gains realized on the sale of radio stations in 1997. These effects were offset by the inclusion of income from New Inspiration and Golden Gate, which were S corporations (and, therefore, not subject to federal income taxes) prior to the reorganization.

     Net Income (Loss). We recognized a net loss of $2.4 million in 1997, compared to net income of $12.8 million in 1996. Included in the net loss for 1997 is a $1.2 million extraordinary loss for the write-off of deferred financing costs and termination fees related to the repayment of our prior credit facility which we repaid in full in September 1997.

     After-Tax Cash Flow. After-tax cash flow decreased $1.0 million or 8.6% to $10.6 million in 1997 from $11.6 million in 1996. The decrease is primarily attributable to increased interest expense in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically financed acquisitions of radio stations through borrowings, including borrowings under bank credit facilities and, to a lesser extent, from operating cash flow and selected asset dispositions. We anticipate funding future acquisitions from the net proceeds of the offering, borrowings under our credit facility and operating cash flow. We have historically funded, and will continue to fund, expenditures for operations, administrative expenses, capital expenditures and debt service required by our credit facility and senior subordinated notes from operating cash flow.

     We believe that the net proceeds of the offering, cash flow from operations and borrowings under our credit facility will be sufficient to permit us to meet our financial obligations and to fund acquisitions and operations for at least the next twelve months.

     At March 31, 1999, we had $36.8 million outstanding under our credit facility. We will repay all amounts outstanding under our credit facility with a portion of the net proceeds of the offering. Subject to the completion of the offering, we will enter into an amendment to our credit facility principally to increase our borrowing capacity from $75 million to $150 million, to lower the borrowing rates and to modify current financial ratio tests to provide us with additional borrowing flexibility. We have received a commitment letter from The Bank of New York in respect of the amended credit facility. The amended credit facility will mature on June 30, 2006. Aggregate commitments under the amended credit facility will begin to decrease commencing March 31, 2001.

     Amounts outstanding under our existing credit facility bear interest (and will bear interest under our amended credit facility) at a base rate, at our option, of the bank's prime rate or LIBOR, plus a spread. For purposes of determining the interest rate in 1998, the prime rate spread ranged from 0% to 1.75%, and the LIBOR spread ranged from 1% to 3%. Under the amended credit facility, the prime rate spread will range from 0% to 1%, and the LIBOR spread will range from 0.875% to 2.25%.

     The maximum amount that we may borrow under our amended credit facility will be limited by our debt to cash flow ratio, adjusted for recent radio station acquisitions (the "Adjusted Debt to Cash Flow Ratio"). The maximum Adjusted Debt to Cash Flow Ratio allowed under our existing credit facility is
7.00 to 1 at March 31, 1999, but decreases to 5.25 to 1 by December 31, 1999 and to 4.50 to 1 by December 31, 2000. The maximum Adjusted Debt to Cash Flow Ratio allowed under our amended credit facility will be 6.00 to 1 through December, 31, 2000. Thereafter, the maximum ratio will decline periodically until January 1, 2004, at which point it will remain at 4.00 to 1 through June 2006. At March 31, 1999, after giving effect to the offering and the application of the net
proceeds, the Adjusted Debt to Cash Flow Ratio would have been      to 1,
resulting in total borrowing availability of approximately $     million.

     Our amended credit facility will contain additional restrictive covenants customary for credit facilities of the size, type and purpose contemplated which, with specified exceptions, limits our ability to enter into affiliate transactions, pay dividends, consolidate, merge or effect certain asset sales, make specified investments, acquisitions and loans and change the nature of our business. The credit facility will also require us to satisfy specified financial covenants, which covenants will require the maintenance of specified financial ratios and compliance with certain financial tests, including ratios for maximum leverage as described above (not greater than 6.00 to 1 as of the closing of the offering), minimum interest coverage (not less than 1.75 to 1 as of the closing of the offering), minimum debt service coverage (a static ratio of not less than 1.1 to 1) and minimum fixed charge coverage (a static ratio of not less than 1.1 to 1). The credit facility is guaranteed by all of our subsidiaries and is secured by pledges of all of our and our subsidiaries' assets and all of the capital stock of our subsidiaries.

     In September 1997, we issued $150 million principal amount of 9 1/2% senior subordinated notes due 2007. We used the net proceeds from the sale of the notes to repay substantially all indebtedness outstanding under our prior credit facility. We will redeem $50 million in principal amount of the senior subordinated notes with a portion of the net proceeds of the offering. After giving effect to this redemption, we will be required to pay $9.5 million per year in interest on the senior subordinated notes. The indenture for the senior subordinated notes contains restrictive covenants that, among others, limit the incurrence of debt by us and our subsidiaries, the payment of dividends, the use of proceeds of specified asset sales and transactions with affiliates. The senior subordinated notes are guaranteed by all of our subsidiaries.

     As a result of the partial redemption of our senior subordinated notes, we will record a non-cash charge of $1.5 million (as of March 31, 1999) for the write-off of unamortized bond issue costs. This is in addition to the $4.8 million redemption premium that we will pay in connection with this partial redemption.

     Net cash provided by operations increased to $11.0 million in 1998, compared to $7.3 million in 1997, primarily due to increased net operating income in 1998. Net cash provided by operations decreased to $7.3 million in 1997, compared to $10.5 million in 1996, primarily due to decreased net operating income in 1997.

     Net cash used in investing activities increased to $31.8 million in 1998, compared to $26.3 million in 1997, primarily due to radio station acquisitions (four stations purchased for $33.7 million in 1998 compared to eight stations purchased for $19.4 million in 1997). Net cash used in investing activities increased to $26.3 million in 1997, compared to $18.9 million in 1996, primarily due to the proceeds of the sales of KDBX-FM, Portland, Oregon, and KDFX-AM, Dallas, Texas, offsetting the cash used in investing activities in 1996.

     Net cash provided by financing activities was $21.0 million in 1998, $18.7 million in 1997 and $9.4 million in 1996. The increases in 1997 and 1998 were primarily due to increased long-term debt borrowings.

     In 1998, we purchased radio stations KIEV-AM, Los Angeles, California, KTEK-AM, Houston, Texas, KYCR-AM, Minneapolis, Minnesota, and KKMO-AM, Tacoma, Washington, in separate transactions for a total of $36.3 million. We financed these purchases primarily by borrowings under our credit facility. In 1998, we sold radio stations KAVC-FM, Lancaster, California, and KTSL-FM, Spokane, Washington, for a total of $2.9 million.

     In January 1999, we purchased the assets of OnePlace, LLC and CCM Communications, Inc., in separate transactions for a total of $8.1 million. We financed these purchases primarily by borrowings under our credit facility.

     In April 1999, we agreed to purchase radio station KGME-AM, Phoenix, Arizona and signed a letter of intent to purchase radio stations WLSY-FM and WRVI-FM, Louisville, Kentucky, in separate transactions for a total of $10 million. We anticipate these purchases will close in July 1999. We will use a portion of the net proceeds of the offering to fund these purchases.

     In April 1999, we exercised an option to purchase KKOL-AM, Seattle-Tacoma, Washington, for $1.4 million from a corporation owned by our principal stockholders. We anticipate this acquisition will close in April 1999. We will finance this acquisition primarily by a borrowing under our credit facility.

YEAR 2000 COMPUTER SYSTEM COMPLIANCE

     The term "year 2000 issue" (the year 2000 referred to as "Y2K") is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software have historically used only two digits (instead of four) to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000's" from dates in the "1900's." These problems may also arise from other sources as well, such as the use of special codes and conventions in software that make use of the date field.

     In early 1998, we began implementing the assessment phase of our plan to address the Y2K issue in each broadcast area and have substantially completed a Y2K assessment phase of our computer, broadcast and environmental systems, redundant power systems and other critical systems including: (i) digital audio systems, (ii) traffic scheduling and billing systems, (iii) accounting and financial reporting systems and (iv) local area networking infrastructure. As part of the assessment phase, we initiated formal communication with all of our key business partners to identify their exposure to the Y2K issue. This assessment is targeting potential external risks related to the Y2K issue and is still in progress, but is expected to be completed by the end of the second quarter of 1999. Key business partners include local and national programmers and advertisers, suppliers of communication services, financial institutions and suppliers of utilities. Amounts related to the assessment phase are primarily internal costs, are expensed as incurred, and have not been material to date and are not expected to be material through completion of the phase.

     The remediation phase is the next step in our plan to address the Y2K issue. Activities during this phase are in progress and include, if necessary, the actual repair, replacement or upgrade of our systems based on the findings of the assessment phase. Systems which are Y2K ready include local area networks, digital audio systems and traffic scheduling and billing systems. We have implemented a new accounting and financial reporting system which is Y2K ready. Costs related to this new system of approximately $200,000 will be included in capital expenditures.

     The final plan phase, the testing phase, will include the actual testing of the enhanced and upgraded systems. This process will include internal and external user review confirmation, as well as unit testing and integration testing with other system interfaces. The testing schedule is being developed and will begin during the second quarter of 1999 and is expected to be completed by the end of the third quarter. Based on test results and assessment of outside risks, contingency plans will be developed as determined necessary. We would expect to complete such plans in the fourth quarter of 1999.

     We anticipate minimal business disruption from both external and internal factors. However, possible risks include, but are not limited to, loss of power and communication links which are not subject to our control. We believe that our Y2K compliance issues from all phases of our plan will be resolved on a timely basis and that any related costs will not have a material impact on our operations, cash flows or financial condition of future periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Derivative Instruments. We do not invest, and during 1998 did not invest, in market risk sensitive instruments.

     Market Risk. Our market risk exposure with respect to financial instruments is to changes in the "prime rate" in the United States. We may borrow up to $75 million under our credit facility and, upon amendment of the credit facility in connection with the offering, we will be able to borrow up to $150 million. At December 31, 1998, we had borrowed $24 million under our credit facility. Amounts outstanding under the credit facility bear interest at a base rate, at Salem's option, of the bank's prime rate or LIBOR, plus a spread. For purposes of determining the interest rate in 1998 the prime rate spread ranged from 0% to 1.75%, and the LIBOR spread ranged from 1% to 3%. At December 31, 1998, the interest rate on amounts outstanding under the credit facility was 8.25%. In January 1999, the credit facility was amended to change certain required loan ratio terms and to amend the interest rate spreads. As of January 1, 1999, the interest rate spread ranges from 0% to 2.25%, and the LIBOR spread ranges from 1% to 3.5%. At December 31, 1998, a hypothetical 100 basis point increase in the prime rate would result in additional interest expense of $240,000 on an annualized basis.

                                    BUSINESS

OVERVIEW

     We are the largest U.S. radio broadcasting company, measured by number of stations and audience coverage, providing programming targeted at audiences interested in religious and family issues. Our core business is the ownership and operation of radio stations in large metropolitan markets. After we complete our pending transactions, we will own 48 radio stations, including 34 stations which broadcast to 19 of the top 25 markets in terms of audience size. We also operate Salem Radio Network(R), a national radio network offering syndicated talk, news and music programming to approximately 1,100 affiliated radio stations.

     Our primary strategy has been, and will continue to be, to acquire and operate radio stations in large metropolitan markets. We either acquire general format radio stations and reformat them or acquire radio stations already broadcasting in a religious and family issues format. Traditionally, we have programmed acquired stations with our primary format, talk programming with religious and family themes. This format generally features nationally syndicated and local programs produced by organizations that purchase block program time on our radio stations. We have expanded our acquisition strategy in recent years by acquiring additional radio stations in markets in which we already have a presence. We program these radio stations to feature news/talk and religious music formats that complement our primary format. Salem Radio Network(R) supports our strategy by enabling us to offer a variety of program content on newly acquired stations in both new and existing markets.

     Our founders, Salem's current CEO and chairman, are career radio broadcasters who have owned and operated radio stations with religious and family issues formats for the last 25 years. As Salem has grown, we have recruited managers with strong radio backgrounds and a commitment to our format. Our senior managers have an average of 25 years of industry experience and nine years with Salem.

     We continue to seek new ways to expand and integrate our distribution and content capabilities. We recently acquired magazine, Internet and software businesses that direct their content to persons with interests that are similar to those of our targeted radio audience. We plan to use these businesses, together with our radio stations and national radio network, to attract and retain a larger audience and customer base.

     Salem was incorporated in Delaware in 1993 and remained inactive until March 1999 when it merged with Salem Communications Corporation, a California corporation, which prior to that time had conducted our operations. Salem Communications Corporation-California was formed in 1986 in connection with a combination of most of the radio station holdings of Edward G. Atsinger III and Stuart W. Epperson. Initially, Messrs. Atsinger and Epperson each owned fifty-percent of Salem Communications Corporation-California. New Inspiration Broadcasting Company, Inc., the licensee of KKLA-FM, Los Angeles, and Golden Gate Broadcasting Company, Inc., the licensee of KFAX-AM, San Francisco, were owned by the principal stockholders and Mr. Epperson's wife, Nancy A. Epperson. New Inspiration and Golden Gate were both "S corporations," as that term is defined in the Internal Revenue Code of 1986, as amended. In August 1997, Salem Communications Corporation-California, New Inspiration and Golden Gate effected a reorganization pursuant to which New Inspiration and Golden Gate became wholly-owned subsidiaries of Salem Communications Corporation-California. The S corporation status of each of New Inspiration and Golden Gate was terminated in the reorganization.

TARGET AUDIENCE AND RADIO FORMAT OVERVIEW

     We are committed to serving our target audience, the segment of the population interested in religious and family issues. We believe this audience is large and will continue to expand.

     - Religious formats, featured on commercial and non-commercial radio stations, constitute the third largest radio format in the U.S. after country and news/talk/business/sports formats, as of November 1998 (The M Street Journal).

     - Over the past ten years, the number of radio stations identified as having primarily a religious format has increased by 79% to 1,785 (The M Street Journal).

     - From 1997 to 1998, listeners to religious format radio increased by 1.3 million adults to 27.9 million weekly listeners. In the same period, more than 120 radio stations with religious formats began broadcasting, although, as a result of this increase, the average number of weekly listeners declined on a per station basis (Religion & Media Monthly).

     - The Christian retail industry, which includes books, Bibles, curriculum material, apparel, music, videos, gifts and greeting cards, had sales of $3 billion in 1998 (Christian Booksellers Association).

     - Sales of Christian music grew an average of 22% each year from 1991 to 1997 (Variety).

     - Wal Mart, the nation's largest music retailer, now devotes more than 20% of its music selling space to Christian music (Gospel Music Association).

     While a variety of music formats, including Southern Gospel, Black Gospel, Praise and Worship and Contemporary Christian, are offered on religious format stations, the largest single category of religious format is Christian talk and teaching. Religious talk and music formats can be found on both commercial and non-commercial stations. Commercial radio stations account for approximately two-thirds of stations with religious formats. The balance of these stations broadcast from the non-commercial educational band (88.1MHz - 91.9MHz) and are licensed to non-profit organizations.

     Commercial stations that specialize in religious talk programming generate the majority of their revenue from the sale of block program time to national and local program producers. Commercial stations that feature religious music formats generate nearly all of their revenue from the sale of advertising time to local and national advertisers and national network advertisers. Non-commercial stations typically obtain revenue through tax-deductible contributions from listeners, the sale of block program time to national and local program producers and grants or sponsorships of specific programming that allow the sponsor's name to be featured. Sale of advertising time is prohibited on non-commercial stations.

GROWTH AND OPERATING STRATEGIES

     CONTINUE TO FOCUS ON TARGETED AUDIENCE. We attribute our success largely to a consistent emphasis on reaching the audience interested in religious and family issues. We have demonstrated a long-term commitment to this audience by operating radio stations with formats directed to our listeners' specific needs and interests. This consistent focus and commitment builds loyalty and trust from our listening audience, block program purchasers and advertisers.

     PURSUE STRATEGIC RADIO ACQUISITIONS IN LARGE MARKETS. We intend to pursue acquisitions of radio stations in both new and existing markets, particularly in large metropolitan areas. In 1997 and 1998, we spent $61.7 million to purchase 12 radio stations. Because we believe our presence in large markets makes us attractive to national block programmers and national advertisers, we will continue to pursue acquisitions of radio stations in selected top 50 markets where we currently do not have a presence. In addition, we will explore opportunities to acquire additional radio stations in our current markets, which we will program with news/talk and religious music formats. Through our acquisition strategy, we reach a greater number and broader range of listeners. This enables us to increase audience response for block program customers and expand our advertising revenue base.

     Ownership of two or more radio stations in a single market provides operational efficiencies, such as the use of one general manager, sales staff and broadcast facility. In addition, we use talk and music product from the Salem Radio Network(R) to program additional stations in a market. We believe religious music formats have become increasingly popular and are complementary to our religious and family issues talk format. Three separate religious music formats are produced by our network and are available for use by our radio stations on a full-time basis or in selected time slots.

     Our strategy also includes the acquisition of upgraded facilities in existing markets that provide broader signal coverage than our existing radio stations. Our strategy of acquiring upgraded facilities has been an area of emphasis for our senior management for many years and has been successfully demonstrated in such markets as Seattle, New York, Boston and Dallas. We believe our acquisition strategy will better serve block programmers and advertisers, increase the size of our audience and increase our cash flow.

     EMPHASIZE COMPELLING PROGRAM CONTENT. As more listening, reading and viewing options become available to consumers, compelling program content will be a prerequisite for expanding our listening audience and increasing audience response to block programmers and advertisers.

     We continually look for new block program producers. We provide advice to both prospective and existing block program customers on program content and structure, staffing, engineering and programming delivery options. Station managers are encouraged to evaluate local talk programs with a view toward expansion of promising programs into national syndication. We continue to emphasize this important development area with the goal of maintaining a backlog of quality programs available for placement in new markets and existing markets where we may add additional stations.

     We are committed to expanding Salem Radio Network(R) by adding to its menu of product offerings and by actively promoting these products to our network affiliates. We believe that by continually increasing the quality and variety of our network's product we will add to its affiliate base, thereby providing more audience reach that will attract more national advertising customers. Our national radio network will continue to compete aggressively for talk show talent that will be attractive to affiliates, expand and refine our music formats, and develop compelling news and public affairs features. For example, unused network advertising time can be used to promote potential or existing program producers and thereby generate revenue for the program producer that will enable it to purchase block program time on our radio stations. In addition, our newly acquired Internet and magazine businesses will develop creative content offerings.

     BUILD STATION IDENTITY. We seek to build local station identity for each of our radio stations in order to retain and increase its listening audience, expand its base of advertisers and provide increased audience response to our block program customers. We assist local personnel and coordinate development of increased production quality through our director of programming located at our corporate headquarters. We are committed to the ongoing evaluation and improvement of our technical facilities, including power increases, tower/ antenna relocations and investment in state of the art equipment. We also emphasize the development of local on-air personalities to allow each radio station to better compete against general format radio stations. We encourage station employees with responsibility for programming to share their ideas for building identity with other Salem stations.

     INTEGRATE MEDIA ASSETS. We began to develop integrated media assets to complement the distribution capabilities of our radio stations when we created our radio network. Our ability to control both content and distribution enables us to expand and better serve our listening audience, as well as our advertising and block program customers. We are exploring ways to better serve our customers and listening audience by using the combined resources of our radio stations and our network. We plan to continue to implement this strategy and apply it to our newly acquired magazine, Internet and software businesses. We will also opportunistically pursue acquisitions of new media and other businesses that serve our audience. We intend to develop cross-promotion and cross-selling programs on each of our radio, magazine and Internet media to attract new audiences for our radio stations, new readers for our magazines and new customers for our Internet products and services.

RADIO STATIONS

     After completing our pending transactions, we will own 48 radio stations in 28 markets. The following table sets forth information about each of Salem's stations in order of market size:

                                             MSA                                  YEAR
                MARKET(1)                  RANK(2)     STATION CALL LETTERS     ACQUIRED
                ---------                  -------     --------------------     --------
New York, NY(3)..........................      1       WMCA-AM                   1989
                                                       WWDJ-AM                   1994
Los Angeles, CA..........................      2       KKLA-FM                   1985
                                                       KLTX-AM                   1986
                                                       KIEV-AM                   1998
Chicago, IL..............................      3       WYLL-FM                   1990
San Francisco, CA........................      4       KFAX-AM                   1984
Philadelphia, PA.........................      5       WFIL-AM                   1993
                                                       WZZD-AM                   1994
Dallas-Ft. Worth, TX.....................      7       KWRD-FM                   1996
Boston, MA...............................      8       WEZE-AM                   1997
Washington, D.C. ........................      9       WAVA-FM                   1992
Houston-Galveston, TX....................     10       KKHT-FM                   1995
                                                       KENR-AM                   1995
                                                       KTEK-AM                   1998

                                             MSA                                  YEAR
                MARKET(1)                  RANK(2)     STATION CALL LETTERS     ACQUIRED
                ---------                  -------     --------------------     --------
Seattle-Tacoma, WA.......................     14       KGNW-AM                   1985
                                                       KLFE-AM                   1994
                                                       KKOL-AM                   (4)
                                                       KKMO-AM                   1998
Phoenix, AZ..............................     15       KPXQ-AM                   1996
                                                       KGME-AM                   (5)
San Diego, CA............................     16       KPRZ-AM                   1986
Minneapolis-St. Paul, MN.................     18       KKMS-AM                   1996
                                                       KYCR-AM                   1998
Baltimore, MD............................     20       WITH-AM(6)                1997
Pittsburgh, PA...........................     21       WORD-FM                   1989
                                                       WPIT-AM                   1993
Denver-Boulder, CO.......................     23       KRKS-FM                   1993
                                                       KRKS-AM                   1994
                                                       KNUS-AM                   1996
Cleveland, OH............................     24       WHK-AM                    1997
                                                       WCCD-AM                   1997
Portland, OR.............................     25       KPDQ-FM                   1986
                                                       KPDQ-AM                   1986
Cincinnati, OH...........................     26       WTSJ-AM                   1997
Sacramento, CA...........................     28       KFIA-AM                   1995
                                                       KTKZ-AM                   1997
Riverside-San Bernardino, CA.............     29       KKLA-AM(7)                1986
Columbus, OH.............................     33       WRFD-AM                   1982
San Antonio, TX..........................     34       KSLR-AM                   1994
Louisville, KY...........................     53       WLSY-FM                   (8)
                                                       WRVI-FM                   (8)
Akron, OH................................     68       WHLO-AM                   1997
Colorado Springs, CO.....................     93       KGFT-FM                   1996
                                                       KBIQ-FM                   1996
                                                       KPRZ-FM                   1996
Oxnard, CA...............................    106       KDAR-FM                   1974
Canton, OH...............................    123       WHK-FM(9)                 1997

-------------------------
(1) Actual city of license may differ from metropolitan market served.

(2) "MSA" means metropolitan statistical area. We have obtained all metropolitan statistical area rank information used in this prospectus from the Fall 1998 Radio Market Survey Schedule & Population Rankings published by The Arbitron Company. According to the Radio Market Survey, the population estimates used were based upon 1990 U.S. Bureau Census estimates updated and projected to January 1, 1999 by Market Statistics, based on the data from Sales & Marketing Management's 1997 Survey of Buying Power.

(3) This market includes the Nassau-Suffolk, NY Metro market which independently has a MSA rank of 17.

(4) On April 1, 1999, we exercised an option to acquire ownership of KKOL-AM for $1.4 million from a corporation owned by our principal stockholders. FCC approval of the acquisition is pending. We currently operate KKOL-AM.

(5) A contract to acquire this radio station for $5.0 million has been signed and FCC approval of the acquisition is pending.

(6) The station is simulcast with WAVA-FM, Washington, D.C.

(7) The station is simulcast with KKLA-FM, Los Angeles.

(8) A letter of intent to acquire these two radio stations for $5.0 million has been signed and FCC approval of the acquisitions is pending.

(9) The station is simulcast with WHK-AM, Cleveland.

     PROGRAM REVENUE. In 1998, we derived 35.5% and 14.7% of our gross revenue from the sale of nationally syndicated and local block program time, respectively. We derive nationally syndicated program revenue from a program customer base consisting primarily of geographically diverse, well-established non-profit religious and educational organizations that purchase time on radio stations in a large number of markets in the United States. We believe that sales of block program time lessen our exposure to swings in general economic activity and thus make our revenue stream less volatile. Nationally syndicated program producers typically purchase 13, 26 or 52 minute blocks on a Monday through Friday basis and may offer supplemental programming for weekend release. We obtain local program revenue from community organizations and churches that typically purchase time primarily for weekend release and from local speakers who purchase daily releases. We have been successful in assisting quality local programs to expand into national syndication.

     Purchasers of block program time derive their income from two primary sources: listener contributions and product sales. Product sales include sales of inspirational material such as printed literature and periodicals, audio and video tapes and other miscellaneous items. Revenue from listener contributions and product sales is used in part to pay for the air time purchased from us. The nationally syndicated program producers carefully track the source of their donations and product sales and use this information to measure the return on their air time investment at each radio station. Because program customers derive their income primarily from various forms of listener support, and given the time period usually required for a program to obtain and develop an audience, our management believes that program customers have generally found it to be in their best interest to retain a specific time slot on a long-term basis notwithstanding customers' short-term financial results or economic conditions.

     Our radio stations have enjoyed long-standing relationships with key customers. Focus on the Family and Insight for Living, recognized as two of the leading daily radio programs featured on religious and family issues talk format stations, have been ongoing customers of ours since 1977. We attribute this continuity to our commitment to our religious and family issues talk format and maintaining our presence in the markets we serve. As is typical in the radio industry, contracts may generally be canceled by either the station or the program producer on one month's notice. We typically negotiate our rate increases on an annual basis.

     ADVERTISING REVENUE. In 1998, we derived 30.6% and 5.2% of our gross revenue from the sale of local and national advertising, respectively.

     We believe that the listening audiences for our radio stations are responsive to advertisers that promote products and services targeted to audiences interested in religious and family issues and are receptive to direct response appeals such as those offered through infomercials. Local church groups and many community organizations such as rescue missions and family crisis support services can often effectively reach their constituencies by advertising on religious and family issues talk format radio stations. Significant advertising is also purchased by local and nationally affiliated religious bookstores, publishers specializing in inspirational and religious literature and other businesses that desire to specifically target audiences interested in religious and family issues. We also generate advertising revenue from general market retailers, including automobile dealers and grocery store chains, in many of our stations' markets. Our management believes that general market retailers are increasingly willing to use niche radio formats for advertising.

     In recent years, we have begun to place greater emphasis on the development of local advertising sales in all of our markets. We encourage general managers and sales managers to create more advertising time for sale. They can create additional advertising time in a variety of ways, such as removing programming that generates marginal audience response, adjusting the start time of programs to add advertising time in more desirable time slots and increasing advertising rates.

     We do not subscribe to traditional audience measuring services used by general format radio stations. Rather, we sell advertising based upon the proven success of our existing advertising customers. A majority of advertisers on our radio stations are "direct-response" advertisers (that is, advertisers that solicit some type of response, typically the calling of a toll-free telephone number to purchase a product or service advertised). The typical advertiser on our radio station measures the effectiveness of its advertising on our stations in terms of:

     - the number of inquiries to the advertiser in which the caller reports having heard the advertiser's commercial on one of our radio stations;

     - the volume of new customers for the advertiser given a designated inquiry level (for example, the advertiser may require that it experience a conversion rate of four new customers for every 10 inquiries); and

     - the revenue attributable to sales that are identified as generated by the advertiser's commercial aired on our radio stations.

The sales staff of our radio stations obtains information regarding advertisers' level of satisfaction with the results generated by commercials aired on our radio stations. Our sales staff communicates this information, as well as information regarding the volume of existing advertisers' repeat advertising on our radio stations, to prospective advertisers in marketing our radio stations.

     Our radio stations also receive revenue from national advertisers desiring to include selected Salem radio stations in national buys covering multiple markets. These national advertising buys are placed through Salem Radio Representatives, which receives a commission based on the gross dollar amount of all orders generated. We regularly run infomercials on our radio stations, generally on weekends. In reviewing proposed purchases of air time by advertisers and infomercial producers, we consider the suitability of the content of the advertising and infomercials for our stations' audiences.

     OPERATIONS. In each of the radio markets in which we have a radio station, we have a general manager who is responsible for day-to-day operations, local advertising sales and local program sales. We pay our general managers a base salary plus a percentage of the radio station's net operating income. Each general manager has a staff of full and part-time engineering, programming and sales personnel. We pay our sales staff on a commission basis.

     We have decentralized our operations in response to the growth we have experienced in recent years. Our operations vice presidents, some of whom are also station general managers, oversee several markets on a regional basis. Our operations vice presidents are experienced radio broadcasters with expertise in sales, programming and production. We will continue to rely on this strategy of decentralization and encourage operations vice presidents to apply innovative techniques to the operations they oversee which, if successful, can be implemented in our other stations.

     Our corporate headquarters personnel oversee the placement and rate negotiation for all nationally syndicated programs. Centralized oversight of this component of our revenue is necessary because our key program customers purchase time in many of our markets. Corporate headquarters personnel also are responsible for centralized reporting and financial functions, benefits administration, engineering oversight and other support functions designed to provide resources to local management.

     SATELLITE RADIO. In August 1998, we entered into an agreement with XM Satellite Radio, Inc. to develop, produce, supply and market, on an exclusive basis, religious and family issues audio programming which will be distributed by a subscriber-based satellite digital audio radio service. XM Satellite Radio, Inc., one of two FCC licensees for this service, will have the capability of providing up to 100 channels of audio programming. XM Satellite Radio expects its service to commence in 2000. We have agreed to provide religious and family issues talk programming on one channel and youth and adult religious music programming on two additional channels.

SALEM RADIO NETWORK(R)

     In 1993, we established Salem Radio Network(R) in connection with our acquisition of certain assets of the former CBN Radio Network. Establishment of Salem Radio Network(R) was a part of our overall business strategy to develop a national network of affiliated radio stations anchored by our radio stations in major markets. Salem Radio Network(R), headquartered in Dallas, Texas, develops, produces and syndicates a broad range of programming specifically targeted to religious and family issues talk and music stations as well as general market news/talk stations. Currently, we have rights to six full-time satellite channels and all of our network's product is delivered to affiliates by satellite.

     As of January 31, 1999, our network had approximately 1,100 affiliate radio stations, including our owned radio stations, that broadcast one or more of the offered programming options. A majority of our affiliate radio stations are commercial stations. Our programming options include talk shows, news and music. Network operations also include commission revenue of Salem Radio Representatives, a wholly-owned subsidiary of Salem. Salem Radio Representatives sells all national commercial advertising placed on our network's commercial affiliate radio stations. Our network's gross revenue for 1998 was $6.1 million. Salem Radio Network(R) incurred a net operating loss of $392,000 for 1998.

     TALK PROGRAMMING. Salem Radio Network(R) offers talk programming designed to attract listeners to affiliate radio stations by addressing current national issues from a religious and family issues perspective. Our network currently produces 20 daily and weekly long-form and short-form programs including The Michael Medved Show, The David Gold Show, Tim Kimmel Live!, Janet Parshall's America and The Cal Thomas Commentary. As of January 31, 1999, 493 affiliate radio stations carried some form of Salem Radio Network(R) talk programming.

     Station affiliations for talk programming are non-exclusive, allowing a radio station to select specific network programs it wishes to carry. Commercial affiliates are required to air five minutes of network advertisements during each hour of network programming carried. Because they are unable to clear commercial advertisements, non-commercial radio stations that carry our talk programming pay a monthly access fee.

     NEWS. Salem Radio Network(R) began the production and distribution of news in 1996 with the purchase of StandardNews. The name was subsequently changed to SRN News and the news product was repositioned to offer affiliates a family-focused news service. The service is delivered three times each hour and provides coverage of national and international news. SRN News operates from its fully-digital headquarters located in the Washington, D.C. area. SRN News has fully-equipped broadcast facilities at the White House, United States House of Representatives and United States Senate that are staffed by full-time correspondents. As of January 31, 1999, Salem Radio Network(R) provided SRN News to 597 affiliate radio stations, compared with the 167 affiliates existing at the time the news service was acquired in 1996.

     Commercial radio stations that affiliate with SRN News are required to air 12 minutes of network advertisements between the hours of 6 AM and 11 PM daily. Noncommercial radio stations that affiliate with SRN News pay a monthly access fee.

     MUSIC. Salem Radio Network(R) offers three syndicated religious music formats. The Morningstar format, which originates from studios in Nashville, features adult contemporary Christian music targeted to the mainstream 25-to-54 year old audience. Salem Radio Network(R) also offers a contemporary Christian music format, The Word in Music, targeted to a younger audience, and a more traditional praise and worship format, The Word in Praise. Both of these formats originate from two of Salem's Colorado Springs radio stations. All music formats are available to affiliate radio stations on a 24-hour basis or in selected time slots. As of January 31, 1999, Morningstar, The Word in Music and The Word in Praise had 118, 21 and seven affiliate radio stations, respectively.

     Each music network requires commercial affiliates to air a minimum number of minutes per hour for network advertisements. In addition, fixed monthly affiliation fees are charged to both commercial and non-commercial radio stations which affiliate with the Morningstar format and non-commercial radio stations which affiliate with The Word in Music and The Word in Praise. In addition to these three 24-hour music formats, Salem Radio Network(R) provides weekly music programs, including CCM Countdown with Gary Chapman, CCM Radio Magazine, Christian Pirate Radio Countdown, Let Us Worship and Rock Alive, to 228 affiliate radio stations.

     SALEM RADIO REPRESENTATIVES. We established Salem Radio Representatives in 1992 as a sales representation company specializing in placing national advertising on religious and family issues format radio stations. Salem Radio Network(R) and Salem owned radio stations have agreements with Salem Radio Representatives for the sale of available advertising time. Salem Radio Representatives also contracts with radio stations not owned by Salem to sell air time to national advertisers. See "-- Radio Stations -- Advertising Revenue." Salem Radio Representatives administrative offices are located in Dallas, Texas, and its 11 commissioned sales personnel are located in field offices in Washington, D.C., Chicago, Nashville, Dallas, Seattle, St. Louis and Los Angeles.

NEW MEDIA

     INTERNET. In January 1999, we purchased the assets of OnePlace, LLC for $6.2 million. OnePlace(TM), based in Greensboro, North Carolina, is organized into two primary business units. The first, known as the Christian Marketplace, utilizes OnePlace's proprietary databases and digital imaging technologies to develop, market and sell products and services. The second, known as Technology Licensing, develops and licenses OnePlace's e-commerce, search engines and imaging applications.

     The Christian Marketplace business unit generates revenue from (i) the direct sales of products and services to consumers, families, churches, denominational houses and publishers and (ii) the Innovative Church Marketing Group which provides business-to-business applications for religious bookstores and vendors of products targeted to the religious market. The direct sales division includes numerous offerings.

     - SermonSearch is a subscription based online database of sermons submitted by pastors and noted church leaders that is used by youth leaders, ministers and teachers who research and prepare sermons or lessons.

     - CCIS-Membership software is designed to maintain and track church membership, contributions, pledges, attendance and activities.

     - GuardiaNet(TM) is a consumer profiling, security and filtering application that allows customers to create a safe environment for families by defining access rights uniquely for each family member.

     - OnePlace.com is an online community designed to offer access to church and consumer products and provide other information and resources in a family friendly Internet community. We plan to generate revenue from OnePlace.com through advertising, e-commerce and subscription services.

     - The ChristianSuperstore.net is an online e-commerce "superstore" of more than 31,000 consumer Christian products, including books, music, Bibles, gift items, software and other products.

     - The music superstore division of OnePlace(TM), accessible through OnePlace.com and ChristianSuperstore.net, is an online e-commerce site of Christian music. We complement the sale of music CDs with artist and concert information from CCM Magazine and streaming of audio samples, including samples from The CCM Countdown with Gary Chapman.

     - OnePlace Search, located within OnePlace.com, is a "yellow pages" guide to Christian resources that include Web pages listings for churches, retail stores, retail bookstores, Christian counselors and other institutions.

     The Innovative Church Marketing Group provides business-to-business products and services for vendors, publishers, distributors and retailers of Christian products. The division's services include the digital creation, storage and transmission of pictures, art work and audio and video streams that enable both print and electronic catalogs of products to be produced efficiently. The division also serves the institutional church market through the delivery of approximately 280,000 print catalogs annually, in addition to e-commerce versions of the same catalogs.

     The Technology Licensing business unit licenses OnePlace's technologies to general market companies. These technologies include digital imaging software, search engines, e-commerce and subscription commerce applications and filtering security software for libraries and other institutions. As part of the technology licensing effort, OnePlace(TM) also generates revenue from building Web sites for organizations that incorporate OnePlace's technologies.

     OnePlace(TM) currently generates substantially all of its revenue from SermonSearch, CCIS-Membership software and its Innovative Church Marketing Group.

     SOFTWARE PUBLISHING. In April 1999, OnePlace(TM) will purchase the assets of NavPress Software, Inc., based in Austin, Texas, for $550,000. NavPress is a developer and supplier of electronic Bible and Christian reference books and Bible study software applications, including its best known products, WORDsearch(TM) and LESSONmaker(TM). NavPress Software product lines include Bible translations, commentaries, dictionaries, maps and illustrations, and classic Christian works.

     MAGAZINES. In January 1999, we purchased CCM Communications, Inc. for $1.9 million. CCM, based in Nashville, Tennessee, has published magazines since 1978 which follow the Christian music industry and, more recently, has added publications aimed at church staff. The products of CCM include the following:

     - CCM Magazine, CCM's flagship publication for over 20 years, is published monthly and follows the Contemporary Christian music format through interviews with artists, feature articles, album reviews and concert schedules.

     - Worship Leader, published bi-monthly and owned in partnership with The Corinthian Group, is a resource magazine for planning worship services and features columns by recognized authorities on worship and "how-to" articles and models designed to expand understanding of current trends and issues affecting worship.

     - Youthworker, published bi-monthly, is a professional journal for Christian youthworkers who desire to keep current with leadership and youth trends and issues.

     - The CCM Update, a weekly newsletter directed to Christian music retailers, radio stations and record company executives, features industry news, radio and sales charts and reviews.

     - Christian Research Report, a weekly publication directed exclusively to Christian radio, includes national airplay charts and music research.

     - CCM New Music Guide, published quarterly, provides listings of upcoming releases from major record labels and national product distributors and offers reviews of Contemporary Christian releases scheduled for the coming quarter.

     - The CCM Radio division produces The CCM Countdown with Gary Chapman, a three-hour weekly program featuring the top 30 Adult Contemporary songs as compiled by The CCM Update, and The CCM Radio Magazine, a one-hour weekly program based on the editorial content of CCM Magazine. The programs are delivered by satellite on the Salem Radio Network(R).

     - CCM Online maintains CCM's Web site that contains content from the magazines, listings of where CCM Radio programs are aired, concert schedules and links to artist-related Web sites.

COMPETITION

     RADIO. The radio broadcasting industry, including the religious and family issues format segment of this industry, is a highly competitive business. The financial success of each of our radio stations that features talk programming is dependent, to a significant degree, upon its ability to generate revenue from the sale of block program time to national and local religious and educational organizations. We compete for this program revenue with a number of different commercial and non-commercial radio station licensees. While no group owner in the United States specializing in the religious format approaches Salem in size of potential listening audience and presence in major markets, religious format stations exist and enjoy varying degrees of prominence and success in all markets. We own 34 radio stations which broadcast to 19 of the top 25 radio markets in terms of audience size. Our closest commercial competitor in the top 25 radio markets owns 16 commercial radio stations which broadcast to eight of these major markets. Our closest non-commercial competitor in the top 25 radio markets owns five radio stations which broadcast to four of these major markets.

     We also compete for revenue in the advertising market with other commercial religious format and general format radio station licensees. We compete in the advertising market with other media as well, including broadcast television, cable television, newspapers, magazines, direct mail and billboard advertising.

     Competition may also come from new media technologies and services that are currently being developed or introduced. These include delivery of audio programming by cable television, satellite, digital audio radio services, the Internet, personal communications services and the proposed authorization by the FCC of a new service of low powered, limited coverage FM radio stations. Digital audio broadcasting may deliver multiformat digital radio services by satellite to national and regional audiences. We have attempted to address these competitive threats, in part, through our acquisition of OnePlace(TM) and through our arrangement with XM Satellite Radio to provide religious and family issues talk and music formats on its proposed satellite digital audio radio service.

     NETWORK. Salem Radio Network(R) competes with other commercial radio networks that offer news and talk programming to religious and general format radio stations and two non-commercial networks that offer religious music formats. Our network also competes with other radio networks for the services of talk show personalities.

     NEW MEDIA. Our magazines compete for readers and advertisers with other publications that follow the religious music industry and publications that address issues of interest to church leadership. Our Internet business competes with other companies that deliver online audio programming, companies with Web sites targeted to persons interested in religious and family issues and e-commerce companies, such as Amazon.com, whose product offerings include religious books and music.

EMPLOYEES

     At March 1, 1999, Salem employed 569 full-time and 235 part-time employees. None of Salem's employees are covered by collective bargaining agreements, and we consider our relations with our employees to be good. We have employment agreements with Edward G. Atsinger III, Stuart W. Epperson and Eric Halvorson.

     In certain of our larger markets, we employ key managers and on-air talent who do not have employment contracts. While the loss of any of these individuals could have a material adverse effect upon the operations of the applicable radio station, we do not believe that any such loss would have a material adverse effect on our financial condition or results of operations taken as a whole.

PROPERTIES AND FACILITIES

     The types of properties required to support our radio stations include offices, studios and tower and antenna sites. A station's studios are generally housed with its office in a downtown or business district. We generally select our tower and antenna sites to provide maximum market coverage. Our network operations are supported by offices and studios from which its programming originates or is relayed from a remote point of origination. The operations of our new media businesses are supported by office facilities.

     Our radio stations' studios and offices, our network's operations, the operations of our new media businesses and our corporate headquarters are located in leased facilities. Our network leases satellite transponders used for delivery of its programming. We either own or lease our radio station tower and antenna sites. We do not anticipate difficulties in renewing those leases that expire within the next several years or in obtaining other lease arrangements, if necessary.

     We lease certain property from the principal stockholders or trusts and partnerships created for the benefit of the principal stockholders and their families. See "Transactions Involving Officers, Directors and Principal Stockholders." All such leases have cost of living adjustments. Based upon our management's assessment and analysis of local market conditions for comparable properties, we believe such leases do not have terms that vary materially from those that would have been available from unaffiliated parties.

     No one property is material to our overall operations. We believe that our properties are in good condition and suitable for our operations; however, we continually evaluate opportunities to upgrade our properties. We own substantially all of our equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

LITIGATION

     We are involved in various routine legal proceedings, incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our consolidated financial condition or our results of operations.

FEDERAL REGULATION OF RADIO BROADCASTING

     INTRODUCTION. The ownership, operation and sale of broadcast stations, including those licensed to Salem, are subject to the jurisdiction of the FCC, which acts under authority derived from The Communications Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Communications Act"). The Communications Act was amended by the Telecommunications Act of 1996 (the "Telecommunications Act") to make changes in several broadcast laws. Among other things, the FCC assigns frequency bands for broadcasting; determines whether to approve changes in ownership or control of station licenses; regulates transmission facilities, including power employed, antenna and tower heights, and location of transmission facilities; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of its rules under the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the maximum) license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional broadcast properties. For further information concerning the nature and extent of federal regulation of broadcast stations you should refer to the Communications Act, FCC rules and the public notices and rulings of the FCC.

     LICENSE GRANT AND RENEWAL. Radio broadcast licenses are granted for maximum terms of eight years. Licenses may be renewed through an application to the FCC. Prior to the Telecommunications Act, during certain periods when a renewal application was pending, competing applicants could file for the radio frequency being used by the renewal applicant. The Telecommunications Act prohibits the FCC from considering such competing applications if the FCC finds that the station has served the public interest, convenience and necessity, that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC, and that there have been no other violations by the licensee of the Communications Act or the rules and regulations of the FCC that, when taken together, would constitute a pattern of abuse.

     Petitions to deny license renewals can be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a "substantial and material question of fact" as to whether the grant of the renewal application would be prima facie inconsistent with the public interest, convenience and necessity. Also, during certain periods when a renewal application is pending, the transferability of the applicant's license is restricted. We are not currently aware of any facts that would prevent the timely renewal of our licenses to operate our radio stations, although there can be no assurance that our licenses will be renewed.

     The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either: Class A stations, which operate on an unlimited time basis and are designated to render primary and secondary service over an extended area; Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; and Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power. A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous thereto. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

     The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend in part upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 and C.

     The following table sets forth in order of market size the market, call letters, FCC license classification, antenna height above average terrain
(HAAT), power and frequency of each of the stations owned or operated by Salem and the date on which each station's FCC license expires. None of our FCC licenses expires prior to October 1, 2003.

                                                    HAAT       POWER                  EXPIRATION
                              STATION       FCC      IN          IN                    DATE OF
         MARKET           CALL LETTERS(1)  CLASS   METERS   KILOWATTS(2)   FREQUENCY   LICENSE
         ------           ---------------  -----   ------   ------------   ---------  ----------
New York, NY(3).........  WMCA-AM            B     NA       5.0/5.0          570 kHz   6/1/2006
                          WWDJ-AM            B     NA       5.0/5.0          970 kHz   6/1/2006
Los Angeles, CA.........  KKLA-FM            B     878      10.5            99.5 MHz  12/1/2005
                          KIEV-AM            B     NA       20/3             870 kHz  12/1/2005
                          KLTX-AM            B     NA       5.0/3.6         1390 kHz  12/1/2005
Chicago, IL.............  WYLL-FM            B     91(4)    50             106.7 MHz  12/1/2004
San Francisco, CA.......  KFAX-AM            B     NA       50              1100 kHz  12/1/2005
Philadelphia, PA........  WFIL-AM            B     NA       5.0/5.0          560 kHz   8/1/2006
                          WZZD-AM            B     NA       50.0/10.0        990 kHz   8/1/2006
Dallas-Ft. Worth, TX....  KWRD-FM            C     460      100             94.9 MHz   8/1/2005
Boston, MA..............  WEZE-AM            B     NA       5.0/5.0          590 kHz   4/1/2006
Washington, D.C. .......  WAVA-FM            B     165      41             105.1 MHz  10/1/2003
Houston-Galveston, TX...  KENR-AM            B     NA       10.0/5.0        1070 kHz   8/1/2005
                          KKHT-FM            C     579      100            106.9 MHz   8/1/2005
                          KTEK-AM            D     NA       2.7/2.067(5)    1110 kHz   8/1/2005
Seattle-Tacoma, WA......  KGNW-AM            B     NA       50.0/5.0         820 kHz   2/1/2006
                          KLFE-AM            B     NA       5.0/5.0         1590 kHz   2/1/2006
                          KKOL-AM(6)         B     NA       5.0/5.0         1300 kHz   2/1/2006
                          KKMO-AM            B     NA       5.0/5.0         1360 kHz   2/1/2006
Phoenix, AZ.............  KPXQ-AM            B     NA       5.0/5.0          960 kHz  10/1/2005
San Diego, CA...........  KPRZ-AM            B     NA       20.0/5.0        1210 kHz  12/1/2005
Minneapolis-St Paul,
  MN....................  KKMS-AM            B     NA       5.0/5.0          980 kHz   4/1/2005
                          KYCR-AM            B     NA       3.8/0.230       1570 kHz   4/1/2005
Baltimore, MD...........  WITH-AM            C     NA       1.0/1.0         1230 kHz  10/1/2003
Pittsburgh, PA..........  WORD-FM            B     154      48             101.5 MHz   8/1/2006
                          WPIT-AM            D     NA       5.0/0.024        730 kHz   8/1/2006
Denver-Boulder, CO......  KNUS-AM            B     NA       5.0/5.0          710 kHz   4/1/2005
                          KRKS-AM            B     NA       5.0/0.39         990 kHz   4/1/2005
                          KRKS-FM(7)         C     300      100             94.7 MHz   4/1/2005
Cleveland, OH...........  WCCD-AM            D     NA       0.5             1000 kHz  10/1/2004
                          WHK-AM             B     NA       5.0/5.0         1420 kHz  10/1/2004
Portland, OR............  KPDQ-AM            B     NA       1.0/0.51         800 kHz   2/1/2006
                          KPDQ-FM(7)         C     387      100             93.7 MHz   2/1/2006
Cincinnati, OH..........  WTSJ-AM            B     NA       1.0/0.28        1050 kHz  10/1/2004
Sacramento, CA..........  KFIA-AM            B     NA       25.0/1.0         710 kHz  12/1/2005
                          KTKZ-AM            B     NA       5.0/5.0         1380 kHz  12/1/2005
Riverside-San
  Bernardino, CA........  KKLA-AM            C     NA       1.0/1.0         1240 kHz  12/1/2005
Columbus, OH............  WRFD-AM            D     NA       23/6.1(5)        880 kHz  10/1/2004
San Antonio, TX.........  KSLR-AM            B     NA       5.0/4.3          630 kHz   8/1/2005
Akron, OH...............  WHLO-AM            B     NA       5.0/0.50         640 kHz  10/1/2004
Colorado Springs, CO....  KBIQ-FM            C     695      72              102.7MHz   4/1/2005
                          KGFT-FM            C     676      78              100.7MHz   4/1/2005
                          KPRZ-FM(8)         C3    614      0.51            96.1 MHz   4/1/2005
Oxnard, CA..............  KDAR-FM            B1    393      1.5             98.3 MHz  12/1/2005
Canton, OH..............  WHK-FM(9)          B     175      36              98.1 MHz  10/1/2004

-------------------------
 (1) Actual city of license may be different form the metropolitan market served.

 (2) Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during nighttime broadcasting hours, which results in reducing the radio station's coverage during those hours of operation. Both power ratings are shown, where applicable.

 (3) This market includes the Nassau-Suffolk, NY Metro market which independently has a MSA rank of 17.

 (4) The FCC has issued a construction permit to Salem which allows the antenna for this station to be increased to 129m HAAT.

 (5) Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during critical hours, the two-hour periods immediately following sunrise and preceding sunset. Both daytime power ratings are shown. KTEK-AM and WRFD-AM do not operate during nighttime hours.

 (6) On April 1, 1999, we exercised an option to acquire ownership of KKOL-AM for $1.4 million from a corporation owned by our principal stockholders. FCC approval of the acquisition is pending. We currently operate KKOL-AM.

 (7) The FCC has issued a notice of proposed rulemaking that contemplates adding a new class of FM station known as C0. For further information, see
     "-- Proposed Changes" below.

 (8) The FCC has issued a construction permit to Salem which allows the license for this station to be changed to class C2, the antenna to be increased to 670m HAAT, the power to be increased to 1.7kW.

 (9) The FCC has issued a construction permit to Salem which allows the antenna for this station to be increased to 268m HAAT and the power to be changed to 15.5kW. Construction has been completed pursuant to the permit and the station is now operating with its new antenna facility. An application to license the new facility is pending before the FCC.

     OWNERSHIP MATTERS. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to assign, transfer, grant or renew a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the "character" of the licensee and those persons holding "attributable" interests therein, and compliance with the Communications Act's limitation on alien ownership, as well as compliance with other FCC policies, including equal employment opportunity requirements.

     Once a station purchase agreement has been signed, an application for FCC consent to assignment of license or transfer of control (depending upon whether the underlying transaction is an asset purchase or stock acquisition) is filed with the FCC. Approximately 10 to 15 days after this filing, the FCC publishes a notice assigning a file number to the application and advising that the application has been "accepted for filing." This begins a 30-day statutory public notice period during which third parties have the opportunity to file formal petitions to deny the proposed transaction. Informal objections to the transaction may be filed at any time prior to the grant of an application. During this 30-day period, the FCC staff generally begins its review of the application and may request additional information from the applicants in response to any questions the staff may have.

     Assuming that no petitions are filed during the public notice period and that the proposed transaction poses no issues requiring higher level consent, the FCC staff often grants the application by delegated authority approximately 10 days after the end of the public notice period. If there is a back log of applications or the transaction proposes an issue requiring higher level consent, the 10-day period can extend to 30 days or more. The parties to the application are legally authorized to close on the transaction at any time after the application is granted. At this point, however, the grant is not a "final order."

     Public notice of the FCC staff grant of an application is usually issued within seven days of the date on which the application is granted. For a period of 30 days following the date of this public notice interested parties may file petitions seeking staff reconsideration or full FCC review of the staff action. In addition, for a period of 40 days following the date of the public notice, the FCC, on its own, can review and reconsider the grant. If the FCC itself adopts an order granting an application or adopts an order affirming the staff grant of an application, judicial review of the FCC action may be sought in the United States Court of Appeals for the District of Columbia within 30 days of the public notice of the FCC's action. In the event the court affirms the FCC's action, further judicial review may be sought by seeking rehearing en banc from the Court of Appeals or by certiorari from the United States Supreme Court.

     Assuming that no petitions are filed by third parties and no action staying or reversing the grant is made by the FCC, then the grant will become a final order by operation of law at the close of business on the 40th day following the public notice of the grant. Upon a grant becoming a final order, counsel is able to deliver an opinion that the grant is no longer subject to administrative or judicial review, although such actions can nevertheless be set aside in rare circumstances (for example, fraud on the agency by a party to the application).

     The FCC will not issue an unconditional assignment or transfer grant if an application for renewal of license for the station is pending. Thus, the foregoing timetables will be altered in the event an application for assignment or transfer is filed while a license renewal application is pending.

     Under the Communications Act, a broadcast license may not be granted to or held by a corporation that has more than one-fifth of its capital stock owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. Under the Communications Act, a broadcast license also may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by aliens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations. These restrictions apply in modified form to other forms of business organizations, including partnerships. We therefore may be restricted from having more than one-fourth of our stock owned or voted by aliens, foreign governments or non-U.S. corporations.

     The Communications Act and FCC rules also generally restrict the common ownership, operation or control of radio broadcast stations serving the same local market, of a radio broadcast station and a television broadcast station serving the same local market, and of a radio broadcast station and a daily newspaper serving the same local market. Under these "cross-ownership" rules, absent waivers, we would not be permitted to acquire any daily newspaper or television broadcast station (other than low power television) in a local market where we then owned any radio broadcast station. The FCC's rules provide for the liberal grant of a waiver of the rule prohibiting common ownership of radio and television stations in the same geographic market in the top 25 television markets if certain conditions are satisfied. The Telecommunications Act extends this waiver policy to stations in the top 50 television markets, although the FCC has not yet implemented this change.

     In response to the Telecommunications Act, the FCC amended its multiple ownership rules to eliminate the national limits on ownership of AM and FM stations. The FCC's broadcast multiple ownership rules restrict the number of radio stations one person or entity may own, operate or control on a local level. These limits, as specified in the Telecommunications Act, are:

     - in a market with 45 or more commercial radio stations, an entity may own up to eight commercial radio stations, not more than five of which are in the same service (FM or AM);

     - in a market with between 30 and 44 (inclusive) commercial radio stations, an entity may own up to seven commercial radio stations, not more than four of which are in the same service;

     - in a market with between 15 and 29 (inclusive) commercial radio stations, an entity may own up to six commercial radio stations, not more than four of which are in the same service;

     - in a market with 14 or fewer commercial radio stations, an entity may own up to five commercial radio stations, not more than three of which are in the same service, except that an entity may not own more than 50% of the stations in such market.

None of these multiple ownership rules requires any change in our current ownership of radio broadcast stations; however, these rules will limit the number of additional stations that we may acquire in the future in certain of our markets.

     Because of these multiple and cross-ownership rules, a purchaser of voting stock of the company that acquires an "attributable" interest in the company may violate the FCC's rule if it also has an attributable interest in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the other companies in which it may invest, to the extent that these investments give rise to an attributable interest. If an attributable stockholder of the company violates any of these ownership rules, the company may be unable to obtain from the FCC one or more authorizations needed to conduct its radio station business and may be unable to obtain FCC consents for certain future acquisitions.

     The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the "attributable," or cognizable interests held by a person or entity. A person or entity can have an interest in a radio station, television station or daily newspaper by being an officer, director, partner or stockholder of a company that owns that station or newspaper. Whether that interest is cognizable under the FCC's ownership rules is determined by the FCC's attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as an "owner" of the radio station, television station or daily newspaper in question, and therefore subject to the FCC's ownership rules.

     With respect to a corporation, officers and directors and persons or entities that directly or indirectly can vote 5% or more of the corporation's stock (10% or more of such stock in the case of insurance companies, investment companies, bank trust departments which act as "passive investors" that hold such stock for investment purposes only) generally are attributed with an ownership interest in whatever radio stations, television stations and daily newspapers the corporation owns.

     With respect to a partnership, the interest of a general partner is attributable, as is the interest of any limited partner who is "materially involved" in the media-related activities of the partnership. Debt instruments, nonvoting stock, options and warrants for voting stock that have not yet been exercised, limited partnership interests where the limited partner is not "materially involved" in the media-related activities of the partnership, and minority (under 5%) voting stock, generally do not subject their holders to attribution.

     The FCC has issued a notice of proposed rulemaking that contemplates tightening attribution standards where parties have multiple nonattributable interests in and relationships with stations that would be prohibited by the FCC's cross-ownership rules, if the interest/relationships were attributable. The proposed rule contemplates that this change in attribution will apply only to persons holding debt or equity interests that exceed certain benchmarks. For further information, see "-- Proposed Changes" below.

     In addition, the FCC has a "cross-interest" policy that under certain circumstances could prohibit a person or entity with an attributable interest in a broadcast station or daily newspaper from having a "meaningful" nonattributable interest in another broadcast station or daily newspaper in the same local market. Among other things, "meaningful" interests could include significant equity interests (including nonvoting stock, voting stock and limited partnership interests) and significant employment positions. This policy may limit the permissible investments a purchaser of the company's voting stock may make or hold.

     PROGRAMMING AND OPERATION. The Communications Act requires broadcasters to serve the "public interest." The FCC has gradually relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. Licensees continue to be required, however, to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, but such complaints may be filed and considered at any time.

     Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification and technical operations (including limits on radio frequency radiation) and equal employment opportunity requirements. The broadcast of contests and lotteries is regulated by FCC rules.

     Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short" (less than the maximum) renewal terms or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     LOCAL MARKETING AGREEMENTS. Over the past five years, a number of radio stations, including certain of our stations, have entered into "time brokerage agreements" of the type which are commonly referred to as "local marketing agreements." These LMAs take various forms. Separately-owned and licensed stations may agree to function cooperatively in terms of programming, advertising sales and other matters, subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each station maintains independent control over the programming and other operations of its own station. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the station that is being substantially programmed by another entity maintains complete responsibility for, and control over, operations of its broadcast stations and otherwise ensures compliance with applicable FCC rules and policies.

     A station that brokers substantial time on another station in its market or engages in an LMA with a station in the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's ownership rules. As a result, a broadcast station may not enter into an LMA that allows it to program more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the FCC's local multiple ownership rules. FCC rules also prohibit the broadcast licensee from simulcasting more than 25% of its programming on another station in the same broadcast service (that is, AM-AM or FM-FM) where the two stations serve substantially the same geographic area, whether the licensee owns the stations or owns one and programs the other through an LMA arrangement.

     PROPOSED CHANGES. In December, 1994, the FCC initiated a proceeding to solicit comment on whether it should revise its radio ownership "attribution" rules by among other proposals:

     - raising the basic benchmark for attributing ownership in a corporate licensee from 5% to 10% of the licensee's voting stock;

     - increasing from 10% to 20% of the licensee's voting stock the attribution benchmark for "passive investors" in corporate licensees; and

     - restricting the availability of the attribution exemption when a single party controls more than 50% of the voting stock.

At this time, no decision has been made by the FCC in these matters. We can make no determination as to what effect, if any, this proposed rulemaking will have on Salem.

     The Congress and the FCC from time to time have under consideration, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of the company's radio stations, result in the loss of audience share and revenue for the company's radio stations, and affect the ability of the company to acquire additional radio stations or finance such acquisitions. Such matters include:

     - proposals to impose spectrum use or other fees on FCC licensees;

     - the FCC's equal employment opportunity rules and matters relating to political broadcasting;

     - technical and frequency allocation matters;

     - changes in the FCC's cross interest policies;

     - changes in multiple ownership and cross-ownership rules;

     - changes to broadcast technical requirements;

     - proposals to allow telephone or cable television companies to deliver audio and video programming to the home through existing phone lines;

     - proposals to limit the tax deductibility of advertising expenses by advertisers; and

     - proposals to auction the right to use the radio broadcast spectrum to the highest bidder, instead of granting FCC licenses and subsequent license renewals without such bidding.

     The Balanced Budget Act of 1997, enacted August 5, 1997, requires the FCC to resolve mutually-exclusive requests for use of the commercial radio broadcast spectrum by auction under most circumstances. The Balanced Budget Act of 1997 requires the use of auctions to resolve mutually-exclusive requests for new radio stations or major changes in the facilities of existing stations filed after June 30, 1997 where the stations propose to use the commercial radio broadcast spectrum. The FCC may use auctions to resolve such mutually-exclusive requests filed before July 1, 1997, which remain pending after a mandated period ending February 1, 1998, in which the applicants may enter into settlement agreements to resolve the mutual exclusivity of their applications.

     On November 25, 1997, the FCC adopted a notice of proposed rulemaking seeking to implement its statutory auction authority. In connection with the November 25, 1997 notice of proposed rulemaking, the FCC has imposed a temporary freeze on the filing of most requests for new commercial broadcast radio stations or for major changes of existing commercial broadcast facilities until it completes the adoption of auction rules and procedures. On August 6, 1998, the FCC adopted a First Report and Order amending certain of its rules and enacting new rules to implement its auction authority, and delegated authority to the Chief of the Mass Media Bureau to prescribe procedures and mechanisms for the conduct of broadcast service auctions under the new and amended rules. Petitions for reconsideration of that First Report and Order were filed and considered by the FCC. On April 15, 1999, the FCC acted on those petitions by generally reaffirming the auction rules adopted August 6, 1998, which among other provisions award bidding credits to owners of no or very few mass media outlets. The Chief of the Mass Media Bureau has not yet acted on the delegation to prescribe procedures and mechanisms for the conduct of broadcast service auctions. The FCC's proceeding to adopt auction rules for the broadcast services is not completed. Still under consideration is a further refinement of the rule under which bidding credits will be awarded. The freeze imposed in connection with the November 25, 1997 notice remains in effect. On March 30, 1999, the FCC adopted an order in a separate proceeding which, among other actions, amended the definition of a major change application for existing AM radio stations, potentially lessening the impact of the freeze on licenses of commercial AM radio stations.

     We cannot predict whether any proposed changes will be adopted or what other matters might be considered in the future, nor can we judge in advance what impact, if any, the implementation of any of these proposals or changes might have on our business.

     The FCC, on April 2, 1997, awarded two licenses for the provision of satellite digital radio services. Under rules adopted for this service, licensees must begin construction of their space stations within one year, begin operating within four years, and be operating their entire system within six years. We cannot predict whether the service will be subscription or advertiser supported. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital sound following industry analysis of technical standards. In addition, the FCC has authorized an additional 100 kHz of bandwidth for the AM band and on March 17, 1997, adopted an allotment plan for the expanded band that identified the 88 AM radio stations selected to move into the band. At the end of a five-year transition period, those licensees will be required to return to the FCC either the license for their existing AM band station or the license for the expanded AM band station. Salem has received two expanded band authorizations, one for KBJD-AM, paired with KRKS-AM, Denver-Boulder, Colorado, and one for KAZJ-AM, paired with KLFE-AM, Seattle-Tacoma, Washington.

     The FCC has issued a notice of proposed rulemaking that contemplates adding a new class of FM station known as C0. If the proposed rule is adopted and if a station's facilities place it in the C0 class, it may be precluded from increasing its antenna height and power combination above the limits set for C0 classification. Some of Salem's FM stations which are now Class C stations may become Class C0 stations dependent upon the outcome of that rulemaking proceeding. The FCC has proposed to adopt a three-year transition period, should it adopt the new C0 classification, during which a station subject to the new classification could apply for and obtain a construction permit to increase the antenna height to a level at which it could retain Class C status.

     The foregoing summary of certain provisions of the Communications Act and of specific FCC rules and policies does not purport to be comprehensive. For further information concerning the nature and extent of federal regulation of radio broadcast stations you should refer to the Communications Act, the FCC's rules and the public notices and rulings of the FCC.

     FEDERAL ANTITRUST CONSIDERATIONS. The FTC and the DOJ, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws, have been increasingly active recently in their review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets.

     For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Improvements Act ("HSR Act") and the rules promulgated thereunder require the parties to file Notification and Report Forms with the FTC and the DOJ and to observe specified waiting period requirements before consummating the acquisition. At any time before or after the consummation of a proposed acquisition, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or other assets of the company. Acquisitions that are not required to be reported under the HSR Act may be investigated by the FTC or the DOJ under the antitrust laws before or after consummation. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

     As part of its increased scrutiny of radio station acquisitions, the DOJ has stated publicly that it believes that LMAs and other similar agreements customarily entered into in connection with radio station transfers prior to the expiration of the waiting period under the HSR Act could violate the HSR Act.

     Although we do not believe that our acquisition strategy as a whole will be adversely affected in any material respect by antitrust review, we cannot be sure that this will be the case.

                                   MANAGEMENT

EXECUTIVE AND OTHER KEY OFFICERS AND DIRECTORS

     The executive officers, directors and key employees of Salem and its subsidiaries and their ages and positions with Salem are as follows:

             NAME                AGE                      POSITION
             ----                ---                      --------
Edward G. Atsinger III.........  59    President, Chief Executive Officer and Director
Stuart W. Epperson.............  62    Chairman of the Board
Eric H. Halvorson..............  50    Executive Vice President, Chief Operating
                                       Officer, General Counsel and Director
Greg R. Anderson...............  52    President, Salem Radio Network
Dirk Gastaldo..................  43    Vice President and Chief Financial Officer
Kenneth L. Gaines..............  60    Vice President - Operations
Dave Armstrong.................  53    Vice President - Operations and General
                                       Manager/KKLA-FM/AM, KLTX-AM and KIEV-AM
Joe D. Davis...................  55    Vice President - Operations and General
                                       Manager/WMCA-AM and WWDJ-AM
Kenneth W. Sasso...............  52    Vice President - Operations and General
                                       Manager/KGFT-FM, KPRZ-FM and KBIQ-FM
David Ruleman..................  52    Vice President - Operations and General
                                       Manager/WAVA-FM and WITH-AM
W. Douglas Young...............  48    Chief Executive Officer, OnePlace, Ltd.
John W. Styll..................  47    President, CCM Communications, Inc.
Richard A. Riddle..............  54    Director
Roland S. Hinz.................  60    Director

     All directors hold office until the next annual meeting of stockholders following their election, or until their successors are elected and qualified. Officers are elected annually by the board of directors and serve at the discretion of the board.

     Mr. Atsinger has been President, Chief Executive Officer and a director of Salem since its inception. He has been engaged in the ownership and operation of radio stations since 1969 and is a member of the board of directors of the National Religious Broadcasters.

     Mr. Epperson has been Chairman of Salem since its inception. Mr. Epperson has been engaged in the ownership and operation of radio stations since 1961. In addition, he is a member of the board of directors of the National Religious Broadcasters. Mr. Epperson is married to Nancy A. Epperson who is Mr. Atsinger's sister.

     Mr. Halvorson has been Chief Operating Officer of Salem since 1995, Executive Vice President since 1991 and a director since 1988. From 1991 to the present, Mr. Halvorson has also served as the General Counsel of Salem. Mr. Halvorson was the managing partner of the law firm of Godfrey & Kahn, S.C.-Green Bay from 1988 until 1991. From 1985 to 1988, he was Vice President and General Counsel of Salem. From 1976 until 1985, he was an associate and then a partner of Godfrey & Kahn, S.C.-Milwaukee. Mr. Halvorson was a Certified Public Accountant with Arthur Andersen & Co. from 1971 to 1973.

     Mr. Anderson has been President of Salem Radio Network(R) since 1994. From 1993 to 1994, Mr. Anderson was the Vice President-General Manager of the Network. Mr. Anderson was employed by Multimedia, Inc. from 1980 to 1993. After serving as program director and general manager at Multimedia stations in Greenville, Shreveport and Milwaukee, he was named Vice President, Operations, of the Multimedia radio division in 1987 and was subsequently appointed as Executive Vice President and group head of Multimedia's radio division.

     Mr. Gastaldo has been Chief Financial Officer of Salem since 1993, and a Vice President since 1992. From 1992 to 1993, Mr. Gastaldo was Vice President-Administration of Salem, and from 1989 to 1991 he was Manager - Internal Audit. He was a Certified Public Accountant with Ernst & Young from 1978 to 1989.

     Mr. Gaines has been Vice President - Operations of Salem since 1994. Prior to that time, he served as General Manager of KKLA-FM from 1992 to 1994 and General Manager of WYLL-FM from 1990 to 1992. Mr. Gaines has been involved in the management of radio stations since 1964. He served as Executive Vice President of Commonwealth Communications from 1988 to 1990, Vice President of Penn Communications from 1985 to 1988, Executive Vice President of Broadstreet Communications from 1974 to 1985 and Vice President and General Manager of Metromedia from 1964 to 1974.

     Mr. Armstrong has been Vice President - Operations of Salem since 1996 and General Manager of KKLA-FM/AM since 1994. He has also supervised operations of KLTX-AM since January 1997 and of KIEV-AM since August 1998. Mr. Armstrong has 28 years of radio broadcast experience and has been general manager of radio stations in Santa Ana and Orange, California.

     Mr. Davis has been Vice President - Operations of Salem since 1996 and General Manager of WMCA-AM since 1989. He has also been the General Manager of WWDJ-AM since 1994. He has previously served as Vice President and Executive Director of Christian Fund for the Disabled as well as President of Practice Resources, Inc., Davis Eaton Corporation and Vintage Specialty Advertising Company.

     Mr. Sasso has been Vice President - Operations of Salem since 1996 and General Manager of Salem's Colorado Springs radio stations from 1994 to present. He also served as General Manager of Salem's Denver radio stations from 1994 to 1996. Mr. Sasso is the former owner of eight radio stations in Florida, Mississippi and Louisiana which were sold in 1989. From 1969 to 1979, he served in various radio management capacities for King Broadcasting and The American Broadcasting Companies.

     Mr. Ruleman has been Vice President - Operations of Salem since January 1999 and General Manager of WAVA-FM since 1992 and WITH-AM since 1997. He was General Manager of KPRZ-AM from 1986 to 1992. From 1973 to 1986, Mr. Ruleman served as Vice President of Palomar Broadcasting Corporation, a group owner of radio stations in Southern California.

     Mr. Young has been Chief Executive Officer of OnePlace, Ltd. since January 1999, and was Chief Executive Officer and a shareholder of its predecessor corporation, OnePlace, LLC since August 1998. From 1997 to 1998, Mr. Young served as Chief Executive Officer of Landmark Community Interests, an Internet-based technology company controlled by Landmark Communications, Inc. He served as President of networkMCI Digital Imaging, the Web site development and electronic commerce implementation division of MCI Telecommunications, from 1995 to 1997. Prior to 1995

Mr. Young founded and developed several technology companies including Image Technology, Inc., and Advanced MediaGraphics Center, both of which companies were sold to MCI Telecommunications.

     Mr. Styll founded Praise Productions, the predecessor of CCM
Communications, Inc., in 1978 and has served as the President of CCM Communications, Inc. since its incorporation in 1979. He served as President of the Gospel Music Association from 1991 to 1994 and as President of the Christian Music Trade Association from 1996 to 1998. Mr. Styll is a member of the National Academy of Recording Arts and Sciences.

     Mr. Riddle has been a director of Salem since September 1997. Mr. Riddle is an independent businessman specializing in providing financial assistance and consulting to manufacturing companies. Since 1991 he has been the President of Richray Industries, a holding company for various manufacturing companies. He was President and majority stockholder of I. L. Walker Company from 1987 to 1997 when the company was sold. He also was Chief Operating Officer and majority stockholder of Richter Manufacturing from 1970 to 1987.

     Mr. Hinz has been a Director of Salem since September 1997. Mr. Hinz has been the owner and President of Hi-Torque Publishing Company, a publisher of magazines covering the motorcycling and biking industries, since 1981. He is active in a number of non-profit organizations and serves as Chairman of the Fund Development Committee of English Language Institute China. Mr. Hinz also serves on the boards of directors of Gordon Conwell Theological Seminary, Association for Community Education, Inc., Truth for Life, and Lake Avenue Congregational Church.

COMMITTEES OF THE BOARD OF DIRECTORS

     Salem has formed an Audit Committee and a Compensation Committee of its board of directors, and all of the directors serving on the Audit Committee and the Compensation Committee are directors who are not employees of Salem.

     The Audit Committee consists of Messrs. Riddle and Hinz. The Audit Committee will review the results and scope of the audit performed by Salem's independent accountants and establish standards for review of Salem's compliance with applicable accounting and regulatory standards. The Compensation Committee consists of Messrs. Riddle and Hinz. The Compensation Committee will make decisions or recommendations to the board of directors concerning salaries, incentive compensation and severance benefits for officers and senior employees of Salem.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation paid by Salem for 1998, 1997 and 1996 to its Chief Executive Officer and four highest paid executive officers.

                           SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION
                              --------------------------    OTHER ANNUAL     ALL OTHER
NAME AND PRINCIPAL POSITIONS  YEAR    SALARY     BONUS      COMPENSATION    COMPENSATION
----------------------------  ----   --------   --------    ------------    ------------
Edward G. Atsinger III....    1998   $400,000   $250,000     $       --       $    --
  President, Chief            1997    400,000         --        890,192(2)         --
  Executive Officer           1996    400,000    350,000(1)     996,372(2)         --
  and Director
Stuart W. Epperson........    1998    400,000    288,000             --            --
  Chairman of the Board       1997    400,000         --        890,192(2)         --
                              1996    400,000    350,000(1)   1,012,319(2)         --
Eric H. Halvorson.........    1998    285,000     87,500             --           570(3)
  Executive Vice President,   1997    270,000     85,000             --        63,525(4)
  Chief Operating Officer     1996    255,000     85,000             --           909(3)
  and Director
Dave Armstrong............    1998    175,658     38,000             --           876(3)
  Vice President-             1997    163,683         --             --            19(3)
  Operations                  1996    149,019     15,000             --           585(3)
Joe D. Davis..............    1998    172,362     20,000             --         1,000(3)
  Vice President-             1997    163,524         --             --           950(3)
  Operations                  1996    159,026         --             --           950(3)

-------------------------
(1) Represents distributions of net income from New Inspiration and Golden Gate (in an amount equal to the amount above that necessary to meet individual tax liabilities, discussed in footnote 2 to this table, that had previously been taxed, but not distributed, to the S corporation shareholders). See "Business -- General" and note 1 to our consolidated financial statements included elsewhere in this prospectus.

(2) Represents tax reimbursement payments made to satisfy individual federal and state income tax liabilities generated by New Inspiration and Golden Gate as a result of their S corporation status. See "Business -- General" and note 1 to our consolidated financial statements included elsewhere in this prospectus.

(3) Represents employer matching contributions to individuals' 401(k) accounts.

(4) Includes employer matching contributions to Mr. Halvorson's 401(k) account and cancellation of $25,000 indebtedness owed to Salem by Mr. Halvorson, plus accrued interest of $7,420 and a distribution to Mr. Halvorson of $30,155, an amount equal to the tax liability incurred by Mr. Halvorson as a result of cancellation of this debt.

COMPENSATION OF DIRECTORS

     Officers of Salem who also serve as directors do not receive compensation for their services as directors other than the compensation they receive as officers of Salem. Directors of Salem who are not also officers or employees of Salem were paid a one-time fee of $7,500 in 1998 and receive $2,500 per quarter for their services as directors of Salem. Directors of Salem are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at board meetings.

1999 STOCK INCENTIVE PLAN

     On              , 1999, we adopted the 1999 stock incentive plan designed
to provide incentives relating to equity ownership to plan participants including present and future directors, officers, employees, consultants and advisors of Salem and our subsidiaries as may be selected in the sole discretion of the board of directors or a board committee that the board may appoint to administer the plan. The plan provides for the granting of awards to participants as the board of directors, or such administrative board committee it may designate, deems to be consistent with the purposes of the plan. Awards under the plan may include any one or more of the following: stock options, performance awards, restricted stock, stock appreciation rights, stock payments, dividend equivalents, stock bonuses, stock sales, phantom stock
and other stock-based benefits. An aggregate of                shares of Class A
common stock have been reserved for issuance under the plan. The plan affords Salem latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.

     The board of directors, or the board committee it has appointed, has exclusive discretion to select the plan participants, to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the plan. The plan terminates ten years from its effective date as adopted by the board of Salem. The board or the appointed committee has the ability to administer and amend the plan without stockholder approval except as required by law or the plan.

     In general, a participant's rights and interest under the plan are not transferable and only a recipient of an award may exercise such awards. The assignability and transferability of awards are further subject to limitations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Internal Revenue Code of 1986, as amended.

     Stock Options. Options awardable under the plan, which include non-qualified stock options and incentive stock options, are rights to purchase a specified number of shares of Class A common stock at a price fixed by the board or appointed committee as of the date the option is granted. The option price may not be less than the fair market value of the underlying shares of Class A common stock. Each stock option will become exercisable, as a whole or in part, on the date or dates specified by the board or the appointed committee and will expire on a date determined by the board or the appointed committee, but not later than 10 years after the date the stock option is granted. The options will be subject to earlier termination as provided in the plan or the award document. Upon termination of a participant's employment with Salem, options that are not exercisable will be forfeited immediately and options that are exercisable may be subject to a shortened exercise period determined by the board or appointed committee, as set forth in the agreement establishing the award or as agreed to by the participant. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or Class A common stock of Salem) as the board or appointed committee may determine.

     Performance Awards. Performance awards are awards payable in cash, Class A common stock or a combination of both, and vest and become payable over a period of time upon attainment of performance criteria established by the board or the appointed committee. Each performance award will expire on a date determined by the board or appointed committee and is subject to earlier termination as provided in the plan.

     Restricted Stock. Restricted stock awards are grants or sales of Class A common stock that are nontransferable and subject to a substantial risk of forfeiture until specific conditions are met. The board or appointed committee determines the purchase price (if any) to be paid for the restricted stock, the terms of payment, the restrictions upon the restricted stock, and when such restrictions will lapse. Subject to any restrictions imposed upon the restricted stock, the recipient will have all rights of a stockholder with respect to the restricted stock granted or sold to such recipient, including, without limitation, the right to vote the shares and receive all dividends and other distributions paid or made with respect thereto. Unless the board or the appointed committee determines otherwise, upon a participant's termination of employment, Salem will repurchase grants of restricted stock that remain subject to restrictions on the date of such termination at the purchase price paid by the recipient, if any.

     Stock Appreciation Rights. Stock appreciation rights are rights to receive payments measured with reference to the amount by which the fair market value of a specified number of shares of Class A common stock appreciates from a specified date, such as the date of grant, to the date of exercise. The board or the appointed committee has full discretion to determine the form in which payment of a stock appreciation right will be made and to consent to or disapprove the election of a recipient to receive cash in full or partial settlement of a stock appreciation right. In addition, the board or the appointed committee may, at the time a stock appreciation right is granted, impose such conditions on the exercise of the stock appreciation right as may be required to comply with requirements of the Exchange Act.

     Stock Payments. Stock payments are payments in shares of Class A common stock that are made to replace all or any portion of a participant's non-base salary compensation that would otherwise become payable to the participant in cash.

     Dividend Equivalents. Dividend equivalents are payments made to a participant who holds stock options, stock appreciation rights or other award in which the payments are equivalent to the amount of dividends payable to such participant with respect to the shares of common stock underlying such other award. Dividend equivalents may be paid in cash, Class A common stock or another award, and the amount of dividend equivalents paid other than in cash will be determined by the board or the appointed committee by application of such formula as the board or the appointed committee may deem appropriate to translate the cash value of dividends paid to the alternative form of payment of the dividend equivalent.

     Stock Bonuses. Stock bonuses are awards of restricted or unrestricted shares of Class A common stock as bonuses for services rendered or for any other valid consideration on such terms and conditions as the board or the appointed committee may determine.

     Stock Sales. Stock sales are sales of Class A common stock on such terms and conditions as the board or the appointed committee may determine.

     Phantom Stock. Phantom stock grants are grants of cash bonuses measured by the fair market value of a specified number of shares of Class A common stock on a specified date or measured by the excess of such fair market value over a specified minimum, which may, but need not, include dividend equivalents.

     Other Stock-Based Benefits. The board or appointed committee may grant to eligible persons other stock-based benefits not otherwise described above that
(i) by their terms might involve the issuance or sale of Class A common stock or
(ii) involve a benefit that is measured, as a whole or in part, by the value, appreciation, dividend yield or other features attributable to a specified number of shares of Class A common stock.

     In the event of a reorganization not involving a change of control in which holders of shares of Class A common stock are entitled to receive any securities, cash or other consideration for their shares of Class A common stock, each award outstanding under the plan shall become exercisable, in accordance with the plan, for the kind and amount of securities, cash and/or other consideration receivable by a holder of the same number of shares of Class A common stock upon such reorganization. Any adjustments to the consideration will be made in the sole discretion of the board or appointed committee at it deems appropriate to give effect to the reorganization.

     In the event of a reorganization that involves a change of control, as of the effective time of the reorganization, the plan and any then outstanding awards, whether or not vested, shall automatically terminate unless otherwise provided in writing in connection with such reorganization or by the board. If the plan and the awards terminate by reason of a change in control reorganization as described in the preceding sentence, then any recipient holding outstanding awards shall have the right, at such time immediately prior to the consummation of the reorganization as the board shall designate, to exercise the recipient's awards to the full extent not theretofore exercised, including any installments which have not yet become vested.

EMPLOYMENT AGREEMENTS

     Edward G. Atsinger III and Stuart W. Epperson entered into employment agreements with Salem effective as of August 1, 1997, pursuant to which Mr. Atsinger will serve as President and Chief Executive Officer of Salem and Mr. Epperson will serve as chairman of Salem, each with an annual salary of $400,000 and an annual bonus determined at the discretion of the board of directors, for an initial period of three years. Messrs. Atsinger's and Epperson's employment agreements provide that, in the event of a termination of employment by Salem without cause (or a constructive termination by Salem) during the initial term of employment, Salem will pay a severance benefit in the form of salary continuation payments for the longer of six months or the remainder of the initial term, plus accrued bonus through the date of termination. Following the initial term of employment, a termination of employment by Salem without cause (or a constructive termination by Salem) or a failure by Salem to renew the initial or any subsequent term of employment for an additional annual term would entitle Messrs. Atsinger and Epperson to three months of severance plus accrued bonus through the date of termination.

     Additionally, the employment agreements with Messrs. Atsinger and Epperson provide Salem with a right of first refusal on corporate opportunities, which includes acquisitions of radio stations in any market in which Salem is interested, and includes a noncompete provision for a period of two years from the cessation of employment with Salem and a nondisclosure provision which is effective for the term of the employment agreement and indefinitely thereafter.

     Eric H. Halvorson is a party to an employment agreement with Salem pursuant to which he serves as Executive Vice President of Salem at an annual salary of $300,000, with a term of employment through December 2003. If Mr. Halvorson is terminated without cause by Salem, he is entitled to severance payments equal to his salary for the remaining term of his agreement. Mr. Halvorson also entered into a deferred compensation agreement with Salem effective as of November 1991, pursuant to which Mr. Halvorson will receive (i) 50% of the average of his three highest years of compensation, payable for a period of ten consecutive years, if he remains employed by Salem until age 60, or (ii) a discounted amount, based upon the compensation he would have received if he had remained employed until age 60, if his employment terminates for any reason after the term of the employment agreement or before he reaches age 60 by reason of death, disability or termination by Salem without cause.

401(k) PLAN

     Salem adopted a 401(k) savings plan in 1993 for the purpose of providing, at the option of the employee, retirement benefits to full-time employees of Salem and its subsidiaries. Contributions to the 401(k) savings plan are made by the employee and, on a voluntary basis, by the company. The company currently matches 25% of the employee's contributions to the 401(k) savings plan which do not exceed 6% of the employee's annual compensation. Salem made a contribution of $87,000 to the 401(k) savings plan during 1998.

                        TRANSACTIONS INVOLVING OFFICERS,
                      DIRECTORS AND PRINCIPAL STOCKHOLDERS

LOAN TRANSACTIONS

     In December 1997, Salem borrowed $2.0 million from Mr. Atsinger pursuant to a promissory note with a revolving principal amount of up to $2.5 million. The outstanding balance on the note as of December 31, 1998 was $1.8 million and the note was repaid in full and cancelled in April 1999. The note bore interest at a floating rate that was last set at 8%.

     In January 1998, Salem borrowed $1.5 million from Mr. Epperson pursuant to a promissory note with a revolving principal amount of up to $2.5 million. In May 1998, Salem repaid $1.5 million and there was no outstanding balance on the note as of December 31, 1998. The note was cancelled in April 1999. The note bore interest at floating rate that was last set at 8%.

     In 1997, Salem purchased split-dollar life insurance policies for Messrs. Atsinger and Epperson. Mr. Epperson selected a one-year policy in the amount of $20 million while Mr. Atsinger selected a one-year policy in the amount of $40 million, resulting in a premium difference of $94,000 between the two policies, which difference was paid to Mr. Epperson in cash in the form of an interest-free loan. The loan will be called upon payment by Mr. Atsinger of $94,000 to Salem. In 1998, Salem purchased one-year split-dollar life insurance policies in the amount of $20 million for each of Messrs. Atsinger and Epperson.

LEASES WITH PRINCIPAL STOCKHOLDERS

     Salem leases the studios and tower and antenna sites described in the table below from Messrs. Atsinger and Epperson or trusts and partnerships created for the benefit of Messrs. Atsinger and Epperson and their families. All such leases have cost of living adjustments. Based upon management's assessment and analysis of local market conditions for comparable properties, we believe that such leases do not have terms that vary materially from those that would have been available from unaffiliated parties.

                               STATION CALL                            CURRENT      EXPIRATION
           MARKET                LETTERS       FACILITIES LEASED    ANNUAL RENTAL    DATE(1)
           ------              ------------  ---------------------  -------------   ----------
LEASES WITH BOTH MESSRS. ATSINGER
AND EPPERSON:
Los Angeles, CA..............  KKLA-AM       Antenna/Tower/Studios   $   46,260        2002
                               KLTX-AM       Antenna/Tower              140,172        2002
Chicago, IL..................  WYLL-FM       Antenna/Tower               42,048        2002
San Francisco, CA............  KFAX-AM       Antenna/Tower              145,680        2003
Philadelphia, PA.............  WFIL-AM/      Antenna/Tower/Studios      112,044        2004
                               WZZD-AM
Houston-Galveston, TX........  KKHT-FM       Antenna/Tower              150,000        2008
                               KENR-AM       Antenna/Tower               32,184        2005
                               KTEK-AM       Antenna/Tower               16,800        2009
Seattle-Tacoma, WA...........  KGNW-AM       Antenna/Tower               36,444        2002
                               KLFE-AM       Antenna/Tower               26,484        2004
                               KKOL-AM       Antenna/Tower               36,000        2007
Minneapolis-St. Paul, MN.....  KKMS-AM       Antenna/Tower/Studios      135,120        2006
Pittsburgh, PA...............  WORD-FM       Antenna/Tower               27,156        2003
Denver-Boulder, CO...........  KNUS-AM       Antenna/Tower               18,816        2006
Cleveland, OH................  WHK-AM        Antenna/Tower               34,080        2008
Portland, OR.................  KPDQ-AM/FM    Studios                     61,680        2002
                                             Antenna/Tower               14,016        2002
Cincinnati, OH...............  WTSJ-AM       Antenna/Tower/Studios       24,096        2007
Sacramento, CA...............  KFIA-AM       Antenna/Tower               80,916        2006
San Antonio, TX..............  KSLR-AM       Antenna/Tower               34,730        2007
Akron, OH....................  WHLO-AM       Antenna/Tower               12,162        2007
Canton, OH...................  WHK-FM        Antenna/Tower               12,162        2007
                                                                     ----------
                                                                     $1,239,050
                                                                     ----------
LEASE WITH MR. ATSINGER:
San Diego, CA................  KPRZ-FM       Antenna/Tower               46,812        2002
                                                                     ----------
                                                                     $1,285,862
                                                                     ==========

-------------------------
(1) The expiration date reported for certain facilities represents the expiration date assuming exercise of lease term extensions at Salem's option.

     Rental expense paid by Salem to Messrs. Atsinger and Epperson or trusts or partnerships created for the benefit of their families for 1998 amounted to approximately $1,050,000. Rental expense paid by Salem solely to Mr. Atsinger or trusts created for the benefit of his family for 1998 amounted to approximately $60,000.

KKOL-AM

     Messrs. Atsinger and Epperson own Sonsinger, Inc., which is the licensee of KKOL-AM, Seattle, Washington. Pursuant to a local marketing agreement with Sonsinger entered into on June 13, 1997, Salem programs KKOL-AM and sells all the airtime. We retain all of the revenue (approximately $82,000 for 1998) and incur all of the expenses related to our operation of KKOL-AM and incurred approximately $164,000 in local marketing fees under the agreement in 1998. On April 1, 1999, we exercised our option to acquire KKOL-AM for $1.4 million from Sonsinger. FCC approval of the acquisition is pending.

TOWER CONSTRUCTION CONTRACT

     In August 1997, in order to reduce the indebtedness under our credit facility, we assigned our contract with a tower construction company to build a broadcast tower in Houston to a corporation owned by Messrs. Atsinger and Epperson. Messrs. Atsinger and Epperson reimbursed us for our costs and expenses of $3.7 million on December 31, 1997. The antenna for our station in Houston, KKHT-FM, is located on the tower and we pay rent to Messrs. Atsinger and Epperson at an annual rate of $150,000.

RADIO STATIONS OWNED BY THE EPPERSONS

     Mrs. Epperson has personally acquired four radio stations in the Norfolk-Virginia Beach-Newport News, Virginia market. Additionally, Mr. Epperson has personally acquired certain radio stations in the Greensboro-Winston-Salem, North Carolina market. These Virginia and North Carolina markets are not currently served by Salem's radio stations. Acquisitions in these markets are not part of our current business and acquisition strategies. Under his employment agreement, Mr. Epperson is required to offer Salem a right of first refusal on opportunities related to Salem's business.

TRANSPORTATION SERVICES SUPPLIED BY PRINCIPAL STOCKHOLDER

     From time to time, Salem rents an airplane and a helicopter from Atsinger Aviation LLC, which is owned by Mr. Atsinger. As approved by the independent members of Salem's board of directors, Salem rents these aircraft on an hourly basis at below-market rates and uses them for general corporate needs. In 1998, Salem paid $69,180 to Atsinger Aviation for airplane rental; no amounts were paid for helicopter rental in 1998.

                  SECURITY OWNERSHIP OF SELLING STOCKHOLDERS,
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership of Salem's common stock by (i) 5% stockholders, (ii) each of the directors who beneficially owns shares, (iii) Salem's Chief Executive Officer and each of its four highest paid executive officers who beneficially owns shares and (iv) all directors and officers as a group.

     Individually and through family trusts, Edward G. Atsinger III and Stuart
W. Epperson, our CEO and chairman, are the selling stockholders and have granted
the underwriters an option to acquire up to an additional        shares of Class
A common stock. See "Underwriting."

     The address of the individuals listed below is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

                                                                                     PERCENT OF VOTE OF
                                    CLASS A COMMON STOCK                               ALL CLASSES OF
                           ---------------------------------------                         COMMON
                                                                       CLASS B             STOCK
                              BEFORE                     AFTER          COMMON      --------------------
                             OFFERING      SHARES      OFFERING         STOCK
                           -------------    BEING    -------------   ------------    BEFORE      AFTER
 NAME OF BENEFICIAL OWNER  NUMBER     %    OFFERED   NUMBER     %    NUMBER    %    OFFERING   OFFERING
 ------------------------  -------   ---   -------   -------   ---   ------   ---   --------   ---------
Edward G. Atsinger III(1)             50%                                      50%       50%
Stuart W. Epperson(2)(3)              50%                                      50%       50%
Nancy A. Epperson(2)                  50%                                      50%       50%
All directors and officers
  as a group (12 persons)            100%                                     100%      100%

-------------------------
(1) These shares of Class A and Class B common stock are held by family trusts of which Mr. Atsinger is trustee.

(2) Stuart W. Epperson and Nancy A. Epperson are husband and wife.

(3) Includes       shares of Class A common stock held by a family trust of
    which Mr. Epperson is trustee.

                          DESCRIPTION OF CAPITAL STOCK

     Salem's authorized capital stock consists of 80,000,000 shares of Class A common stock, $.01 par value, 20,000,000 shares of Class B common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. Together, the Class A common stock and the Class B common stock comprise all of the authorized common stock.

COMMON STOCK

     Upon completion of this offering, there will be                shares of
Class A common stock (       shares if the underwriters' over-allotment options
are exercised in full) and                shares of Class B common stock
outstanding. All of the outstanding Class B common stock is beneficially owned by Edward G. Atsinger III, Stuart W. Epperson and Nancy A. Epperson.

     Voting. Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to 10 votes for each share held of record, except that:

     - in the case of a proposed acquisition of a company where any director, officer, holder of 10% or more of any class of common stock or any of their affiliates has an interest in the company, the assets to be acquired or in the proceeds from the transaction, holders of both classes of common stock are entitled to one vote for each share held of record; and

     - in the case of a proposed going private transaction involving Salem or Edward G. Atsinger III, Stuart W. Epperson or Nancy A. Epperson or any of their affiliates, holders of both classes of common stock are entitled to one vote for each share held of record.

     The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors by proxy, except as required by law and except as follows. Beginning with Salem's first annual meeting following the offering, the holders of Class A common stock will vote as a separate class for two independent directors, in addition to voting together with holders of Class B common stock for the remaining directors. Shares of common stock do not have cumulative voting rights with respect to the election of directors.

     For purposes of the election of independent directors by the holders of Class A common stock, an independent director is a person who is not an officer, employee, affiliate, agent, principal stockholder, consultant, or partner of Salem or its subsidiaries, and who does not otherwise have a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Prior to the first annual meeting following this offering, these directors will be appointed by the board of directors.

     As a result of this offering, excluding any over-allotment shares, the percentage of the voting power of the outstanding common stock controlled by
Messrs. Atsinger and Epperson and Mrs. Epperson will decline from 100% to   %
( % if the underwriters' over-allotment options are exercised in full); but they will continue to control all actions to be taken by the stockholders, including the election of all directors to the board of directors other than the two independent directors to be elected by the holders of Class A common stock. See "Security Ownership of Selling Stockholders, Beneficial Owners and

Management" and "Risk Factors -- Existing Stockholders Have the Ability to Control Matters on Which Salem's Existing Stockholders May Vote."

     Dividends. Holders of the common stock are entitled to receive, as when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from Salem's assets or fund legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, including distributions upon liquidation of Salem and consideration to be received upon a merger or consolidation of Salem or a sale of all or substantially all of the Salem's assets, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined.

     Conversion. The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Shares of Class B common stock may not be transferred to third parties. Except for transfers to certain family members and for estate planning purposes, any such attempt to transfer Class B common stock will result in the automatic conversion of such shares into Class A common shares. All conversions of Class B common stock are subject to any necessary FCC approval.

     Liquidation. Upon liquidation, dissolution or winding up of Salem, the holders of the common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and holders of the preferred stock of Salem, if any.

     The Class A common stock will be listed, subject to notification, on The New York Stock Exchange under the symbol "SLC."

PREFERRED STOCK

     The board of directors, without further action by the stockholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. No shares of preferred stock are outstanding and the board of directors currently has no plans to issue a new series of preferred stock. The board of directors may, without stockholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effects of making it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock and of decreasing the amount of earnings or assets available for distribution to the holders of common stock.

CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     Advance Notice. Salem's bylaws provide that advance notice of all director nominations or other business matters proposed to be brought before an annual meeting of stockholders be delivered to our secretary at our corporate office not later than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. This provision may make it more difficult for stockholders to nominate or elect directors or take action opposed by the board.

     Special Meetings. Our bylaws provide that special meetings of the stockholders may be called only by the board of directors, the chairman of the board of directors or the president. This provision may make it more difficult for stockholders to take action opposed by the board.

     No Stockholder Action by Written Consent. Our certificate of incorporation provides that stockholders can take action only at an annual or special meeting of stockholders duly called in accordance with Salem's bylaws. Accordingly, stockholders of Salem will not be able to take action by written consent in lieu of a meeting. This provision may have the effect of deterring hostile takeovers or delaying changes in control or management of Salem.

     Indemnification of Directors and Officers. Salem's certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by law for expenses, attorney's fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in Salem's right by reason of the fact that such person is or was serving as a director or officer at Salem's request, as a director, officer, partner, venturer, proprietor, employee, agent, or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Salem's certificate of incorporation and bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     Salem's bylaws authorize it to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.

CERTAIN PROVISIONS OF DELAWARE LAW

     Salem is a Delaware corporation and is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction by which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior did own, 15% or more of Salem's voting stock.

FOREIGN OWNERSHIP RESTRICTIONS

     Salem's certificate of incorporation includes provisions designed to ensure that control and management of Salem remains with citizens of the United States and/or corporations formed under the laws of the United States or any of the states of the United States, as required by the Communications Act.

     These provisions include restrictions on transfers to and holdings of Salem's capital stock by an "Alien." For the purposes of these restrictions, an Alien is (i) a person who is a citizen of a country other than the United States; (ii) any entity organized under the laws of a government other than the government of the United States or any state, territory, or possession of the United States; (iii) a government other than the government of the United States or of any state, territory, or possession of the United States; or (iv) a representative of, or an individual or entity controlled by, any of the foregoing.

     Specifically, Salem's foreign ownership restrictions provide:

     - Salem shall not issue to an Alien any shares of its capital stock if such issuance would result in the total number of shares of such capital stock held or voted by Aliens (or for or by the account of Aliens) to exceed 25% of (A) the total number of all shares of such capital stock outstanding at any time and from time to time or (B) the total voting power of all shares of such capital stock outstanding and entitled to vote at any time and from time to time. Salem shall not permit the transfer on its books of any capital stock to any Alien that would result in the total number of shares of such capital stock held or voted by Aliens (or for or by the account of Aliens) exceeding such 25% limits.

     - No Alien or Aliens, individually or collectively, shall be entitled to vote or direct or control the vote of more than 25% of (i) the total number of all shares of capital stock of Salem outstanding at any time and from time to time or (ii) the total voting power of all shares of capital stock of Salem outstanding and entitled to vote at any time and from time to time. Issuance or transfer of Salem's capital stock in violation of this provision is prohibited.

     Salem's board of directors shall have all powers necessary to implement these provisions of Salem's certificate of incorporation and to ensure compliance with the alien ownership restrictions (the "Alien Ownership Restrictions") of the Communications Act, including, without limitation, the power to prohibit the transfer of any shares of capital stock of Salem to any Alien and to take or cause to be taken such action as it deems appropriate to implement such prohibition, including placing a legend regarding restrictions on foreign ownership of the capital stock on certificates representing such capital stock.

     In addition, any shares of Salem's capital stock determined by the board of directors to be owned beneficially by an Alien or Aliens shall always be subject to redemption by Salem by action of the board of directors or any other applicable provision of law, to the extent necessary, in the judgment of the board of directors, to comply with the Alien Ownership Restrictions. The terms and conditions of such redemption are as follows:

     - the redemption price shall be equal to the lower of (i) the fair market value of the shares to be redeemed, as determined by the board of directors in good faith, and (ii) such Alien's purchase price for such shares;

     - the redemption price may be paid in cash, securities or any combination thereof;

     - if less than all the shares held by Aliens are to be redeemed, the shares to be redeemed shall be selected in any manner determined by the board of directors to be fair and equitable;

     - at least 10 days' prior written notice of the redemption date shall be given to the holders of record of the shares selected to be redeemed (unless waived in writing by any such holder), provided that the redemption date may be the date on which written notice shall be given to holders if the cash or securities necessary to effect the redemption shall have been deposited in trust for the benefit of such holders and subject to immediate withdrawal by them upon surrender of the stock certificates for their shares to be redeemed duly endorsed in blank or accompanied by duly executed proper instruments of transfer;

     - from and after the redemption date, the shares to be redeemed shall cease to be regarded as outstanding and any and all rights of the holders in respect of the shares to be redeemed or attaching to such shares of whatever nature (including without limitation any rights to vote or participate in dividends declared on capital stock of the same class or series as such shares) shall cease and terminate, and the holders thereof thereafter shall be entitled only to receive the cash or securities payable upon redemption; and

     - such other terms and conditions as the board of directors shall determine.

LIMITATION OF LIABILITY

     Salem's certificate of incorporation provides that none of the directors shall be personally liable to Salem or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

     - for any breach of such person a duty of loyalty;

     - for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - for the payment of unlawful dividends and certain other actions prohibited by Delaware corporate law; and

     - for any transaction resulting in receipt by such person of an improper personal benefit.

TRANSFER AGENT

     The transfer agent and registrar for the Class A common stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

SHARES OUTSTANDING AND FREELY TRADEABLE AFTER OFFERING

     Upon completion of this offering, Salem will have approximately   shares of
Class A common stock and   shares of Class B common stock outstanding (assuming
that the underwriters do not exercise their over-allotment options). Shares of Class B common stock are convertible at the option of the holder into an equal
number of Class A common stock. The   shares of Class A common stock to be sold
by Salem in this offering and all shares sold by the selling stockholders will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of Salem, as such term is defined under Rule 144 of the Securities Act. Shares of Class A and Class B common stock held by affiliates of Salem may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. Salem's directors, executive officers and its existing stockholders have agreed not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this prospectus without the prior written consent of BT Alex. Brown Incorporated and ING Baring Furman Selz LLC. See "Underwriting." Upon the expiration of this 180 day lock-up period, substantially all of these shares will become eligible for sale subject to the restrictions of Rule 144.

RULE 144

     In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year, including an affiliate of Salem, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about Salem are satisfied. A holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for a least two years would be entitled to sell shares under Rule 144(k) without regard to these limitations. Affiliates of Salem must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

EFFECT OF SUBSTANTIAL SALES ON MARKET PRICE OF COMMON STOCK

     Salem is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that such sales will have on the market price of the Class A common stock prevailing from time to time. Sales of substantial amounts of Class A common stock, or the prospect of such sales, could adversely affect the market price of the Class A common stock.

                  CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
                    NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-U.S. Holder of Class A common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, Salem ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

     Under United States Treasury Regulations issued on October 6, 1997, which are applicable to dividends paid after December 31, 1999 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder will generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 stating that the dividends are so connected is filed with Salem. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" that is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments. Under the New Regulations, Form W-8 will replace Form 4224.

     Generally, Salem must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information.

     Under current United States federal income tax law, backup withholding imposed at a rate of 31% generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. Person). Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Class A common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Class A common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to a tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) Salem is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. Salem is not, and does not anticipate becoming, a U.S. real property holding corporation.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF CLASS A COMMON STOCK

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Class A common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iv) in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, unless such broker has documentary evidence in its files of the holder's non-U.S. status and has no actual knowledge to the contrary or unless the holder establishes an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Class A common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     We intend to offer our Class A common stock in the United States and Canada through a number of U.S. underwriters and elsewhere through international managers. BT Alex. Brown Incorporated, ING Baring Furman Selz LLC and Salomon Smith Barney Inc. are acting as U.S. representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among Salem, the selling stockholders and the U.S.
underwriters, and concurrently with the sale of          shares of Class A
common stock to the international managers, we and the selling stockholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from Salem and the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

                                                               NUMBER
                      U.S. UNDERWRITER                        OF SHARES
                      ----------------                        ---------
BT Alex. Brown Incorporated.................................
ING Baring Furman Selz LLC..................................
Salomon Smith Barney Inc....................................
                                                               -------
        Total...............................................
                                                               =======

     We and the selling stockholders have also entered into an international purchase agreement with certain international managers outside the United States and Canada for whom BT Alex. Brown International, ING Barings Limited as agent for ING Bank N.V., London Branch, and Salomon Brothers International Limited are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of shares of Class A common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, we and the selling stockholders have agreed to sell to the international managers, and the international managers severally have agreed to purchase from us and the selling stockholders, an aggregate of shares of Class A common stock. The initial public offering price per share of Class A common stock and the total underwriting discount per share are identical under the U.S. purchase agreement and the international purchase agreement.

     In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of Class A common stock being sold under the terms of each such agreement if any of the shares of Class A common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of Class A common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

     We and the selling stockholders have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including certain liabilities under the

Securities Act, or to contribute to payments the U.S. underwriters and international managers may be required to make in respect of those liabilities.

     The shares of Class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling stockholders that the U.S. underwriters propose initially to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not
in excess of $     per share of Class A common stock. The U.S. underwriters may
allow, and such dealers may reallow, a discount not in excess of $     per share
of Class A common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the U.S. underwriters and the international managers and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.

                                      PER SHARE   WITHOUT OPTION   WITH OPTION
                                      ---------   --------------   -----------
Public offering price...............   $              $              $
Underwriting discount...............   $              $              $
Proceeds, before expenses, to
  Salem.............................   $              $              $
Proceeds, before expenses, to the
  selling stockholders..............   $              $              $

     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $          and are payable by us.

INTERSYNDICATE AGREEMENT

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our Class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our Class A common stock will not offer to sell or sell shares of our Class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of Class A common stock will not offer to sell or sell shares of Class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

OVER-ALLOTMENT OPTIONS

     The selling stockholders have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an
aggregate of                additional shares of our Class A common stock at the
public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our Class A common stock offered hereby. To the extent that the U.S. underwriters exercise this option, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our Class A common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table.

     The selling stockholders also have granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase
up to an aggregate of                additional shares of Class A common stock
to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

LOCK-UP

     We and our executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, without the prior written consent of BT Alex. Brown Incorporated and ING Baring Furman Selz LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act with respect to any shares of our common stock or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

NEW YORK STOCK EXCHANGE LISTING

     We expect our Class A common stock to be approved for listing on The New York Stock Exchange under the symbol "SLC." In order to meet the requirement for listing of our Class A common stock on that exchange, the U.S. underwriters and the international managers have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the U.S. representatives and the lead managers. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the U.S. representatives and the lead managers believe to be comparable to us, certain of our financial information, our history, our prospects, the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenue, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our Class A common stock or that our Class A common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters do not expect sales of the our Class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares offered in this offering.

PRICE STABILIZATION, SHORT POSITIONS AND PENALTY BIDS

     Until the distribution of our Class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our Class A common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock.

     If the underwriters create a short position in our Class A common stock in connection with the offering, that is, if they sell more shares of our Class A common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our Class A common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of our Class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of our Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our Class A common stock to the extent that it discourages resales of our Class A common stock.

     Neither Salem nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither Salem nor any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     ING Baring Furman Selz LLC and Salomon Smith Barney Inc. have engaged in investment banking transactions with Salem for which they have received customary compensation, and may do so in the future.

                                 LEGAL MATTERS

     The validity of our Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Orange County, California. Debevoise & Plimpton, New York, New York has acted as counsel to the underwriters in connection with certain legal matters related to this offering.

                                    EXPERTS

     The consolidated financial statements of Salem at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included in this prospectus, and are included in reliance upon their report given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Commission, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the Class A common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement and the exhibits and schedules included in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to Salem and our Class A common stock offered hereby, reference is made to the registration statement, including the exhibits and the financial statements, notes and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document referred to in the prospectus or registration statement are not necessarily complete. In each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, and file reports, and other information with the Securities and Exchange Commission. Such reports and other information, as well as the registration statement, exhibits and schedules, may be inspected, without charge, or copied, at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D. C. 20549, as well as at the following regional offices:
Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998..........................  F-4
Consolidated Statements of Stockholders' Equity for the
  years ended December 31, 1996, 1997 and 1998..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Salem Communications Corporation

     We have audited the accompanying consolidated balance sheets of Salem Communications Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Salem Communications Corporation at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Woodland Hills, California
March 24, 1999, except for
Note 10, as to which
the date is March 31, 1999

                        SALEM COMMUNICATIONS CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31
                                                              --------------------
                                                                1997        1998
                                                              --------    --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $  1,645    $  1,917
  Accounts receivable (less allowance for doubtful accounts
     of $1,249 in 1997 and $862 in 1998)....................    12,227      14,289
  Other receivables.........................................        81          67
  Prepaid expenses..........................................       640         658
  Prepaid income taxes......................................        48          --
  Deferred income taxes.....................................     2,254       2,443
                                                              --------    --------
Total current assets........................................    16,895      19,374
Property, plant and equipment, net..........................    36,638      40,749
Intangible assets:
  Broadcast licenses........................................   138,837     167,870
  Noncompetition agreements.................................    14,593      14,593
  Customer lists and contracts..............................     4,094       4,094
  Favorable and assigned leases.............................     1,800       1,800
  Goodwill..................................................     5,999       6,689
  Other intangible assets...................................       972       2,567
                                                              --------    --------
                                                               166,295     197,613
  Less accumulated amortization.............................    46,212      55,837
                                                              --------    --------
Intangible assets, net......................................   120,083     141,776
Notes receivable from shareholders..........................        94          94
Bond issue costs............................................     4,907       4,657
Other assets................................................     6,196       1,100
                                                              --------    --------
Total assets................................................  $184,813    $207,750
                                                              ========    ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,050    $  1,676
  Accrued expenses..........................................       476         489
  Accrued compensation and related..........................     1,381       1,613
  Accrued interest..........................................     3,804       3,968
  Income taxes..............................................       341          89
                                                              --------    --------
Total current liabilities...................................     7,052       7,835
Long-term debt..............................................   154,500     178,610
Deferred income taxes.......................................    12,122      11,581
Other liabilities...........................................       457         623
Stockholders' equity:
  Class A common stock, $.01 par value; authorized
     80,000,000 shares; issued and outstanding 163,344
     shares.................................................         2           2
  Class B common stock, $.01 par value; authorized
     20,000,000 shares; issued and outstanding 81,672
     shares.................................................         1           1
  Additional paid-in capital................................     5,829       5,829
  Retained earnings.........................................     4,850       3,269
                                                              --------    --------
Total stockholders' equity..................................    10,682       9,101
                                                              --------    --------
Total liabilities and stockholders' equity..................  $184,813    $207,750
                                                              ========    ========

See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1996        1997        1998
                                                              --------    --------    --------
Gross broadcasting revenue..................................  $ 65,141    $ 74,830    $ 85,411
Less agency commissions.....................................     6,131       6,918       7,520
                                                              --------    --------    --------
Net broadcasting revenue....................................    59,010      67,912      77,891
Operating expenses:
  Station and network operating expenses....................    33,463      39,626      42,526
  Corporate expenses (including $800 in stockholder salaries in 1996 and 1997 and $1,338 in stockholder salaries and
     bonuses in 1998).......................................     4,663       6,210       7,395
  Tax reimbursements to S corporation shareholders..........     2,038       1,780          --
  Depreciation and amortization.............................     8,394      12,803      14,058
                                                              --------    --------    --------
  Operating expenses........................................    48,558      60,419      63,979
                                                              --------    --------    --------
Operating income............................................    10,452       7,493      13,912
Other income (expense):
  Interest income...........................................       523         230         291
  Gain (loss) on disposal of assets.........................    16,064       4,285         236
  Interest expense..........................................    (7,361)    (12,706)    (15,941)
  Other expense.............................................      (270)       (389)       (422)
                                                              --------    --------    --------
Income (loss) before income taxes and extraordinary item....    19,408      (1,087)     (1,924)
Provision (benefit) for income taxes........................     6,655         106        (343)
                                                              --------    --------    --------
Income (loss) before extraordinary item.....................    12,753      (1,193)     (1,581)
Extraordinary loss on early extinguishment of debt (net of
  income tax benefit of $659 in 1997).......................        --      (1,185)         --
                                                              --------    --------    --------
Net income (loss)...........................................  $ 12,753    $ (2,378)   $ (1,581)
                                                              ========    ========    ========
Basic and diluted income (loss) per share before
  extraordinary item........................................  $  52.05    $  (4.87)   $  (6.45)
Extraordinary loss..........................................        --       (4.84)         --
                                                              --------    --------    --------
Basic and diluted net income (loss) per share...............  $  52.05    $  (9.71)   $  (6.45)
                                                              --------    --------    --------
Basic and diluted weighted average shares outstanding.......   245,016     245,016     245,016
                                                              ========    ========    ========
Pro forma information (unaudited):
Income (loss) before income taxes and extraordinary item as
  reported above............................................  $ 19,408    $ (1,087)   $ (1,924)
Add back tax reimbursements to S Corporation shareholders...     2,038       1,780          --
                                                              --------    --------    --------
Pro forma income (loss) before income taxes and
  extraordinary item........................................    21,446         693      (1,924)
Pro forma provision (benefit) for income taxes..............     8,608         278        (343)
                                                              --------    --------    --------
Pro forma income (loss) before extraordinary item...........    12,838         415      (1,581)
Extraordinary loss..........................................        --      (1,185)         --
                                                              --------    --------    --------
Pro forma net income (loss).................................  $ 12,838    $   (770)   $ (1,581)
                                                              ========    ========    ========
Pro forma basic and diluted income (loss) per share before
  extraordinary item........................................  $  52.40    $   1.70    $  (6.45)
Extraordinary loss..........................................        --       (4.84)         --
                                                              --------    --------    --------
Pro forma basic and diluted net income (loss) per share.....  $  52.40    $  (3.14)   $  (6.45)
                                                              ========    ========    ========
Basic and diluted weighted average shares outstanding.......   245,016     245,016     245,016
                                                              ========    ========    ========

See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                    CLASS A          CLASS B
                                 COMMON STOCK      COMMON STOCK
                                ---------------   --------------     ADDITIONAL      RETAINED
                                SHARES   AMOUNT   SHARES  AMOUNT   PAID-IN-CAPITAL   EARNINGS    TOTAL
                                -------  ------   ------  ------   ---------------   --------   -------
Stockholders' equity,
  January 1, 1996.............  163,344   $ 2     81,672   $ 1         $5,829        $ 7,450    $13,282
Net income....................       --    --         --    --             --         12,753     12,753
Stockholder distributions.....       --    --         --    --             --         (5,501)    (5,501)
                                -------   ---     ------   ---         ------        -------    -------
Stockholders' equity,
  December 31, 1996...........  163,344     2     81,672     1          5,829         14,702     20,534
Net loss......................       --    --         --    --             --         (2,378)    (2,378)
Stockholder distributions.....       --    --         --    --             --         (7,474)    (7,474)
                                -------   ---     ------   ---         ------        -------    -------
Stockholders' equity,
  December 31, 1997...........  163,344     2     81,672     1          5,829          4,850     10,682
Net loss......................       --    --         --    --             --         (1,581)    (1,581)
                                -------   ---     ------   ---         ------        -------    -------
Stockholders' equity,
  December 31, 1998...........  163,344   $ 2     81,672   $ 1         $5,829        $ 3,269    $ 9,101
                                =======   ===     ======   ===         ======        =======    =======

See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1996        1997         1998
                                                            --------    ---------    --------
OPERATING ACTIVITIES
Net income (loss).........................................  $ 12,753    $  (2,378)   $ (1,581)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization...........................     8,394       12,803      14,058
  Amortization of bank loan fees..........................       109          175          42
  Amortization of bond issue costs........................        --          126         531
  Deferred income taxes...................................     6,133       (1,022)       (730)
  (Gain) on sale of assets................................   (16,064)      (4,285)       (236)
  Loss on early extinguishment of debt....................        --        1,844          --
  Changes in operating assets and liabilities:
    Accounts receivable...................................    (1,370)      (1,572)     (2,048)
    Prepaid expenses and other current assets.............      (111)        (473)        (18)
    Accounts payable and accrued expenses.................       258        1,844       1,035
    Other liabilities.....................................       270           78         166
    Income taxes..........................................       123          174        (204)
                                                            --------    ---------    --------
Net cash provided by operating activities.................    10,495        7,314      11,015
INVESTING ACTIVITIES
  Capital expenditures....................................    (6,982)      (7,521)     (7,360)
  Purchases of radio stations.............................   (21,160)     (19,436)    (33,682)
  Deposits on radio station acquisitions..................    (6,314)      (4,907)      4,907
  Proceeds from disposal of property, plant and equipment
    and intangible assets.................................    15,867        5,120       4,226
  Other assets............................................      (334)         418         147
                                                            --------    ---------    --------
Net cash used in investing activities.....................   (18,923)     (26,326)    (31,762)
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt and note
    payable to stockholder................................    23,800      222,710      40,500
  Payments of long-term debt and note payable to
    stockholder...........................................   (15,430)    (190,100)    (19,000)
  Payments of bank loan fees..............................        --       (1,025)         --
  Payments of costs related to debt refinancing...........        --         (417)         --
  Payments of bond issue costs............................        --       (5,033)       (281)
  Repayments (additions) of stockholder notes and
    repayment of accrued interest receivable--net.........     4,614          (66)       (200)
  Proceeds from stockholder notes payable.................     1,900          100          --
  Distributions to stockholders...........................    (5,501)      (7,474)         --
                                                            --------    ---------    --------
Net cash provided by financing activities.................     9,383       18,695      21,019
                                                            --------    ---------    --------
Net (decrease) increase in cash and cash equivalents......       955         (317)        272
  Cash and cash equivalents at beginning of year..........     1,007        1,962       1,645
                                                            --------    ---------    --------
Cash and cash equivalents at end of year..................  $  1,962    $   1,645    $  1,917
                                                            ========    =========    ========
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest..............................................  $  6,158    $   9,523    $ 14,965
    Income taxes..........................................       400          295         591
Noncash transactions:
  Acquisition of radio station (KWRD-FM in 1996, KIEV-AM
    in 1998)
    Fair market value of assets acquired..................  $ 40,100    $      --    $ 33,210
    Debt to seller........................................   (30,500)          --      (2,810)
    Fair market value of assets exchanged.................    (8,000)          --          --
                                                            --------    ---------    --------
Cash paid (reflected in deposits on radio station
  acquisitions)...........................................  $  1,600    $      --    $ 30,400
                                                            ========    =========    ========

See accompanying notes.

                        SALEM COMMUNICATIONS CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Reorganization

     The accompanying consolidated financial statements of Salem Communications Corporation (Salem or the Company) include the Company and its wholly-owned subsidiaries. Prior to the reorganization described below (the Reorganization) the financial statements had been presented on a combined basis and included Salem, New Inspiration Broadcasting Company, Inc. (New Inspiration), Golden Gate Broadcasting Company, Inc. (Golden Gate) and Beltway Media Partners (Beltway), since all of these entities were under common control. New Inspiration and Golden Gate were S corporations for income tax purposes. Salem, New Inspiration and Golden Gate were the partners of Beltway. The combined financial statements were entitled Salem Broadcasting Entities. Pursuant to the Reorganization the financial statements have been renamed and the disclosure of common stock information has been retroactively restated for all periods presented as if the Reorganization had been completed as of the beginning of the earliest period presented. All significant intercompany balances and transactions have been eliminated.

     The Company is a holding company with substantially no assets, operations or cash flows other than its investments in subsidiaries. All of the Company's subsidiaries are Guarantors of the 9 1/2% Senior Subordinated Notes due 2007 (the Notes) discussed in Note 4. The Guarantors (i) are wholly owned subsidiaries of the Company, (ii) comprise all the Company's direct and indirect subsidiaries and (iii) have fully and unconditionally guaranteed on a joint and several basis, the Notes. The Company has not presented separate financial statements and other disclosures concerning the Guarantors because management has determined that such information is not material to investors.

     In August 1997, the Company, New Inspiration and Golden Gate effected the Reorganization pursuant to which New Inspiration and Golden Gate became wholly-owned subsidiaries of the Company, with Beltway remaining a partnership. The Company accounted for the Reorganization as a combination of entities under common control, which is a method similar to a pooling of interests. In October 1998, the Company, New Inspiration and Golden Gate contributed their partnership interests in Beltway to Salem Media of Virginia, Inc. (SMV), thereby dissolving Beltway. SMV is an indirectly wholly-owned subsidiary of the Company.

     The S Corporation status of New Inspiration and Golden Gate was terminated in the Reorganization. Prior to the Reorganization, New Inspiration and Golden Gate distributed cash and promissory notes to their respective shareholders in the aggregate amount of $8.5 million. Of such amount, $1.8 million, equal to the estimated federal and state income tax liability of the S corporation shareholders on the earnings of New Inspiration and Golden Gate, was paid by New Inspiration and Golden Gate in cash. The balance, $6.7 million representing the balance of the net income of New Inspiration and Golden Gate that had previously been taxed, but not distributed to the shareholders, was paid in the form of promissory notes. In September 1997, the Company financed the repayment of these promissory notes by an additional borrowing.

                        SALEM COMMUNICATIONS CORPORATION

Description of Business

     Salem is a domestic U.S. radio broadcast company which focuses on talk and music programming targeted at audiences interested in religious and family issues. Salem operated 45 and 43 radio stations across the United States at December 31, 1998 and 1997, respectively. The Company also owns and operates Salem Radio Network (SRN), SRN News Network (SNN), Salem Music Network (SMN) and Salem Radio Representatives (SRR). SRN, SNN and SMN are radio networks which produce and distribute talk, news and music programming to Salem's radio stations and other independent radio station affiliates. SRR sells commercial air time to national advertisers for Salem's radio stations and networks, and for independent radio station affiliates.

     The significant accounting policies of Salem are summarized below and conform with generally accepted accounting principles and reflect practices appropriate to the radio broadcasting industry.

Segments

     The Company operates in one reportable segment.

Revenue Recognition

     Revenue from radio programs and commercial advertising is recognized when broadcast. Salem's customers principally include not-for-profit charitable organizations and commercial advertisers.

     Advertising by the radio stations exchanged for goods and services is recorded as the advertising is broadcast and is valued at the fair market value of goods or services received or to be received. The value of the goods and services received in such barter transactions is charged to expense when used. Barter revenue for the years ended December 31, 1996, 1997 and 1998, was approximately $1,498,000, $1,743,000 and $2,510,000, respectively. Barter expenses were approximately the same.

Cash Equivalents

     Salem considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. The recorded amount for cash and cash equivalents approximates the fair market value.

Property, Plant and Equipment

     Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings.........................................      40 years
Office furnishings and equipment..................  5 - 10 years
Antennae, towers and transmitting equipment.......      20 years
Studio and production equipment...................      10 years
Record and tape libraries.........................      20 years
Automobiles.......................................       5 years
Leasehold improvements............................      15 years

                        SALEM COMMUNICATIONS CORPORATION

     The carrying value of property, plant and equipment is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying value of these assets an adjustment to reduce the carrying value (if necessary) to the fair market value of the assets is recorded. No adjustments to the carrying amounts of property, plant and equipment have been made during the years ended December 31, 1996, 1997 and 1998.

Intangible Assets

     Intangible assets acquired in conjunction with the acquisition of various radio stations are being amortized over the following estimated useful lives using the straight-line method:

Broadcast licenses............................      10 - 25 years
Noncompetition agreements.....................        3 - 5 years
Customer lists and contracts..................           10 years
Favorable and assigned leases.................  Life of the lease
Goodwill......................................      15 - 40 years
Other.........................................       5 - 10 years

     The carrying value of intangibles is evaluated periodically in relation to the operating performance and anticipated future cash flows of the underlying radio stations and businesses for indicators of impairment. When indicators of impairment are present and the undiscounted cash flows estimated to be generated from these assets are less than the carrying amounts of these assets, an adjustment to reduce the carrying value (if necessary) to the fair market value of these assets is recorded. No adjustments to the carrying amounts of intangible assets have been made during the year ended December 31, 1996, 1997 and 1998.

Bond Issue Costs

     Bond issue costs are being amortized over the term of the Notes as an adjustment to interest expense.

Tax Reimbursements to S Corporation Shareholders

     "Tax reimbursements to S Corporation shareholders" represents additional salary payments made in the amount necessary to satisfy individual federal and state income tax liabilities of the S Corporation shareholders on the earnings of New Inspiration and Golden Gate prior to the Reorganization.

Income Taxes

     The Company accounts for income taxes in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 prescribes the liability method of

                        SALEM COMMUNICATIONS CORPORATION
providing for deferred income taxes. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

     Federal and state income taxes (except for 1.5% state franchise tax) have not been provided through August 12, 1997 for New Inspiration and Golden Gate because they were S Corporations and income tax attributes of these S Corporations were passed through to their shareholders.

Basic and Diluted Net Income (Loss) Per Share

     Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common stock shares outstanding. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common stock shares and common stock share equivalents outstanding. There were no common stock share equivalents outstanding in any of the periods presented and, as such, basic and diluted net income (loss) per share are the same.

     The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

                                                         YEAR ENDED DECEMBER 31
                                                    ---------------------------------
                                                      1996        1997        1998
                                                    ---------   ---------   ---------
                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Numerator:
  Net income (loss)...............................  $ 12,753    $ (2,378)   $ (1,581)
Denominator:
  Weighted average shares.........................   245,016     245,016     245,016
                                                    --------    --------    --------
Basic and diluted net income (loss) per share.....  $  52.05    $  (9.71)   $  (6.45)
                                                    ========    ========    ========

Concentrations of Business and Credit Risks

     The majority of the Company's operations are conducted in several locations across the country. The Company's credit risk is spread across a large number of customers, none of which accounted for a significant volume of revenue or outstanding receivables. The Company does not normally require collateral on credit sales; however, credit histories are reviewed before extending substantial credit to any customer. The Company establishes an allowance for doubtful accounts based on customers' payment history and perceived credit risks. Bad debts have been within management's expectations.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        SALEM COMMUNICATIONS CORPORATION

Reclassifications

     Certain reclassifications were made to the prior year financial statements to conform to the current year presentation.

2. ACQUISITIONS AND DISPOSITIONS OF ASSETS

     Pro forma information to present operating results as if the acquisitions discussed below had occurred at the beginning of the year acquired is not presented because the Company, generally, changes the programming format of the radio stations such that the source and nature of revenue and operating expenses are significantly different than they were prior to the acquisition and, accordingly, historical and pro forma financial information is not considered meaningful by management. Pro forma and historical financial information of radio stations acquired where the format was not changed is not significant to the consolidated financial position or operating results of the Company.

     During the year ended December 31, 1998, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                            PURCHASE
    ACQUISITION DATE       STATION     MARKET SERVED         PRICE
    ----------------       -------     -------------     --------------
                                                         (IN THOUSANDS)
August 21, 1998..........  KKMO-AM   Tacoma, WA             $   500
August 26, 1998..........  KIEV-AM   Los Angeles, CA         33,210
October 30, 1998.........  KYCR-AM   Golden Valley, MN          500
October 30, 1998.........  KTEK-AM   Alvin, TX                2,061
                                                            -------
                                                            $36,271
                                                            =======

     The aggregate purchase price has been allocated to the assets acquired as follows:

                      ASSET                            AMOUNT
                      -----                        --------------
                                                   (IN THOUSANDS)
Property and equipment...........................     $ 4,507
Broadcast licenses...............................      29,627
Goodwill and other intangibles...................       2,137
                                                      -------
                                                      $36,271
                                                      =======

     In 1998, the Company sold the assets (principally intangibles) of radio stations KTSL-FM (Spokane, WA) for $1.3 million and KAVC-FM (Lancaster, CA) for $1.6 million.

                        SALEM COMMUNICATIONS CORPORATION

     During the year ended December 31, 1997, the Company purchased the assets (principally intangibles) of the following radio stations:

                                                                    PURCHASE
          ACQUISITION DATE            STATION   MARKET SERVED        PRICE
          ----------------            -------   -------------    --------------
                                                                 (IN THOUSANDS)
January 21, 1997....................  WHK-AM    Cleveland, OH       $ 6,220
February 20, 1997...................  WHK-FM    Canton, OH            5,903
February 20, 1997...................  WHLO-AM   Akron, OH             1,995
February 28, 1997...................  WEZE-AM   Boston, MA            7,030
April 2, 1997.......................  KTKZ-AM   Sacramento, CA        1,385
July 18, 1997.......................  WITH-AM   Baltimore, MD         1,114
July 18, 1997.......................  WTSJ-AM   Cincinnati, OH        1,114
October 24, 1997....................  WCCD-AM   Parma, OH               700
                                                                    -------
                                                                    $25,461
                                                                    =======

     The aggregate purchase price has been allocated to the assets acquired as follows:

                      ASSET                            AMOUNT
                      -----                        --------------
                                                   (IN THOUSANDS)
Property and equipment...........................     $ 3,634
Broadcast licenses and other intangibles.........      21,827
                                                      -------
                                                      $25,461
                                                      =======

     In November 1997, the Company sold the assets (principally intangibles) of radio station WPZE-AM (Boston, MA) for $5 million. Proceeds from the sale (included in other assets as a deposit at December 31, 1997) were initially being held by a qualified intermediary under a like-kind exchange agreement to preserve the Company's ability to effect a tax-deferred exchange. The Company did not effect a tax-deferred exchange and received the proceeds from the sale in 1998.

                        SALEM COMMUNICATIONS CORPORATION

     During the year ended December 31, 1996, the Company purchased the assets (principally intangibles) (and in the case of KBIQ-FM, all of the outstanding shares of common stock) of the following radio stations:

                                                                         PURCHASE
 ACQUISITION DATE             STATION              MARKET SERVED          PRICE
 ----------------             -------              -------------      --------------
                                                                      (IN THOUSANDS)
February 1, 1996...  KTSL-FM                    Spokane, WA              $   900
February 1, 1996...  KLTE-FM                    Kirksville, MO               550
February 1, 1996...  KPRZ-FM                    Colorado Springs, CO       1,400
March 1, 1996......  KGFT-FM                    Colorado Springs, CO       3,000
March 15, 1996.....  KNUS-AM                    Denver, CO                 1,100
October 5, 1996....  KPXQ-AM                    Phoenix, AZ                6,500
October 25, 1996...  KBIQ-FM                    Colorado Springs, CO       2,825
December 6, 1996...  KKMS-AM                    Minneapolis, MN            1,894
December 30,
  1996.............  KWRD-FM                    Dallas, TX                40,100
April 3, 1996......  Standard News Network      Washington, D.C               --
August 1, 1996.....  The Word in Music          Colorado Springs, CO         120
August 23, 1996....  Morningstar Radio Network  Nashville, TN              1,232
                                                                         -------
                                                                         $59,621
                                                                         =======

     The aggregate purchase price has been allocated to the assets acquired as follows:

                      ASSET                            AMOUNT
                      -----                        --------------
                                                   (IN THOUSANDS)
Property and equipment...........................     $ 3,767
Broadcast licenses...............................      53,116
Goodwill and other intangibles...................       2,738
                                                      -------
                                                      $59,621
                                                      =======

     In 1996, the Company sold the assets (principally intangibles) of radio stations WTJY-FM (Johnstown, Ohio), for $1.5 million, KLTE-FM (Kirksville, Missouri), for $550,000 and KDBX-FM (Banks, Oregon), for $14 million. In addition, KDFX-AM (Dallas, Texas), was exchanged as part of the purchase price of KWRD-FM. The Company received approximately $8 million of value of KDFX-AM towards the total purchase price of KWRD-FM of $40.1 million, resulting in a gain recognized of approximately $4.0 million.

                        SALEM COMMUNICATIONS CORPORATION

3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31:

                                                        DECEMBER 31
                                                     ------------------
                                                      1997       1998
                                                     -------    -------
                                                       (IN THOUSANDS)
Land...............................................  $   325    $ 1,440
Buildings..........................................    1,477      1,417
Office furnishings and equipment...................    8,902      9,775
Antennae, towers and transmitting equipment........   25,652     25,665
Studio and production equipment....................   14,033     14,817
Record and tape libraries..........................      442        511
Automobiles........................................       68         69
Leasehold improvements.............................    3,684      3,797
Construction-in-progress...........................    4,054      8,767
                                                     -------    -------
                                                      58,637     66,258
Less accumulated depreciation......................   21,999     25,509
                                                     -------    -------
                                                     $36,638    $40,749
                                                     =======    =======

4. LONG-TERM DEBT

     Long-term debt consisted of the following at:

                                                         DECEMBER 31
                                                     -------------------
                                                       1997       1998
                                                     --------   --------
                                                       (IN THOUSANDS)
Revolving line of credit with banks................  $  2,500   $ 24,000
9 1/2% Senior Subordinated Notes due 2007..........   150,000    150,000
Obligation to acquire KIEV-AM property.............        --      2,810
Unsecured note payable to stockholder with interest
  at 9% in 1997 and 8 1/4% in 1998.................     2,000      1,800
                                                     --------   --------
                                                     $154,500   $178,610
                                                     ========   ========

     Since the note payable to stockholder and revolving line of credit carry floating interest rates, the carrying amount approximates their fair market value. The Notes were issued in September 1997 at par. At December 31, 1998, their fair market value was approximately $156.8 million.

Revolving Line of Credit with Banks

     In September 1997, Salem entered into a new credit agreement with five banks (the Credit Agreement) to provide for borrowing capacity of up to $75 million under a revolving line of credit (reduced to $72.3 million as of December 31, 1998). The maximum amount that the Company may borrow under the Credit Agreement is limited by the Company's debt to cash flow ratio, adjusted for recent radio station acquisitions as defined in the Credit Agreement (the Adjusted Debt to Cash Flow Ratio). At December 31, 1998, the maximum Adjusted Debt to Cash Flow Ratio allowed under the Credit Agreement was 6.75 to 1.00. The Company's ability to borrow for the purpose of acquiring a radio station is further limited by the Credit Agreement in that the Company may not borrow for an acquisition if the Adjusted Debt to Cash Flow Ratio is greater than

                        SALEM COMMUNICATIONS CORPORATION

6.00 to 1.00. At December 31, 1998, the Adjusted Debt to Cash Flow Ratio was
5.99 to 1.00, resulting in total borrowing availability (i.e., in addition to amounts already outstanding) of approximately $22.6 million, approximately $483,000 of which can currently be used for radio station acquisitions. The note evidencing the indebtedness bears interest at a fluctuating base rate plus a spread that was determined by Salem's Adjusted Debt to Cash Flow Ratio. At Salem's option, the base rate is either a bank's prime rate or LIBOR. For purposes of determining the interest rate the prime rate spread ranges from 0% to 1.75%, and the LIBOR spread ranges from 1% to 3%. At December 31, 1998, the interest rate on amounts outstanding under the Credit Agreement was 8.25%. Interest is payable quarterly. Commencing March 31, 1999, the commitment under the Credit Agreement reduces by $2.5 million quarterly through December 31, 2003, and by $6.25 million quarterly through June 30, 2004. The Credit Agreement expires August 31, 2004. The classification of the amounts due under the revolving line of credit in the accompanying balance sheet at December 31, 1998 is based on the terms of the Credit Agreement.

     In January 1999, the Credit Agreement was amended to increase the maximum Adjusted Debt to Cash Flow Ratio to 7.00 to 1.00 through June 29, 1999. The interest rate spreads were also amended. The prime rate spread ranges from 0% to 2.25%, and the LIBOR spread ranges from 1% to 3.5%.

     The Credit Agreement with the banks (a) provides for restrictions on additional borrowings and leases; (b) prohibits Salem, without prior approval from the banks, from paying dividends, liquidating, merging, consolidating or selling its assets or business, and (c) requires Salem to maintain certain financial ratios and other covenants. Salem has pledged all of its assets as collateral under the Credit Agreement. Additionally, all the Company's stock holdings in its subsidiaries are pledged as collateral.

     In September 1997, in connection with the issuance of the Notes and the Credit Agreement the Company repaid all amounts due under its previous revolving line of credit with the banks. The Company wrote off certain deferred financing costs and terminated all of its interest rate swap and cap agreements associated with the line of credit (see Note 5). The write-off and termination fees of $1,185,000, net of a $659,000 income tax benefit, was recorded as an extraordinary item in the accompanying statement of operations for the year ended December 31, 1997.

9 1/2% Senior Subordinated Notes due 2007

     The Notes bear interest at 9 1/2% per annum, with interest payment dates on April 1 and October 1, commencing April 1, 1998. Principal is due on the maturity date, October 1, 2007. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after October 1, 2002, at the redemption prices (including applicable redemption premium) specified in the indenture. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors (the Company's subsidiaries). The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness, including the Company's obligations under the Credit Agreement. The indenture limits the incurrence of additional indebtedness by the Company, the payment of

                        SALEM COMMUNICATIONS CORPORATION
dividends, the use of proceeds of certain asset sales, and contains certain other restrictive covenants affecting the Company. In March 1998, the Company consummated an exchange offer for the original notes (Original Notes) which were issued in September 1997. The exchange offer commenced when the Company's registration statement under the Securities Act of 1933 was declared effective. The Notes are identical in all material respects to the Original Notes except that the Notes do not contain terms with respect to transfer restrictions. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by the Guarantors.

Other Debt

     In August 1998, in connection with the Company's acquisition of KIEV-AM, the Company agreed to lease the real property on which the station's towers and transmitter are located for $10,000 per month. The Company also agreed to purchase the property for $3 million in February 2000. The Company recorded this transaction in a manner similar to a capital lease. The amount recorded as a long-term obligation at December 31, 1998, represents the present value of the future commitments under the lease and purchase contract, discounted at 8.5%.

     At December 31, 1998 and 1997, the Company owed $1.8 million and $2 million, respectively, to one of its stockholders. Interest is payable monthly. The note is payable upon demand by the stockholder. The Company intends to refinance the borrowing if demanded by the stockholder with the proceeds from a borrowing under the Credit Agreement. Accordingly, the amount is reflected as long-term debt in the accompanying balance sheet at December 31, 1998, consistent with the terms of the Credit Agreement.

Maturities of Long-Term Debt

     Principal repayment requirements under all long-term debt agreements outstanding at December 31, 1998, for each of the next five years and thereafter are as follows:

1999.........................................  $     --
2000.........................................     2,810
2001.........................................        --
2002.........................................        --
2003.........................................     3,500
Thereafter...................................   172,300
                                               --------
                                               $178,610
                                               ========

5. INTEREST RATE CAP AND SWAP AGREEMENTS

     In 1996 and 1997 Salem had entered into interest rate swap and cap agreements to reduce the impact of changes in interest rates on its floating-rate long-term debt. In September 1997, in connection with the issuance of the Notes and the Credit Agreement the Company terminated all of its interest rate swap and cap agreements for aggregate fees of $417,000. The Company wrote off these costs (unamortized swap fee of $201,000 and the swap termination fee of $417,000) in September 1997. This write-off, net of income

                        SALEM COMMUNICATIONS CORPORATION
tax benefit, was included in the extraordinary loss in the accompanying statement of operations for the year ended December 31, 1997 (see Note 4).

6. INCOME TAXES

     As discussed in Note 1, prior to the Reorganization, New Inspiration and Golden Gate were S Corporations for income tax purposes. Accordingly, any federal and state income tax liability on net income of the S Corporations has been the liability of shareholders of the S Corporations. The S Corporation status of New Inspiration and Golden Gate was terminated in the Reorganization, which was effective August 13, 1997, and the income of New Inspiration and Golden Gate will thereafter be subject to federal and state income taxes. The accompanying consolidated statements of operations include an unaudited pro forma income tax adjustment, using an estimated combined effective tax rate of approximately 40%, to reflect the estimated income tax expense of the Company as if New Inspiration and Golden Gate had been subject to federal and state income taxes for the periods presented. In connection with the Reorganization, which resulted in the termination of the S Corporation status of New Inspiration and Golden Gate, the Company recorded a deferred tax liability and provision of approximately $609,000 in December 1997.

     The consolidated provision (benefit) for income taxes for Salem consisted of the following at December 31:

                                                  1996     1997     1998
                                                 ------   -------   -----
                                                      (IN THOUSANDS)
Current:
  Federal......................................  $  189   $  (149)  $  --
  State........................................     333       618     387
                                                 ------   -------   -----
                                                    522       469     387
Deferred:
  Federal......................................   5,737    (1,162)   (467)
  State........................................     396       140    (263)
                                                 ------   -------   -----
                                                  6,133    (1,022)   (730)
Current tax benefit reflected in net
  extraordinary loss...........................      --      (659)     --
                                                 ------   -------   -----
Income tax provision (benefit).................  $6,655   $   106   $(343)
                                                 ======   =======   =====

                        SALEM COMMUNICATIONS CORPORATION

     The consolidated deferred tax asset and liability consisted of the following at December 31:

                                                        1997      1998
                                                       -------   -------
                                                        (IN THOUSANDS)
Deferred tax assets:
  Financial statement accruals not currently
     deductible......................................  $   610   $   665
  Net operating loss, AMT credit and other
     carryforwards...................................    2,224     2,367
  State taxes........................................      197       122
                                                       -------   -------
Total deferred tax assets............................    3,031     3,154
Valuation allowance for deferred tax assets..........      (95)      (95)
                                                       -------   -------
Net deferred tax assets..............................    2,936     3,059
Deferred tax liabilities:
  Excess of net book value of property, plant and
     equipment for financial reporting purposes over
     tax basis.......................................    3,806     4,263
  Excess of net book value of intangible assets for
     financial reporting purposes over tax basis.....    8,118     7,305
  Other..............................................      880       629
                                                       -------   -------
Total deferred tax liabilities.......................   12,804    12,197
                                                       -------   -------
Net deferred tax liabilities.........................  $ 9,868   $ 9,138
                                                       =======   =======

     A reconciliation of the statutory federal income tax rate to the effective tax rate, as a percentage of income before income taxes, is as follows:

                                                         YEAR ENDED
                                                        DECEMBER 31
                                                    --------------------
                                                    1996    1997    1998
                                                    ----    ----    ----
Statutory federal income tax rate.................   34%    (34)%   (34)%
State income taxes, net...........................    3      49       4
Nondeductible expenses............................   --       5       7
Exclusion of income taxes of S corporations and
  the Partnership.................................   (7)    (76)     --
Change in taxable entity (S corporation to C
  corporation)....................................   --      56      --
Other, net........................................    4      10       5
                                                     --     ---     ---
                                                     34%     10%    (18)%
                                                     ==     ===     ===

     The S Corporations had book income (loss) before income taxes of $3,800,000 and $2,400,000 in 1996 and 1997, respectively. These amounts include the S Corporations' 85% ownership interest in Beltway.

     At December 31, 1998, the Company has net operating loss carryforwards for federal income tax purposes of approximately $5,800,000 which expire in years 2010 through 2018 and for state income tax purposes of approximately $4,600,000 which expire in years 1999 through 2013. The Company has federal alternative minimum tax credit carryforwards of approximately $147,000. For financial reporting purposes, a valuation allowance of $95,000

                        SALEM COMMUNICATIONS CORPORATION
has been provided in 1998 and 1997 to offset a portion of the deferred tax assets related to the state net operating loss carryforwards.

7. COMMITMENTS AND CONTINGENCIES

     Salem leases various land, offices, studios and other equipment under operating leases that expire over the next 10 years. The majority of these leases are subject to escalation clauses and may be renewed for successive periods ranging from one to five years on terms similar to current agreements and except for specified increases in lease payments. Rental expense included in operating expense under all lease agreements was $3,800,000, $4,800,000 and $4,800,000 in 1996, 1997, and 1998 respectively.

     Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 1998, are as follows:

                                            RELATED
                                            PARTIES     OTHER      TOTAL
                                            -------    -------    -------
                                                   (IN THOUSANDS)
1999......................................  $1,102     $ 3,895    $ 4,997
2000......................................   1,102       3,421      4,523
2001......................................   1,102       2,696      3,798
2002......................................     747       2,165      2,912
2003......................................     690       1,961      2,651
Thereafter................................   1,100      10,440     11,540
                                            ------     -------    -------
                                            $5,843     $24,578    $30,421
                                            ======     =======    =======

     The Company is involved in certain legal actions and claims arising in the normal course of business. It is the opinion of management that such litigation and claims will be resolved without material effect on the Company's consolidated financial position, operations and cash flows.

     The Company has a deferred compensation agreement with one of its officers, which provides for retirement payments to the officer for a period of ten consecutive years, if he remains employed by the Company until age 60. The retirement payments are based on a formula defined in the agreement. The estimated obligation under the deferred compensation agreement is being provided for over the service period. At December 31, 1997 and 1998, a liability of approximately $370,000 and $432,000 respectively, is included in other liabilities in the accompanying balance sheets for the amounts earned under this agreement.

8. RELATED PARTY TRANSACTIONS

     In December 1997, the Company borrowed $2 million from a stockholder pursuant to a promissory note with a revolving principal amount of up to $2.5 million. The outstanding balance on the note as of December 31, 1998 and 1997 was $1.8 million and $2 million, respectively (see Note 4). The note is a demand note which bears interest at a floating rate (8 1/4% at December 31, 1998). During the term of the note, the interest rate will at all

                        SALEM COMMUNICATIONS CORPORATION
times be 1% lower than the rate for base rate borrowings under the Company's Credit Agreement. The Company will borrow under the Credit Agreement when the stockholder demands repayment.

     In January 1998, the Company borrowed $1.5 million from another stockholder pursuant to another promissory note with a revolving principal amount of up to $2.5 million. The Company repaid all amounts outstanding in May 1998. There were no amounts outstanding at December 31, 1998 and 1997. The note is a demand note which bears interest at a floating rate. During the term of the note, the interest rate will at all times be 1% lower than the rate for base rate borrowings under the Company's Credit Agreement. The Company will borrow under the Credit Agreement when the stockholder demands repayment of any amounts outstanding.

     A stockholder's trust owns real estate on which certain assets of two radio stations are located. Salem, in the ordinary course of its business, entered into two separate lease agreements with this trust. Rental expense included in operating expense for 1996, 1997 and 1998 amounted to $57,000, $57,000 and $60,000, respectively.

     Land and buildings occupied by various Salem radio stations are leased from the stockholders of Salem. Rental expense under these leases included in operating expense for 1996, 1997 and 1998 amounted to $800,000, $1,000,000 and $1,000,000, respectively.

     In August 1997, the Company assigned its contract with a tower construction company to build a broadcast tower in Houston, Texas to a corporation owned by the principal stockholders subject to the principal stockholders obtaining financing. The principal stockholders obtained such financing on December 31, 1997 and reimbursed the Company for its costs and expenses under the contract, which amounted to approximately $3.7 million.

     At December 31, 1995, notes receivable from stockholders totaled approximately $3,400,000. The notes bore interest at the Applicable Federal Rate and were payable upon demand. In December 1996, New Inspiration and Golden Gate distributed $5.5 million to the stockholders, of which $4.8 million was used by the stockholders to repay the notes receivable and accrued interest.

     In June 1997, the Company entered into a local marketing agreement (LMA) with a corporation, Sonsinger, Inc. (Sonsinger), owned by two of Salem's stockholders for radio station KKOL-AM. The stockholders and the Company are parties to an Option to Purchase Agreement whereunder the Company has been granted an option to purchase KKOL-AM from the stockholders at any time on or before December 31, 1999 at a price equal to the lower of the cost of the station to the stockholders, $1.4 million, and its fair market value as determined by an independent appraisal. Under the LMA, Salem programs KKOL-AM and sells all the airtime. Salem retains all of the revenue and incurs all of the expenses related to the operation of KKOL-AM and incurred approximately $64,000 and $164,000 in 1997 and 1998, respectively in LMA fees to Sonsinger.

     From time to time, the Company rents an airplane and a helicopter from a company which is owned by one of the principal stockholders. As approved by the independent members of the Company's board of directors, the Company rents these aircraft on an

                        SALEM COMMUNICATIONS CORPORATION
hourly basis at below-market rates and uses them for general corporate needs. Total rental expense for these aircraft for 1996, 1997 and 1998 amounted to approximately $38,000, $60,000 and $69,000, respectively.

9. DEFINED CONTRIBUTION PLAN

     In 1993, the Company established a 401(k) defined contribution plan (the
Plan), which covers all eligible employees (as defined in the Plan). Participants are allowed to make nonforfeitable contributions up to 15% of their annual salary, but may not exceed the annual maximum contribution limitations established by the Internal Revenue Service. The Company currently matches 10% of the amounts contributed by each participant but does not match participants' contributions in excess of 10% of their compensation per pay period. Effective January 1, 1999 the Company matches 25% of the amounts contributed by each participant but does not match participants' contributions in excess of 6% of their compensation per pay period. The Company contributed and expensed $48,000, $80,000 and $87,000 to the Plan in 1996, 1997 and 1998 respectively.

10.  STOCKHOLDERS' EQUITY

     On March 31, 1999, the Company changed its domicile from California to Delaware (the Reincorporation). In conjunction with the Reincorporation, the Company's capital structure was changed to authorize 80,000,000 shares of Class A common stock, $0.01 par value, 20,000,000 shares of Class B common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. In the Reincorporation, the previously outstanding 81,672 shares of common stock were converted into 163,344 shares of Class A common stock and 81,672 shares of Class B common stock. All references in the accompanying consolidated financial statements to the number of shares of Common Stock have been retroactively adjusted to reflect the new capital structure.

     Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share, except for specified related party transactions. Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, except that holders of Class A common stock vote separately for two independent directors.

11. SUBSEQUENT EVENTS (UNAUDITED)

     In January 1999, the Company purchased the assets of OnePlace, LLC (OnePlace), for $6.2 million, and all the outstanding shares of stock of CCM Communications, Inc. (CCM), for $1.9 million. OnePlace is engaged in the business of applying Internet e-commerce, consumer profiling and other information technologies in the Christian products industry. CCM publishes magazines which follow the contemporary Christian music industry. The purchases were financed primarily by an additional borrowing. The Company amended its Credit Agreement with the banks to allow for such a borrowing (see Note 4).

                        SALEM COMMUNICATIONS CORPORATION

     In January 1999, OnePlace agreed to purchase the assets of NavPress Software, Inc. (NavPress), for $550,000. NavPress develops and supplies electronic Bible and Christian reference books and Bible study software applications.

     In April 1999, the Company exercised an option to acquire ownership of KKOL-AM for $1.4 million, entered into a letter of intent to purchase WLSY-FM and WRVI-FM for a combined purchase price of $5.0 million, and has signed a letter of intent to purchase KGME-AM for $5.0 million. KKOL-AM, in Seattle, Washington, is owned by a corporation owned by the Company's principal stockholders. WLSY-FM and WRVI-FM are both located in Louisville, Kentucky. KGME-AM is located in Phoenix, Arizona.

     In April 1999, the $1.8 million note payable to one of the Company's stockholders, reflected as long-term debt in the accompanying balance sheet at December 31, 1998, was repaid in full and canceled.

     In April 1999, the Company's Board of Directors approved a plan to file an initial public offering with the Securities and Exchange Commission.

================================================================================

     Through and including              , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                                 SHARES

                                  [SALEM LOGO]

                              CLASS A COMMON STOCK

                            -----------------------

                                   PROSPECTUS

                            -----------------------

                   Joint Lead Managers and Joint Bookrunners

BT ALEX. BROWN                                        ING BARING FURMAN SELZ LLC
                             ----------------------

                              SALOMON SMITH BARNEY

                                           , 1999

================================================================================

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED APRIL 20, 1999

PROSPECTUS

                                                  SHARES

                     LOGO  SALEM COMMUNICATIONS CORPORATION
                              CLASS A COMMON STOCK
                             ----------------------

     This is Salem's initial public offering. We are offering
               shares of Class A common stock and the selling stockholders of
Salem are offering                shares of Class A common stock. The
international managers are offering                shares outside the United
States and Canada and the U.S. underwriters are offering                shares
in the United States and Canada.

     We expect the public offering price to be between $          and
$          per share. After pricing of this offering, we expect that the Class A common stock will trade on The New York Stock Exchange under the symbol "SLC."

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.
                             ----------------------

                                                             PER SHARE    TOTAL
                                                             ---------    ------
Public Offering Price......................................   $           $
Underwriting Discount......................................   $           $
Proceeds, before expenses, to Salem........................   $           $
Proceeds, before expenses, to Selling Stockholders.........   $           $

     The international managers may also purchase from the selling stockholders
up to an additional                shares of Class A common stock at the public
offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly
purchase up to an aggregate of                additional shares of Class A
common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of Class A common stock will be ready for delivery in New York,
New York on or about              , 1999.
                             ----------------------

                   Joint Lead Managers and Joint Bookrunners

BT ALEX. BROWN INTERNATIONAL                                         ING BARINGS
                             ----------------------

                       SALOMON SMITH BARNEY INTERNATIONAL
                             ----------------------

               THE DATE OF THIS PROSPECTUS IS             , 1999.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                               TABLE OF CONTENTS

                                  PAGE
                                  ----
Summary.........................    1
Risk Factors....................    8
Forward-Looking Statements......   12
Use of Proceeds.................   13
Dividend Policy.................   13
Capitalization..................   14
Dilution........................   15
Selected Consolidated Financial
  Information...................   16
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations....................   19
Business........................   29
Management......................   51
Transactions Involving Officers,
  Directors and Principal
  Stockholders..................   58

                                  PAGE
                                  ----
Security Ownership of Selling
  Stockholders, Beneficial
  Owners and Management.........   61
Description of Capital Stock....   62
Shares Eligible for Future
  Sale..........................   67
Certain U.S. Federal Tax
  Considerations for Non-U.S.
  Holders of Class A Common
  Stock.........................   68
Underwriting....................   71
Legal Matters...................   77
Experts.........................   77
Additional Information..........   77
Index to Consolidated Financial
  Statements....................  F-1

                           -------------------------

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                           -------------------------

     We are a Delaware corporation. Our principal executive offices are located at 4880 Santa Rosa Road, Suite 300, Camarillo, CA 93012, and our telephone number is (805) 987-0400. In this prospectus, "Salem," "we," "us" and "our" refer to Salem Communication Corporation and its subsidiaries (but not to the underwriters listed in this prospectus), unless the context otherwise requires.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     We intend to offer our Class A common stock outside the United States and Canada through a number of international managers and in the United States and Canada through U.S. underwriters. BT Alex. Brown International, a division of Bankers Trust International PLC, ING Barings Limited as agent for ING Bank N.V., London Branch, and Salomon Brothers International Limited are acting as lead managers of each of the international managers named below. Subject to the terms and conditions set forth in an international purchase agreement among Salem, the selling stockholders and the international managers, and concurrently with the
sale of                shares of Class A common stock to the U.S. underwriters,
we and the selling stockholders have agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from Salem and the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

                                                               NUMBER
                   INTERNATIONAL MANAGERS                     OF SHARES
                   ----------------------                     ---------
BT Alex. Brown International, a division of Bankers Trust
  International PLC.........................................
ING Barings Limited as agent for ING Bank N.V., London
  Branch....................................................
Salomon Brothers International Limited......................
        Total...............................................
                                                               -------

     We and the selling stockholders have also entered into a U.S. purchase agreement with certain U.S. underwriters in the United States for whom BT Alex. Brown Incorporated, ING Baring Furman Selz LLC and Salomon Smith Barney Inc. are acting as U.S. representatives. Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the sale of shares of Class A common stock to the international managers pursuant to the international purchase agreement, we and the selling stockholders have agreed to sell to the U.S. underwriters, and the U.S. underwriters severally have agreed to purchase from us and the selling stockholders, an aggregate of shares of Class A common stock. The initial public offering price per share of Class A common stock and the total underwriting discount per share are identical under the international purchase agreement and the U.S. purchase agreement.

     In the international purchase agreement and the U.S. purchase agreement, the several international managers and the several U.S. underwriters, respectively, have agreed, subject to the terms and conditions set forth in those agreements, to purchase all of the shares of Class A common stock being sold under the terms of each such agreement if any of the shares of Class A common stock being sold under the terms of that agreement are purchased. In the event of a default by an underwriter, the international purchase agreement and the U.S. purchase agreement provide that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of Class A common stock to be purchased by the international managers and the U.S. underwriters are conditioned upon one another.

     We and the selling stockholders have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the international managers and the U.S. underwriters may be required to make in respect of those liabilities.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     The shares of Class A common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The lead managers have advised us and the selling stockholders that the international managers propose initially to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession
not in excess of $     per share of Class A common stock. The international
managers may allow, and such dealers may reallow, a discount not in excess of
$     per share of Class A common stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may change.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us and the selling stockholders to the international managers and the U.S. underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.

                                      PER SHARE   WITHOUT OPTION   WITH OPTION
                                      ---------   --------------   -----------
Public offering price...............   $              $              $
Underwriting discount...............   $              $              $
Proceeds, before expenses, to
  Salem.............................   $              $              $
Proceeds, before expenses, to the
  selling stockholders..............   $              $              $

     The expenses of the offering, exclusive of the underwriting discount, are
estimated at $          and are payable by us.

INTERSYNDICATE AGREEMENT

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the terms of the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of our Class A common stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the international managers and any dealer to whom they sell shares of Class A common stock will not offer to sell or sell shares of Class A common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, and the U.S. underwriters and any dealer to whom they sell shares of our Class A common stock will not offer to sell or sell shares of our Class A common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, except in the case of transactions under the terms of the intersyndicate agreement.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

OVER-ALLOTMENT OPTIONS

     The selling stockholders have granted an option to the international managers, exercisable for 30 days after the date of this prospectus, to purchase
up to an aggregate of                additional shares of our Class A common
stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The international managers may exercise this option solely to cover over-allotments, if any, made on the sale of our Class A common stock offered hereby. To the extent that the international managers exercise this option, each international manager will be obligated, subject to certain conditions, to purchase a number of additional shares of our Class A common stock proportionate to such international manager's initial amount reflected in the foregoing table.

     The selling stockholders also have granted an option to the U.S. underwriters, exercisable for 30 days after the date of this prospectus, to
purchase up to an aggregate of                additional shares of Class A
common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

RESERVED SHARES

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered hereby to be sold to some of our directors, officers, employees, distributors, dealers, business associates and related persons. The number of shares of our Class A common stock available for sale to the general public will be reduced to the extent that those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of the offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

LOCK-UP

     We and our executive officers and directors and all existing stockholders have agreed, subject to certain exceptions, without the prior written consent of BT Alex. Brown Incorporated and ING Baring Furman Selz LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus, not to directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file a registration statement under the Securities Act with respect to any shares of our common stock or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

NEW YORK STOCK EXCHANGE LISTING

     We expect our Class A common stock to be approved for listing on The New York Stock Exchange under the symbol "SLC." In order to meet the requirements for listing of our Class A common stock on that exchange, the international managers and the U.S. underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners.

     Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the lead managers and U.S. representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are the valuation multiples of publicly traded companies that the lead managers and the U.S. representatives believe to be comparable to us, certain of our financial information, our history of, our prospects, the industry in which we compete, and an assessment of our management, its past and present operations, the prospects for, and timing of, our future revenue, the present state of our development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours. There can be no assurance that an active trading market will develop for our Class A common stock or that our Class A common stock will trade in the public market subsequent to the offering at or above the initial public offering price.

     The underwriters do not expect sales of the our Class A common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares offered in this offering.

PRICE STABILIZATION, SHORT POSITIONS, PENALTY BIDS AND INTERNATIONAL OFFERING RESTRICTIONS

     Until the distribution of our Class A common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our Class A common stock. As an exception to these rules, the U.S. representatives are permitted to engage in transactions that stabilize the price of our Class A common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our Class A common stock.

     If the underwriters create a short position in our Class A common stock in connection with the offering, that is, if they sell more shares of our Class A common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing our Class A common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The U.S. representatives may also impose a penalty bid on underwriters and selling group members. This means that if the U.S. representatives purchase shares of our Class A common stock in the open market to reduce the underwriters' short position or to stabilize the price of our Class A common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

of such purchases. The imposition of a penalty bid might also have an effect on the price of our Class A common stock to the extent that it discourages resales of our Class A common stock.

     Neither Salem nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither Salem nor any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each international manager has agreed that (i) it has not offered or sold and, prior to the expiration period of six months from the closing of the offering, will not offer or sell any shares of Class A common stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of Class A common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Class A common stock, or the possession, circulation or distribution of this prospectus or any other material relating to Salem or shares of Class A common stock in any jurisdiction where action for the purpose is required. Accordingly, the shares of Class A common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of Class A common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page of this prospectus.

     ING Baring Furman Selz LLC, an affiliate of ING Bank N.V., and Salomon Smith Barney Inc., an affiliate of Salomon Brothers International Limited, have engaged in investment banking transactions with Salem, for which they have received customary compensation, and may do so in the future.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
================================================================================

     Through and including              , 1999 (the 25th day after the date of
this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                                 SHARES

                                  [SALEM LOGO]

                              CLASS A COMMON STOCK

                            -----------------------

                                   PROSPECTUS

                            -----------------------

                   Joint Lead Managers and Joint Bookrunners

BT ALEX. BROWN INTERNATIONAL                                         ING BARINGS
                             ----------------------

                       SALOMON SMITH BARNEY INTERNATIONAL

                                           , 1999

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses, other than the underwriting discount, payable by Salem and the selling stockholders in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee.

Securities and Exchange Commission registration fee.........  $55,600
NASD filing fee.............................................   20,500
NYSE listing fee............................................        *
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Blue Sky qualification fees and expenses....................        *
Printing and engraving expenses.............................        *
Transfer agent and registrar fees...........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Salem is a Delaware corporation and, therefore, is subject to the Delaware General Corporation Law. Subject to certain limitations, Section 145 of the Delaware General Corporation Law provides in part that a corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     Salem's certificate of incorporation and bylaws contain provisions whereunder Salem will indemnify each of its officers and directors (or their heirs, executors or administrators, if applicable) and may indemnify any of its employees or agents to the fullest extent permitted by Delaware law. The indemnification provisions in Salem's certificate of incorporation and bylaws may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Salem pursuant to the foregoing provisions, or otherwise, it is Salem's understanding that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Salem maintains insurance on behalf of any person who is or was a director or officer of Salem.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following is a summary of the sales during the past three years by Salem, or its immediate predecessor Salem Communications Corporation-California, securities that were not registered under the Securities Act:

          (a) on August 13, 1997, Salem Communications Corporation-California issued 13,336 shares of common stock to Edward G. Atsinger III, 10,744 shares of common stock to Nancy A. Epperson and 2,592 shares of common stock to Stuart W. Epperson.

          (b) on September 25, 1997, Salem Communications Corporation-California issued and sold $150,000,000 aggregate principal amount of 9 1/2% Series A Senior Subordinated Notes due 2007 to several qualified institutional buyers; thereafter on March 19, 1998, Salem Communications-California issued and exchanged $150,000,000 aggregate principal amount of 9 1/2% Series B Senior Subordinated Notes due 2007 for all of the previously issued 9 1/2% Series A Senior Subordinated Notes due 2007.

          (c) on March 31, 1999, Salem Communications Corporation-California merged with and into Salem, whereby Salem, a Delaware corporation, was the surviving corporation and all previously issued and outstanding shares of Salem Communications Corporation-California, were canceled in exchange for two shares of Class A common stock and one share of Class B common stock in Salem. Each of the previously issued shares of common stock of Salem Communications Corporation-California held by Edward G. Atsinger III, Stuart W. Epperson and Nancy A. Epperson, thus became shares of Class A and Class B common stock of Salem.

     The transactions set forth in paragraph (a) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof, as sales not involving a public offering. The transactions set forth in paragraph (b) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 144A promulgated under the Securities Act and pursuant to an effective registration statement for the consummated exchange offer. The transaction set forth in paragraph (c) above was undertaken in reliance upon the exception for change of domicile provided for in Rule 145(a)(2) promulgated under the Securities Act. The purchasers of the securities described in paragraphs (a) and (c) above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates evidencing the outstanding securities described in paragraphs (a) and (c) bear legends stating that the shares may not be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act or an exemption from such registration requirements. Salem believes that exemptions other than those specified above may exist with respect to the transactions set forth above.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
 1.01*          U.S. Purchase Agreement, among Salem, the selling
                stockholders, and BT Alex. Brown Incorporated, ING Baring
                Furman Selz LLC and Salomon Smith Barney Inc.
 2.01**         Agreement and Plan of Merger of Salem Communications
                Corporation, a Delaware corporation, and Salem
                Communications Corporation, a California corporation, dated as of March 31, 1999.
 3.01**         Amended and Restated Certificate of Incorporation of Salem
                Communications Corporation, a Delaware corporation.
 3.02**         Bylaws of Salem Communications Corporation, a Delaware
                corporation.
 4.01+          Indenture between Salem, certain named guarantors and The
                Bank of New York, as Trustee, dated as of September 25,
                1997, relating to the 9 1/2% Series A and Series B Senior
                Subordinated Notes due 2007.
 4.02+          Form of 9 1/2% Senior Subordinated Note.
 4.03+          Form of Note Guarantee.
 4.04+          Credit Agreement, dated as of September 25, 1997, among
                Salem, the several Lenders from time to time parties
                thereto, and The Bank of New York, as Administrative Agent for the Lenders (incorporated by reference to Exhibit 4.07 of the previously filed Registration Statement on Form S-4
                (No. 333-41733)).
 4.05+          Borrower Security Agreement, dated as of September 25, 1997, by and between Salem and The Bank of New York, as
                Administrative Agent (incorporated by reference to Exhibit
                4.08 of the previously filed Registration Statement on Form
                S-4 (No. 333-41733)).
 4.06+          Subsidiary Guaranty and Security Agreement dated as of
                September 25, 1997, by and between Salem and The Bank of New
                York, as Administrative Agent and the Guarantors named
                therein (incorporated by reference to Exhibit 4.09 of the
                previously filed Registration Statement on Form S-4 (No.
                333-41733)).
 4.07+++        Amendment No. 1 and Consent No. 1, dated as of August 5,
                1998, to the Credit Agreement, dated as of September 25,
                1997, by and among Salem, The Bank of New York, as
                Administrative Agent, Bank of America NT&SA, as
                Documentation Agent, and the Lenders named therein
                (incorporated by reference to Exhibit 10.02 of previously
                filed Current Report on Form 8-K).
 4.08++         Amendment No. 2 and Consent No. 2, dated as of January 22,
                1999, to the Credit Agreement, dated as of September 25,
                1997, by and among Salem, The Bank of New York, as
                Administrative Agent, Bank of America NT&SA, as
                Documentation Agent, and the Lenders named therein.
 4.09*          Specimen of Class A common stock certificate.

  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
 4.10           Supplemental Indenture No. 1, dated as of March 31, 1999, to the Indenture, dated as of September 25, 1997, by and among
                Salem Communications Corporation, a California corporation,
                Salem Communications Corporation, a Delaware corporation,
                The Bank of New York, as Trustee, and the Guarantors named therein.
 4.11           Consent No. 3, dated as of March 31, 1999, to the Credit
                Agreement, dated as of September 25, 1997, by and among
                Salem Communications Corporation, The Bank of New York, as
                Administrative Agent for the Lenders, Bank of America NT&SA,
                as Documentation Agent, and the Lenders named therein.
 4.12           Assumption Agreement, dated as of March 31, 1999, by and
                between Salem Communications Corporation, a Delaware
                corporation, and The Bank of New York, as Administrative
                Agent.
 4.13           Amendment No. 1 to the Grant of Security Interest
                (Servicemarks) by Salem to The Bank of New York, as
                Administrative Agent, under the Borrower Security Agreement, dated as of September 25, 1997, with the Administrative
                Agent.
 5.01*          Opinion and Consent of Gibson, Dunn & Crutcher LLP,
                regarding validity of the Class A common stock.
10.01+          Employment Agreement, dated as of August 1, 1997, between
                Salem and Edward G. Atsinger III.
10.02+          Employment Agreement, dated as of August 1, 1997, between
                Salem and Stuart W. Epperson.
10.03.01+       Employment Contract, dated November 7, 1991, between Salem and Eric H. Halvorson.
10.03.02+       First Amendment to Employment Contract, dated April 22,
                1996, between Salem and Eric H. Halvorson.
10.03.03+       Second Amendment to Employment Contract, dated July 8, 1997, between Salem and Eric H. Halvorson.
10.03.04+       Deferred Compensation Agreement, dated November 7, 1991,
                between Salem and Eric H. Halvorson.
10.04.01        Reserved.
10.05.01+       Antenna/tower lease between Caron Broadcasting, Inc.
                (WHLO-AM/ Akron, Ohio) and Messrs. Atsinger and Epperson
                expiring 2007.
10.05.02+       Antenna/tower/studio lease between Caron Broadcasting, Inc.
                (WTSJ-AM/Cincinnati, Ohio) and Messrs. Atsinger and Epperson
                expiring 2007.
10.05.03+       Antenna/tower lease between Caron Broadcasting, Inc.
                (WHK-FM/ Canton, Ohio) and Messrs. Atsinger and Epperson
                expiring 2007.
10.05.04+       Antenna/tower/studio lease between Common Ground
                Broadcasting, Inc.(KKMS-AM/Eagan, Minnesota) and Messrs.
                Atsinger and Epperson expiring in 2006.
10.05.05+       Antenna/tower lease between Common Ground Broadcasting, Inc.
                (WHK-AM/Cleveland, Ohio) and Messrs. Atsinger and Epperson
                expiring 2008.

  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
10.05.06+       Antenna/tower lease (KFAX-FM/Hayward, California) and Salem
                Broadcasting Company, a partnership consisting of Messrs.
                Atsinger and Epperson, expiring in 2003.
10.05.07+       Antenna/tower/studio lease between Inland Radio, Inc.
                (KKLA-AM/ San Bernardino, California) and Messrs. Atsinger
                and Epperson expiring 2002.
10.05.08+       Antenna/tower lease between Inspiration Media, Inc.
                (KGNW-AM/ Seattle, Washington) and Messrs. Atsinger and
                Epperson expiring in 2002.
10.05.09+       Antenna/tower lease between Inspiration Media, Inc.
                (KLFE-AM/ Seattle, Washington) and The Atsinger Family Trust
                and Stuart W. Epperson Revocable Living Trust expiring in
                2004.
10.05.11.01+    Antenna/tower/studio lease between Pennsylvania Media
                Associates, Inc. (WZZD-AM/ WFIL-AM/Philadelphia,
                Pennsylvania) and Messrs. Atsinger and Epperson, as assigned from WEAZ-FM Radio, Inc., expiring 2004.
10.05.11.02+    Antenna/tower/studio lease between Pennsylvania Media
                Associates, Inc. (WZZD-AM/ WFIL-AM/Philadelphia,
                Pennsylvania) and The Atsinger Family Trust and Stuart W.
                Epperson Revocable Living Trust expiring 2004.
10.05.12+       Antenna/tower lease between Radio 1210, Inc.
                (KPRZ-AM/Olivenhain, California) and The Atsinger Family
                Trust expiring in 2002.
10.05.13+       Antenna/tower lease between Salem Media Corporation
                (WYLL-FM/ Arlington Heights, Illinois) and Messrs. Atsinger
                and Epperson expiring in 2002.
10.05.14+       Antenna/turner/studio leases between Salem Media Corporation
                (KLTX-AM/Long Beach and Paramount, California) and Messrs.
                Atsinger and Epperson expiring in 2002.
10.05.15+       Antenna/tower lease between Salem Media of Colorado, Inc.
                (KNUS-AM/Denver-Bolder, Colorado) and Messrs. Atsinger and
                Epperson expiring 2006.
10.05.16+       Antenna/tower lease between Salem Media of Ohio, Inc.
                (WRFD-AM/ Columbus, Ohio) and Messrs. Atsinger and Epperson
                expiring 2002.
10.05.17.01+    Studio Lease between Salem Media of Oregon, Inc.
                (KPDQ-AM/FM/ Portland, Oregon) and Edward G. Atsinger III,
                Mona J. Atsinger, Stuart W. Epperson, and Nancy K. Epperson
                expiring 2002.
10.05.17.02+    Antenna/tower lease between Salem Media of Oregon, Inc.
                (KPDQ-AM/FM/Raleigh Hills, Oregon and Messrs. Atsinger and
                Epperson expiring 2002.
10.05.18+       Antenna/tower lease between Salem Media of Pennsylvania,
                Inc. (WORD-FM/WPIT-AM/ Pittsburgh, Pennsylvania) and The
                Atsinger Family Trust and Stuart W. Epperson Revocable
                Living Trust expiring 2003.
10.05.19+       Antenna/tower lease between Salem Media of Texas, Inc.
                (KSLR-AM/ San Antonio, Texas) and Epperson-Atsinger 1983
                Family Trust expiring 2007.

  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
10.05.20+       Antenna/tower lease between South Texas Broadcasting, Inc.
                (KENR-AM/Houston-Galveston, Texas) and Atsinger Family Trust
                and Stuart W. Epperson Revocable Living Trust expiring 2005.
10.05.21+       Antenna/tower lease between Vista Broadcasting, Inc.
                (KFIA-AM/ Sacramento, California) and The Atsinger Family
                Trust and Stuart W. Epperson Revocable Living Trust expiring
                2006.
10.05.22++      Antenna/tower lease between South Texas Broadcasting, Inc.
                (KKHT-FM/Houston-Galveston, Texas) and Sonsinger
                Broadcasting Company of Houston, LP expiring 2008.
10.05.23++      Antenna/tower lease between Inspiration Media of Texas, Inc.
                (KTEK-AM/Alvin, Texas) and the Atsinger Family Trust and The
                Stuart W. Epperson Revocable Living Trust expiring 2009.
10.06.05+       Asset Purchase Agreement dated as of September 30, 1996 by and between Infinity Broadcasting Corporation of Dallas and
                Inspiration Media of Texas, Inc. (KEWS, Arlington, Texas;
                KDFX, Dallas, Texas).
10.06.07+       Asset Purchase Agreement dated June 2, 1997 by and between
                New England Continental Media, Inc. and Hibernia
                Communications, Inc. (WPZE-AM, Boston, Massachusetts).
10.06.08+       Option to Purchase dated as of August 18, 1997 by and
                between Sonsinger, Inc. and Inspiration Media, Inc.
                (KKOL-AM, Seattle, Washington).
10.06.09+++     Asset Purchase Agreement dated as of April 13, 1998 by and between New Inspiration Broadcasting Company and First
                Scientific Equity Devices Trust (KIEV-AM, Glendale,
                California) (incorporated by reference to Exhibit 2.01 of
                the previously filed Current Report on Form 8-K).
10.07.01+       Tower Purchase Agreement dated August 22, 1997 by and
                between Salem and Sonsinger Broadcasting Company of Houston,
                L.P.
10.07.02+       Amendment to the Tower Purchase Agreement dated November 10,
                1997 by and between Salem and Sonsinger Broadcasting Company of Houston, L.P.
10.07.03+       Promissory Note dated November 11, 1997 made by Sonsinger
                Broadcasting Company of Houston, L.P. payable to Salem.
10.07.04+       Promissory Note dated December 24, 1997 made by Salem
                payable to Edward G. Atsinger III.
10.07.05+       Promissory Note dated December 24, 1997 made by Salem
                payable to Stuart W. Epperson.
10.08.01+       Local Programming and Marketing Agreement dated June 13,
                1997 between Sonsinger, Inc. and Inspiration Media, Inc.
10.09.01+       Evidence of Key man life insurance policy no. 2256440M
                insuring Edward G. Atsinger III in the face amount of
                $5,000,000.
10.09.02+       Evidence of Key man life insurance policy no. 2257474H
                insuring Edward G. Atsinger III in the face amount of
                $5,000,000.
10.09.03+       Evidence of Key man life insurance policy no. 2257476B
                insuring Stuart W. Epperson in the face amount of
                $5,000,000.
10.10*          1999 Stock Incentive Plan.
21.01           Subsidiaries of Salem.

  EXHIBIT
   NUMBER                         DESCRIPTION OF EXHIBITS
  -------                         -----------------------
23.01           Consent of Ernst & Young LLP.
23.02*          Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
                5.01).
24.01           Powers of Attorney (included on signature pages of
                Registration Statement).

---------------

  + Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Registration Statement on Form S-4 (No. 333-41733), as amended, as declared effective by the Securities and Exchange Commission on February 9, 1998.

+++ Incorporated by reference to the exhibit same number to Salem's Current
    Report on Form 8-K, filed with the Securities and Exchange Commission on September 4, 1998.

 ++ Incorporated by reference to the exhibit of the same number, unless otherwise noted, of Salem's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 31, 1999.

 ** Incorporated by reference to the exhibit of the same number to Salem's
    Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 14, 1999.

  * To be filed by amendment.

(b) FINANCIAL STATEMENT SCHEDULES:

    Schedule II -- Valuation and Qualifying Accounts

     Other schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the consolidated financial statements or the related notes.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denominations and registered in the names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant undertakes:

          (1) For purposes of determining any liability under the Securities Act, as amended, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Camarillo, California on April 20, 1999.

                                          SALEM COMMUNICATIONS CORPORATION

                                          By:   /s/ EDWARD G. ATSINGER III
                                             -----------------------------------
                                              Edward G. Atsinger III
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Eric H. Halvorson and Dirk Gastaldo, his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any registration statement related thereto filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on April 20, 1999.

                 NAME                                   TITLE
                 ----                                   -----
      /s/ EDWARD G. ATSINGER III        President and Chief Executive Officer
--------------------------------------  (Principal Executive Officer)
        Edward G. Atsinger III

          /s/ DIRK GASTALDO             Vice President -- Finance (Principal
--------------------------------------  Financial Officer)
            Dirk Gastaldo

          /s/ EILEEN E. HILL            Vice President -- Accounting &
--------------------------------------  Taxation (Principal Accounting
            Eileen E. Hill              Officer)

      /s/ EDWARD G. ATSINGER III        Director
--------------------------------------
        Edward G. Atsinger III

        /s/ STUART W. EPPERSON          Director
--------------------------------------
          Stuart W. Epperson

                 NAME                                   TITLE
                 ----                                   -----
        /s/ ERIC H. HALVORSON           Director
--------------------------------------
          Eric H. Halvorson

        /s/ RICHARD A. RIDDLE           Director
--------------------------------------
          Richard A. Riddle

                                        Director
--------------------------------------
            Roland S. Hinz

                        SALEM COMMUNICATIONS CORPORATION

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                            ADDITIONS          DEDUCTIONS
                                                     -----------------------   -----------
                                       BALANCE AT    CHARGED TO   CHARGED TO                 BALANCE AT
                                      BEGINNING OF    COST AND      OTHER       BAD DEBT       END OF
            DESCRIPTION                  PERIOD       EXPENSES     ACCOUNTS    WRITE-OFFS      PERIOD
            -----------               ------------   ----------   ----------   -----------   ----------
Year ended December 31, 1996
Allowance for doubtful accounts.....     $  704        $1,067       $   --       $  (766)      $1,005
Year ended December 31, 1997
Allowance for doubtful accounts.....      1,005         1,283           --        (1,039)       1,249
Year ended December 31, 1998
Allowance for doubtful accounts.....      1,249         2,087           --        (2,474)         862

                                 EXHIBIT INDEX

EXHIBIT                                                                   PAGE
NUMBER                       DESCRIPTION OF EXHIBITS                     NUMBER
-------                      -----------------------                     ------
 1.01*     U.S. Purchase Agreement, among Salem, the selling
           stockholders, and BT Alex. Brown Incorporated, ING Baring
           Furman Selz LLC and Salomon Smith Barney Inc. ..............
 4.09*     Specimen of Class A common stock certificate................
 4.10      Supplemental Indenture No. 1, dated as of March 31, 1999, to the Indenture, dated as of September 25, 1997, by and among
           Salem Communications Corporation, a California corporation,
           Salem Communications Corporation, a Delaware corporation,
           The Bank of New York, as Trustee, and the Guarantors named therein.....................................................
 4.11      Consent No. 3, dated as of March 31, 1999, to the Credit
           Agreement, dated as of September 25, 1997, by and among
           Salem Communications Corporation, The Bank of New York, as
           Administrative Agent for the Lenders, Bank of America NT&SA,
           as Documentation Agent, and the Lenders named therein.......
 4.12      Assumption Agreement, dated as of March 31, 1999, by and
           between Salem Communications Corporation, a Delaware
           corporation, and The Bank of New York, as Administrative
           Agent.......................................................
 4.13      Amendment No. 1 to the Grant of Security Interest
           (Servicemarks) by Salem to The Bank of New York, as
           Administrative Agent, under the Borrower Security Agreement, dated as of September 25, 1997, with the Administrative
           Agent.......................................................
 5.01*     Opinion and Consent of Gibson, Dunn & Crutcher LLP,
           regarding validity of the Class A common stock..............
10.10*     1999 Stock Incentive Plan ..................................
21.01      Subsidiaries of Salem.......................................
23.01      Consent of Ernst & Young LLP................................
23.02*     Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit
           5.01).......................................................
24.01      Powers of Attorney (included on signature pages of
           Registration Statement).....................................

---------------
* To be filed by amendment.